Filed Pursuant to Rule 424(b)(5)

Registration No. 333-108713

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 8, 2003

5,000,000 shares

Common Stock

We are offering 5,000,000 shares of our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “ISRG.” On October 30, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $15.11 per share.

See “ Risk Factors” beginning on page S-12 to read about the risks you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$14.50	$72,500,000
Underwriting discount	$0.87	$4,350,000
Proceeds, before expenses, to us	$13.63	$68,150,000

We have granted the underwriters a 30-day option to purchase up to 750,000 additional shares to cover any over-allotments.

Delivery of the shares will be made on or about November 5, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Deutsche Bank Securities

U.S. Bancorp Piper Jaffray

The date of this prospectus supplement is October 31, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about this offering in two separate documents. This prospectus supplement provides general information about our company and describes specific details of this offering. The accompanying prospectus provides additional general information about our company. Generally, when we refer to the “prospectus,” we are referring to both this prospectus supplement and the accompanying prospectus.

We have not, and the underwriters have not, authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of any offer to buy common stock, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of any offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate on any date subsequent to the date of this prospectus supplement or that any information we have incorporated by reference in this prospectus supplement or the accompanying prospectus is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and the accompanying prospectus is delivered or common stock sold on a later date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the Commission or the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facility of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants such as Intuitive Surgical that file electronically with the Commission.

We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended, or Securities Act. The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Commission will automatically update, modify and supersede this information. The following documents, which Intuitive Surgical has filed with the Commission, are incorporated by reference into this prospectus supplement:

•	Annual Report of Intuitive Surgical on Form 10-K/A for the fiscal year ended December 31, 2002;

•	Proxy Statement included in registration statement on Form S-4 for Intuitive Surgical’s annual meeting of stockholders held June 30, 2003;

•	Quarterly Report of Intuitive Surgical on Form 10-Q for the quarter ended June 30, 2003;

•	Quarterly Report of Intuitive Surgical on Form 10-Q for the quarter ended March 31, 2003;

•	Item 5 of Report of Intuitive Surgical on Form 8-K filed October 27, 2003;

•	Report of Intuitive Surgical on Form 8-K filed July 15, 2003;

•	Item 5 of Report of Intuitive Surgical on Form 8-K filed April 24, 2003;

•	Report of Intuitive Surgical on Form 8-K filed March 7, 2003;

•	Description of Intuitive Surgical’s common stock contained in our registration statement on Form 8-A dated May 26, 2000; and

•	All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, after the date of this prospectus supplement and before we stop offering common stock under this prospectus supplement (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the Commission).

In addition, the following documents, which Computer Motion has filed with the Commission, are incorporated by reference into this prospectus supplement:

•	Annual Report of Computer Motion on Form 10-K/A for the fiscal year ended December 31, 2002;

•	Quarterly Report of Computer Motion on Form 10-Q for the quarter ended March 31, 2003;

•	Report of Computer Motion on Form 8-K filed March 11, 2003;

•	Report of Computer Motion on Form 8-K filed February 24, 2003; and

•	Report of Computer Motion on Form 8-K filed February 7, 2003.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations

Intuitive Surgical, Inc.

950 Kifer Road

Sunnyvale, California 94086

(408) 523-2100

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive position, growth opportunities for existing products, plans and objectives of management, markets for our common stock and other matters. Statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income wherever they occur in this prospectus supplement, the accompanying prospectus or the documents incorporated herein or therein by reference, are necessarily estimates reflecting the best judgment of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to the following:

•	timing and success of product development and market acceptance of developed products;

•	regulatory approvals, clearances and restrictions;

•	guidelines and recommendations in the health care and patient communities;

•	intellectual property positions and litigation;

•	competition in the medical device industry and in the specific markets of surgery in which Intuitive Surgical operates;

•	our ability to integrate the operations of Computer Motion with our operations, including the respective research and development operations, personnel, product lines and technology, and the rate at which the operations of the two companies are integrated;

•	our ability to achieve anticipated synergies and cost savings of our acquisition of Computer Motion and the rate at which these anticipated synergies and costs savings are achieved; and

•	unanticipated manufacturing disruptions, delays in regulatory approvals of new manufacturing facilities or the inability to meet demand for products.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, or in the case of documents incorporated by reference, as of the date of those documents. We undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events, except as required by law.

PROSPECTUS SUPPLEMENT SUMMARY

The following is a summary of information contained in this prospectus supplement. This summary may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus supplement and the accompanying prospectus. In addition, we encourage you to read the information incorporated by reference into this prospectus supplement and the accompanying prospectus, which includes important information about our company that we have filed with the SEC. You may obtain the information incorporated by reference in this prospectus supplement and the accompanying prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.” Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Intuitive Surgical,” “Intuitive,” “we,” “ us,” and “our” refer to Intuitive Surgical, Inc. and its subsidiaries.

Our Business

We design, manufacture and market the da Vinci Surgical System, an advanced surgical system that we believe represents a new generation of surgery — the third generation. We believe that this new generation of surgery, which we call Intuitive surgery, is a revolutionary advance similar in scope to the previous two generations of surgery — open surgery and minimally invasive surgery, or MIS. Our da Vinci Surgical System consists of a surgeon’s console, a patient-side cart, a high performance vision system and proprietary “wristed” instruments. By placing computer-enhanced technology between the surgeon and patient, we believe that our system enables surgeons to perform better surgery in a manner never before experienced. The da Vinci Surgical System seamlessly translates the surgeon’s natural hand movements on instrument controls at a console into corresponding micro-movements of instruments positioned inside the patient through small puncture incisions, or ports. Our da Vinci Surgical System provides the surgeon with the intuitive control, range of motion, fine tissue manipulation capability and 3-D visualization characteristic of open surgery, while simultaneously allowing the surgeon to work through the small ports of MIS. As of September 30, 2003, we had sold 192 da Vinci Surgical Systems and we believe surgeons using our technology have successfully completed thousands of surgical procedures of various types in major hospitals throughout the United States as well as in Europe and Asia.

Although open surgery is still the predominant form of surgery, the large incisions required create significant trauma to the patient, often contributing to long hospitalization and recovery times and high hospitalization costs, as well as significant pain and suffering. Over the past several decades, physicians have made progress in reducing surgery-related trauma by developing MIS techniques. These techniques allow surgery to be performed through ports rather than large incisions, resulting in shorter recovery times and reduced hospitalization costs. MIS techniques have been widely adopted for certain surgical procedures, such as gall bladder removal, but have not been widely adopted for most complex surgical procedures. We believe surgeons have been slow to adopt conventional MIS tools and techniques for complex surgical procedures due to the limitations of conventional MIS, including “backward” instrument movements, restricted range of motion, magnified hand tremor, lack of precision, difficulty in performing fine tissue manipulations, exaggerated instrument movements and poor visibility.

Our Solution

We believe that our technology overcomes many of the limitations of existing MIS tools and techniques in the following ways:

•	Natural Instrument Movements. Our technology is designed to directly transform the surgeon’s natural hand movements outside the body into corresponding micro-movements inside the patient’s body. Our technology eliminates the “backward” instrument movements of conventional MIS.

•	EndoWrist Instruments Provide Natural Dexterity and Range of Motion. Our technology is designed to provide surgeons with a range of motion in the surgical field analogous to the motions of a human hand and wrist. Our proprietary instruments incorporate “wrist” joints that enable surgeons to reach behind tissues and suture with precision, just as they can in open surgery.

•	More Precise Movements and Reduced Tremor. With our technology, the surgeon can also use “motion scaling,” a feature that translates, for example, a three millimeter hand movement outside the patient’s body into a one millimeter instrument movement in the surgical field inside the patient’s body. Motion scaling is designed to allow greater precision than is normally achievable in both open surgery and MIS.

•	Immersive 3-D Visualization. Our vision system is designed to give surgeons the perception that their hands are immersed in the surgical field even though they are outside the patient’s body. We believe our vision system, which incorporates our proprietary technology that allows the surgeon to easily change, move, zoom and rotate his or her field of vision, provides a much brighter and sharper image than any other 3-D endoscope vision system.

•	Easy to Learn, Easy to Master. We have designed our products to make them as simple as possible to use, even though the underlying technology is inherently complex.

•	Multi-Specialty Surgical Platform. The da Vinci Surgical System is designed to enable surgeons to perform surgery in virtually any part of the body.

We believe that these advantages give the patient the benefits of less traumatic MIS while restoring to the surgeon the range of motion and fine tissue control possible with open surgery, along with further enhancements such as tremor reduction, motion scaling and superior visualization.

Our Products

Our products include our da Vinci Surgical System consisting of a surgeon’s console, a patient-side cart, a high performance vision system and a variety of “smart disposable” EndoWrist instruments that incorporate our flexible “wrist” joint technology. We recently introduced a fourth robotic arm and three-channel vision system, which are available as options on new da Vinci Surgical Systems or as upgrades to existing da Vinci Surgical Systems. Our product revenues are generated primarily from the sale of our da Vinci Surgical Systems and our EndoWrist instruments, which include scissors, forceps, scalpels and a variety of other tools. Our EndoWrist instruments are resterilizable and reusable for a defined number of procedures. The da Vinci Surgical System will not allow an EndoWrist instrument to be used for more than its prescribed number of procedures to ensure that it performs up to its specifications. Accordingly, we expect to generate recurring revenues from sales of our EndoWrist instruments to be used with our installed base of da Vinci Surgical Systems. We also expect that as we increase the installed base of our da Vinci Surgical Systems and as the number of procedures performed with those installed systems also increases, recurring revenues from sales of our EndoWrist instruments will account for an increasing percentage of our total revenues.

Our Strategy

Our goal is to establish Intuitive surgery as the standard for complex surgical procedures and many other procedures currently performed using either open surgery or MIS. We intend to accomplish this objective both by pioneering new types of endoscopic surgery and by making existing MIS procedures easier, safer and more cost effective. Over time, our strategy is to broaden the number of procedures performed using the da Vinci Surgical System and to educate surgeons and hospitals as to the benefits of Intuitive surgery. Key elements of our strategy include the following:

•	Focus on Key Institutions. Our marketing efforts are focused on both academic and community hospitals in order to increase the prestige associated with use of the da Vinci Surgical System and drive system and procedure volume.

•	Focus on Key Procedures. Our procedure marketing efforts are primarily focused within urologic surgery, cardiothoracic surgery and general surgery.

•	Focus on Leading Surgeons to Drive Rapid and Broad Adoption. We place significant emphasis on marketing the da Vinci Surgical System to leading surgeons who are considered to be the “thought leaders” in their institutions and fields.

•	Develop Protocols for New Surgical Procedures. We intend to leverage our relationships with key institutions and surgical thought leaders to develop protocols for new surgical procedures.

•	Maintain Market Leadership. We intend to maintain our leadership advantage by continuing to develop and enhance our technology and to communicate the benefits of our da Vinci Surgical System to surgeons, hospitals and patients.

•	Develop Industry Alliances. We intend to continue to establish strategic alliances with leading medical device companies. We have formed alliances with, among other companies, Ethicon Endo-Surgery, Inc., Olympus Corporation and Medtronic, Inc.

Our Acquisition of Computer Motion

In June 2003, we acquired Computer Motion, Inc. in a stock transaction pursuant to which a wholly owned subsidiary of our company merged with and into Computer Motion. Computer Motion developed and marketed robotic and computerized surgical systems. In connection with the merger, each outstanding share of Computer Motion common stock was converted into the right to receive a fraction of one share of our common stock. In addition, we assumed all of Computer Motion’s outstanding options and warrants. The total purchase price was approximately $148.6 million. In connection with our acquisition of Computer Motion, all pending patent litigation between the companies was dismissed and Robert Duggan, the Chief Executive Officer and Chairman of the Board of Directors of Computer Motion, and Eric Halvorson, a director of Computer Motion, were appointed to our board of directors.

Our acquisition of Computer Motion is intended to enhance the competitive position of the combined company and to enable us to better capitalize on the market opportunity for the application of robotics to MIS. In addition, the acquisition is intended to strengthen our workforce, to enable us to better focus on strategic products and customers and to achieve significant cost synergies and economies of scale. The acquisition also eliminated ongoing intellectual property litigation between the two companies.

Recent Developments

On October 27, 2003, we announced our financial results for the three and nine months ended September 30, 2003. We shipped 15 da Vinci Surgical Systems and 16 fourth arms during the three months ended September 30, 2003. Sales for the three and nine months ended September 30, 2003 were $23.4 million and $64.1 million, respectively. Sales for the three months ended September 30, 2003 were comprised of $15.7 million from system sales and $7.7 million of recurring revenue. Operating expenses for the three and nine months ended September 30, 2003 were $16.7 million and $43.4 million, respectively. Net loss for the three and nine months ended September 30, 2003 was $3.4 million, or $0.12 per share, and $4.8 million, or $0.22 per share, respectively.

Effective July 1, 2003, we prospectively adopted EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Under EITF 00-21, a portion of the overall system price attributable to the first year of service is deferred and recognized as revenue over the course of the first year. Previously, in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” we recognized this amount in the period the system was delivered and accepted and accrued the estimated costs of providing service in that same period. As a result of the adoption of EITF 00-21, we deferred $1.7 million of revenue during the three months ended September 30, 2003 for recognition in future quarters.

Our company was founded in 1995. Our executive offices are located at 950 Kifer Road, Sunnyvale, California 94086, our telephone number is (408) 523-2100 and our website address is www.intuitivesurgical.com. Information contained on our website is not incorporated by reference into and does not form any part of this prospectus supplement on the accompanying prospectus. Intuitive®, da Vinci®, ZEUS®, AESOP®, HERMES®, EndoWrist®, InSite® and Navigator™ are trademarks of Intuitive Surgical, Inc. or its subsidiaries.

The Offering

Common stock offered	5,000,000 shares

Common stock to be outstanding after the offering	32,149,306 shares

Over-allotment option	750,000 shares

Use of proceeds	General corporate purposes, including funding working capital requirements and capital expenditures

Nasdaq symbol	ISRG

The number of shares of common stock to be outstanding after this offering excludes the following as of October 1, 2003:

•	3,981,329 shares of our common stock underlying outstanding stock options at a weighted average exercise price of $14.59 per share;

•	727,269 shares of our common stock underlying outstanding warrants at a weighted average exercise price of $20.51 per share;

•	3,134,654 shares of our common stock reserved for the future grant of options under our 2000 Equity Incentive Plan;

•	210,305 shares of our common stock reserved for the future grant of options under our 2000 Non-Employee Directors’ Stock Option Plan; and

•	458,431 shares of common stock reserved for future issuance under our 2000 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of our common stock and gives effect to the 1-for-2 reverse stock split completed on July 1, 2003.

Summary Consolidated Financial Data

The tables below present our summary consolidated statements of operations and balance sheet data. We derived the summary consolidated financial data from our audited financial statements for the three years ended December 31, 2002. We derived the summary consolidated financial data for the six months ended June 30, 2003 and 2002 from our unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statement data includes, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003 or any other future period. On June 30, 2003, we completed our acquisition of Computer Motion. The operations of Computer Motion have been excluded from the unaudited consolidated statement of operations data for the six months ended June 30, 2003, as the acquisition was not completed until June 30, 2003. The balance sheet of Computer Motion has been included in the unaudited consolidated balance sheet data as of June 30, 2003. This information is only a summary, and you should read it together with our consolidated financial statements and related notes contained in our annual and quarterly reports and other information that we have filed with the SEC and included and incorporated by reference in this prospectus supplement. Please see “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Where You Can Find More Information.”

(in thousands, except per share amounts)

	Fiscal Year Ended December 31,			Six Months Ended June 30, (1)
	2002	2001	2000	2003	2002
				(Unaudited)
Consolidated Statements of Operations Data:
Sales	$72,022	$51,673	$26,624	$40,688	$33,796
Cost of sales	34,584	28,218	18,031	16,644	16,732

Gross profit	37,438	23,455	8,593	24,044	17,064
Operating costs and expenses:
Selling, general and administrative	40,864	29,987	19,136	19,598	18,569
Research and development	16,793	13,851	11,734	7,050	8,877

Total operating costs and expenses	57,657	43,838	30,870	26,648	27,446

Loss from operations	(20,219)	(20,383)	(22,277)	(2,604)	(10,382)
Interest income, net	1,841	3,641	3,862	1,194	1,168
Other income (expense)	(43)	42	(108)	(5)	(143)

Net loss	$(18,421)	$(16,700)	$(18,523)	$(1,415)	$(9,357)

Basic and diluted net loss per common share	$(1.01)	$(0.93)	$(1.56)	$(0.08)	$(0.51)

Shares used in computing basic and diluted net loss per common share	18,229	17,908	11,898	18,506	18,173

	As of June 30, 2003
	Actual	As Adjusted (2)
	(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$42,850	$110,500
Working capital	41,557	109,207
Total assets	245,483	313,133
Notes payable, less current portion	1,235	1,235
Deferred compensation	(434)	(434)
Accumulated deficit	(130,206)	(130,206)
Total stockholders’ equity	204,576	272,226

(1)	Giving effect to our acquisition of Computer Motion as if it had occurred on January 1, 2003 and January 1, 2002, respectively, for the six months ended June 30, 2003 and June 30, 2002 (a) our unaudited pro forma sales were $51,098 and $43,803, respectively, (b) our unaudited pro forma net loss was $21,868 and $21,197, respectively, and (c) our unaudited pro forma basic and diluted net loss per share was $0.88 and $0.96, respectively. This unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that we would have reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results or financial position of our company.
(2)	As adjusted amounts give effect to the issuance and sale of shares of our common stock in this offering at the public offering price of $14.50 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information included in this prospectus supplement and the accompanying prospectus, including the matters addressed in “Disclosure Regarding Forward-Looking Statements.” You should carefully consider the following risks before purchasing our common stock. Additional risks and uncertainties not presently known to us or that are not currently believed to be important to you also may adversely affect our company.

Our future operating results may be below securities analysts’ or investors’ expectations, which could cause our stock price to decline.

Because of our limited operating history, we have limited insight into trends that may emerge in our market and affect our business. The revenue and income potential of our market are unproven, and we may be unable to generate significant revenues. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenues or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline. Further, future revenue from sales of our products is difficult to forecast because the market for new surgical technologies is still evolving. Our results of operations will depend upon numerous factors, including:

•	the extent to which our products gain market acceptance;

•	actions relating to regulatory matters;

•	our timing and ability to develop our manufacturing and sales and marketing capabilities;

•	demand for our products;

•	the size and timing of specific sales and any collection delays related to those sales;

•	the progress of surgical training in the use of our products;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

•	product quality problems;

•	our ability to protect our proprietary rights and defend against third party challenges;

•	our ability to license additional intellectual property rights;

•	the integration of Computer Motion with our company;

•	the progress and results of clinical trials; and

•	third-party payor reimbursement policies.

Our operating results in any particular period will not be a reliable indication of our future performance. It is likely that in some future quarters, our operating results will be below the expectations of securities analysts or investors. If this occurs, the price of our common stock, and the value of your investment, will likely decline.

We experience long and variable sales cycles, which could have a negative impact on our results of operations for any given quarter.

Our da Vinci Surgical System has a lengthy sales and purchase order cycle because it is a major capital item and generally requires the approval of senior management at purchasing institutions. These factors may contribute to substantial fluctuations in our quarterly operating results, particularly during the periods in which our sales volume is low. Because of these fluctuations, it is likely that in some future quarters our operating results will fall below the expectations of securities analysts or investors. If that happens, the market price of our stock would likely decrease. These fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance.

Because a small number of customers have and are likely to continue to account for a substantial portion of our revenues, our revenues could decline due to the loss or delay of a single customer.

A relatively small number of customers account for a significant portion of our total revenues. During the three months ended June 30, 2003 and 2002, approximately 70% and 80%, respectively, of our revenues came from the sales of da Vinci Surgical Systems, which are high revenue dollar items. During the six months ended June 30, 2003 and 2002, approximately 71% and 81%, respectively, of our revenues came from the sales of da Vinci Surgical Systems. During the three and six month periods ended June 30, 2003 and 2002, no customer accounted for more than 10% of total sales. However, due to the high average selling price of the da Vinci Surgical System, our failure to add new customers that make significant purchases of our products could reduce our future revenues. The loss or delay of individual orders could have a significant impact on revenues and operating results.

If our products do not achieve market acceptance, we will not be able to generate the revenue necessary to support our business.

Our products represent a fundamentally new way of performing surgery. Achieving physician, patient and third-party payor acceptance of Intuitive surgery as a preferred method of performing surgery will be crucial to our success. If our products fail to achieve market acceptance, hospitals will not purchase our products and we will not be able to generate the revenue necessary to support our business. We believe that physicians’ and third-party payors’ acceptance of the benefits of procedures performed using our products will be essential for acceptance of our products by patients. Physicians will not recommend the use of our products unless we can demonstrate that they produce results comparable or superior to existing surgical techniques. Even if we can prove the effectiveness of our products through clinical trials, surgeons may elect not to use our products for any number of other reasons. For example, cardiologists may continue to recommend conventional open-heart surgery simply because such surgery is already widely accepted. In addition, surgeons may be slow to adopt our products because of the perceived liability risks arising from the use of new products and the uncertainty of reimbursement from third-party payors.

We expect that there will be a learning process involved for surgical teams to become proficient in the use of our products. Broad use of our products will require training of surgical teams. Market acceptance could be delayed by the time required to complete this training. We may not be able to rapidly train surgical teams in numbers sufficient to generate adequate demand for our products. We cannot be certain that our training programs will be cost effective or sufficient to meet our customers’ needs.

We are involved in intellectual property litigation with Brookhill-Wilk 1, LLC that may hurt our competitive position, may be costly to us and may prevent us from selling our products.

In September 2000 Brookhill-Wilk 1, LLC, or Wilk, filed a lawsuit against our company in the United States District Court for the Southern District of New York (Case No. 00 Civ. 6599 (NRB)) alleging that by making, using, selling or offering for sale our da Vinci Surgical System, we are infringing United States Patent Nos. 5,217,003 and 5,368,015 in willful disregard of Wilk’s patent rights. These patents concern methods and devices for “remote” surgery. In March 2001, Wilk withdrew its assertion of the ‘015 patent against our company. In November 2001, in response to a motion on one of Intuitive Surgical’s noninfringement defenses, the District Court granted summary judgment of noninfringement of the ‘003 patent in our favor and dismissed Wilk’s complaint in its entirety without prejudice. Wilk appealed the summary judgment ruling to the United States Court of Appeals for the Federal Circuit. In April 2003, the Court of Appeals reversed the District Court’s judgment and remanded the case for further proceedings. This reversal is based on the Court of Appeals’ determination that the particular claim limitation at issue should be interpreted differently than as construed by the District Court.

Upon remand, we intend to continue to vigorously defend our rights and, if necessary, are prepared to conduct discovery and file further motions on whether the patent is infringed, valid and/or enforceable. We believe that we have multiple meritorious defenses to Wilk’s allegations. However, litigation is unpredictable and we may not prevail. Both parties have expressed a desire to engage in non-binding mediation before engaging in further proceedings in the District Court. The District Court has not yet set a schedule for further proceedings if mediation is unsuccessful.

In July 2003, Wilk filed a new lawsuit against three of our customers: Mt. Sinai Hospital, Lenox Hill Hospital and the New York and Presbyterian Hospital. Pursuant to agreements with those customers, we are defending the lawsuit on behalf of our customers. We do not expect this lawsuit to significantly impact the scope of the existing litigation with Wilk since any resolution of the existing Wilk litigation, whether on the merits or by settlement, will likely resolve this new lawsuit at the same time.

In September 2003, Wilk amended its complaint against our company to include Computer Motion within the lawsuit and to allege that Computer Motion’s Zeus product also infringes Wilk’s ‘003 patent. Prior to our acquisition of Computer Motion, Wilk sued Computer Motion but dismissed that lawsuit voluntarily in order to await the outcome of the appeal proceedings in Wilk’s litigation with our company. We believe that we have multiple meritorious defenses to Wilk’s allegations against Computer Motion, including many of the same defenses that apply to Wilk’s allegations against our company. However, litigation is unpredictable and we may not prevail. Wilk’s allegations against Computer Motion are directed only to Computer Motion products.

If we lose Wilk’s lawsuits against us and the three hospital customers, it will hurt our competitive position, may be costly to us and may prevent us from selling our products. If we lose the patent suit, we may need to obtain from Wilk a license to this technology if we are to continue to market our products that have been found to infringe Wilk’s patents. This license could be expensive, which could seriously harm our business. If Wilk is successful in its suit against us and is unwilling to grant us a license, we may be required to stop selling our products that are found to infringe Wilk’s patents unless we can redesign them so they do not infringe Wilk’s patents, which we may be unable to do. In addition, we could be required to pay Wilk damages, including treble damages, which could be substantial and harm our financial position. Due to the inherent uncertainties of litigation, however, we cannot accurately predict the ultimate outcome of the Wilk litigation at this time and, therefore, cannot estimate the range of possible loss.

The foregoing proceeding could be expensive to litigate, may be protracted and our confidential information may be compromised. Whether or not we are successful in this lawsuit, the proceeding could consume substantial amounts of our financial and managerial resources. At any time, Wilk may file additional claims against our company, or we may file claims against Wilk, which could increase the risk, expense and duration of the litigations.

If we are unable to protect the intellectual property contained in our products from use by third parties, our ability to compete in the market will be harmed.

Our commercial success will depend in part on obtaining patent and other intellectual property protection for the technologies contained in our products, and on successfully defending our patents and other intellectual property against third party challenges. We will incur substantial costs in obtaining patents and, if necessary, defending our proprietary rights. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. We do not know whether we will obtain the patent protection we seek, or that the protection we do obtain will be found valid and enforceable if challenged. We also do not know whether we will be able to develop additional patentable proprietary technologies. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. We may also determine that it is in our best interests to voluntarily challenge a third party’s products or patents in litigation or administrative proceedings, including patent interferences or reexaminations. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

Others may assert that our products infringe their intellectual property rights, which may cause us to engage in costly disputes and, if we are not successful in defending ourselves, could also cause us to pay substantial damages and prohibit us from selling our products.

We are aware of both United States and foreign patents issued to third parties that relate to computer-assisted surgery, remote surgery, and minimally invasive surgery. Some of these patents on their face appear broad enough to cover one or more aspects of our present technology, and may cover aspects of our future technology. We do not know whether any of these patents, if challenged, would be held valid, enforceable and infringed. From time to time, we receive, and likely will continue to receive, letters from third parties inviting us to license their patents. We may be sued by, or become involved in an administrative proceeding with, one or more of these third parties. We cannot assure you that a court or administrative body would agree with any arguments or defenses we have concerning invalidity, unenforceability or noninfringement of any third-party patent. In addition to the issued patents of which we are aware, other parties may have filed, and in the future are likely to file, patent applications covering surgical products that are similar or identical to ours. We cannot assure you that any patents issuing from applications filed by a third party will not cover our products or will not have priority over our patent applications.

The medical device industry has been characterized by extensive litigation and administrative proceedings regarding patents and other intellectual property rights, and companies have employed such actions to gain a competitive advantage. If third parties assert infringement or other intellectual property claims against us as Brookhill-Wilk 1, LLC has, our technical and management personnel will experience a significant diversion of time and effort and we will incur large expenses defending our company. If third parties in any patent action are successful, our patent portfolio may be damaged, we may have to pay substantial damages, including treble damages, and we may be required to stop selling our products or obtain a license which, if available at all, may require us to pay substantial royalties. We cannot be certain that we will have the financial resources or the substantive arguments to defend our patents from infringement or claims of invalidity or unenforceability, or to defend against allegations of infringement of third-party patents. In addition, any public announcements related to litigation or administrative proceedings initiated by us, or initiated or threatened against us, could cause our stock price to decline.

The rights and measures we rely on to protect the intellectual property underlying our products may not be adequate to prevent third parties from using our technology, which could harm our ability to compete in the market.

In addition to patents, we typically rely on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical security measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights adequately, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in developing our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing any of our intellectual property rights, or may design around our proprietary technologies.

Our products rely on licenses from third parties, and if we lose access to these technologies, our revenues could decline.

We rely on technology that we license from others, including technology that is integral to our products. We have entered into license agreements with SRI International, IBM Corporation, MIT, Olympus Optical Co., Ltd. and Heartport, Inc., now part of Johnson & Johnson. Any of these agreements may be terminated for breach.

If any of these agreements is terminated, we may be unable to reacquire the necessary license on satisfactory terms, or at all. The loss or failure to maintain these licenses could prevent or delay further development or commercialization of our products.

Public announcements of litigation events may cause our stock price to decline.

During the course of our administrative proceedings and/or lawsuits, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

Our products are subject to a lengthy and uncertain domestic regulatory process. If we do not obtain and maintain the necessary domestic regulatory approvals, we will not be able to market and sell our products in the United States.

Our products and operations are subject to extensive regulation in the United States by the United States Food and Drug Administration, or FDA. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In order for us to market certain products for use in the United States, we generally must first obtain clearance from the FDA pursuant to Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FFDCA. Clearance under Section 510(k) requires demonstration that a new device is substantially equivalent to another device with 510(k) clearance or grandfather status. If we significantly modify our products after they receive FDA clearance, the FDA may require us to submit a separate 510(k) or premarket approval application, or PMA, for the modified product before we are permitted to market the products in the United States. In addition, if we develop products in the future that are not considered to be substantially equivalent to a device with 510(k) clearance or grandfather status, we will be required to obtain FDA approval by submitting a PMA.

The FDA may not act favorably or quickly in its review of our 510(k) or PMA submissions, or we may encounter significant difficulties and costs in our efforts to obtain FDA clearance or approval, all of which could delay or preclude sale of new products in the United States. Furthermore, the FDA may request additional data or require us to conduct further testing, or compile more data, including clinical data and clinical studies, in support of a 510(k) submission. The FDA may also, instead of accepting a 510(k) submission, require us to submit a PMA, which is typically a much more complex and burdensome application than a 510(k). To support a PMA, the FDA would likely require that we conduct one or more clinical studies to demonstrate that the device is safe and effective. We may not be able to meet the requirements to obtain 510(k) clearance or PMA approval, or the FDA may not grant any necessary clearances or approvals. In addition, the FDA may place significant limitations upon the intended use of our products as a condition to a 510(k) clearance or PMA approval. Product applications can also be denied or withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following clearance or approval. Any delays or failure to obtain FDA clearance or approvals of new products we develop, any limitations imposed by the FDA on new product use, or the costs of obtaining FDA clearance or approvals could have a material adverse effect on our business, financial condition and results of operations.

In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a device, a company must, among other things, apply for and obtain Institutional Review Board, or IRB, approval of the proposed investigation. In addition, if the clinical study involves a “significant risk” (as defined by the FDA) to human health, the sponsor of the investigation must also submit and obtain FDA approval of an investigational device exemption, or IDE application. Most of our products to date have been considered significant risk devices requiring IDE approval prior to investigational use. We may not be able to obtain FDA and/or IRB approval to undertake clinical trials in the United States for any new devices we intend to market in the United States in the future. If we obtain such approvals, we may not be able to comply with the IDE and other regulations governing clinical investigations or the data from any such trials may not support clearance or approval of the investigational device. Failure to obtain such approvals or to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Complying with FDA regulations is an expensive and time consuming process, and our failure to comply fully could subject us to significant enforcement sanctions.

Because our products, including the da Vinci Surgical System, are commercially distributed, numerous postmarket regulatory requirements apply, including the following:

•	Quality System Regulation, or QSR, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations;

•	the FDA’s general prohibition against false or misleading statements in the labeling or promotion of products for unapproved or “off label” uses;

•	the Reports of Corrections and Removals regulation, which requires that manufacturers report to the FDA recalls and field corrective actions taken to reduce a risk to health or to remedy a violation of the FFDCA that may pose a risk to health; and

•	the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a regulatory letter to a public warning letter to more severe civil and criminal sanctions. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

We have modified the labeling, advertising and user training for the da Vinci Surgical System to call out specific procedures that we believe are within the scope of our existing 510(k) clearances. We cannot assure you that the FDA would agree that all such specific procedures are within the scope of the existing general clearance or that we have compiled adequate information to support the safety and efficacy of using the da Vinci Surgical System for all such specific procedures. We also have modified the hardware and software in the da Vinci Surgical System since clearance in ways that we believe do not require new 510(k) clearance. We cannot assure you that the FDA would agree with our determinations not to seek new 510(k) clearance for any of these changes. Computer Motion also modified the hardware and software in its products subsequent to 510(k) clearance without seeking new clearance. We cannot assure you that the FDA would agree with the determinations not to seek new 510(k) clearance for any of these changes. The FDA could impose enforcement sanctions and/or require us to obtain 510(k) clearance for any modification to our products or Computer Motion’s products. We may be prohibited from marketing the modified device until such 510(k) clearance is granted.

In December 2002, the FDA inspected our Sunnyvale manufacturing facility and issued a Form FDA 483 setting forth three observed compliance deficiencies relating to the QSR and two observed deficiencies relating to the Reports of Corrections and Removals regulation. In January 2003, we wrote to the FDA indicating our response to each observation with proposed corrective actions. That same month, the FDA informed us that the adequacy of our promised corrections and actions would be verified during the next inspection of our facility. To date, the FDA has not returned for another inspection and we continue to evaluate and upgrade our QSR compliance. We cannot assure you that, upon reinspection, the FDA will find that our promised corrective actions are appropriate or that they have been adequately implemented. We also cannot assure you that the FDA will not find other deficiencies in our compliance with the QSR and other postmarket regulations.

We recently acquired Computer Motion and are working to integrate its FDA compliance system with our own. Our review is not complete, but we believe that Computer Motion likely has had deficiencies in QSR compliance, complaint handling, MDR reporting and Corrections and Removals reporting in the last several years that will require submission of retroactive reports to the FDA. We are also reviewing whether Computer Motion responded to complaints with appropriate follow up. We cannot assure you that the FDA will not seek to impose enforcement sanctions on us for Computer Motion violations preceding our acquisition of Computer Motion, that the FDA will agree that since the acquisition we have corrected all regulatory problems, or that our review of Computer Motion’s complaint handling will not lead us to initiate recalls or field actions to remedy problems with Computer Motion products already in the field.

Our products are subject to various international regulatory processes and approval requirements. If we do not obtain and maintain the necessary international regulatory approvals, we will not be able to market and sell our products in foreign countries.

To be able to market and sell our products in other countries, we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining and maintaining foreign regulatory approvals are expensive, and we cannot be certain that we will receive regulatory approvals in any foreign country in which we plan to market our products. If we fail to obtain regulatory approval in any foreign country in which we plan to market our products, our ability to generate revenue will be harmed.

The European Union requires that manufacturers of medical products obtain the right to affix the CE mark to their products before selling them in member countries of the European Union. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. In January 1999, we received permission to affix the CE mark to our da Vinci Surgical System and EndoWrist instruments.

If we modify existing products or develop new products in the future, including new instruments, we may need to apply for permission to affix the CE mark to those products. In addition, we will be subject to annual regulatory audits in order to maintain the CE mark permissions we have already obtained. We cannot be certain that we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

If institutions or surgeons are unable to obtain reimbursement from third-party payors for procedures using our products, or if reimbursement is insufficient to cover the costs of purchasing our products, we may be unable to generate sufficient sales to support our business.

Domestic institutions will typically bill the services performed with our products to various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans. If hospitals do not obtain sufficient reimbursement from third-party payors for procedures performed with our products, or if government and private payors’ policies do not permit reimbursement for surgical procedures performed using our products, we may not be able to generate the revenues necessary to support our business. Our success in international markets also depends upon the eligibility of our products for reimbursement through government-sponsored health care payment systems and third-party payors. Reimbursement practices vary significantly by country. Many international markets have government-managed healthcare systems that control reimbursement for new products and procedures. Other foreign markets have both private insurance systems and government- managed systems that control reimbursement for new products and procedures. Market acceptance of our products may depend on the availability and level of reimbursement in any country within a particular time. In addition, health care cost containment efforts similar to those we face in the United States are prevalent in many of the other countries in which we intend to sell our products and these efforts are expected to continue.

Because our markets are highly competitive, customers may choose to purchase our competitors’ products or may not accept Intuitive Surgery, which could result in reduced revenue and loss of market share.

Intuitive surgery is a new technology that must compete with established minimally invasive surgery and open surgery. These procedures are widely accepted in the medical community and in many cases have a long history of use. We also face competition from several companies that are developing new approaches and products for the minimally invasive surgery market. In addition, we may face competition from companies that develop robotic and computer-assisted surgical systems in the future. Our revenues may be reduced or eliminated if our competitors develop and market products that are more effective or less expensive than our products. If we are unable to compete successfully, our revenues will suffer. We may not be able to maintain or improve our competitive position against current or potential competitors, especially those with greater resources.

In many cases, the medical conditions that can be treated using our products can also be treated by drugs or other medical devices and procedures. Many of these alternative treatments are also widely accepted in the medical community and have a long history of use. In addition, technological advances could make such treatments more effective or less expensive than using our products, which could render our products obsolete or unmarketable. We cannot be certain that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future technologies.

If defects are discovered in our products, we may incur additional unforeseen costs, hospitals may not purchase our products and our reputation may suffer.

Our products incorporate mechanical parts and computer software, either of which can contain errors or failures, especially when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after commercial shipment. Because our products are designed to be used to perform complex surgical procedures, we expect that our customers will have an increased sensitivity to such defects. We cannot assure you that our products will not experience errors or performance problems in the future. If we experience flaws or performance problems, any of the following could occur:

•	delays in product shipments;

•	loss of revenue;

•	delay in market acceptance;

•	diversion of our resources;

•	damage to our reputation;

•	increased service or warranty costs; or

•	product liability claims.

We have limited experience in manufacturing our products and may encounter manufacturing problems or delays that could result in lost revenue.

We have manufactured a limited number of our products for sales to customers. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if this capacity can be established and maintained, the cost of doing so may increase the cost of our products and reduce our ability to compete. We may encounter difficulties in scaling up production of our products, including:

•	problems involving production yields;

•	quality control and assurance;

•	component supply shortages;

•	shortages of qualified personnel; and

•	compliance with state, federal and foreign regulations.

Manufacturing our products is a complex process. If demand for our products exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders. If we are unable to establish and maintain larger-scale manufacturing capabilities, our ability to generate revenues will be limited and our reputation in the marketplace would be damaged.

If our manufacturing facilities do not continue to meet federal, state or European manufacturing standards, we may be required to temporarily cease all or part of our manufacturing operations, which could result in product delivery delays and lost revenue.

Our manufacturing facilities are subject to periodic inspection by regulatory authorities, and our operations will continue to be regulated by the FDA for compliance with Good Manufacturing Practice requirements contained in the FDA’s Quality System Regulations, or QSR. We are also required to comply with International Organization for Standardization, or ISO, quality system standards in order to produce products for sale in Europe. If we fail to continue to comply with Good Manufacturing Practice requirements or ISO standards, we may be required to cease all or part of our operations until we comply with these regulations. We are currently in compliance with ISO standards. The FDA inspected our Mountain View and Sunnyvale facilities in March 2000 and December 2002, respectively. The Good Manufacturing Practice issues raised by the FDA during the inspections either were satisfactorily resolved with the FDA or we believe can be resolved by us to the FDA’s satisfaction, although we cannot assure you that we will be able to do so. We continue to be subject to FDA inspections at any time. Maintaining such compliance is difficult and costly. We cannot be certain that our facilities will be found to comply with Good Manufacturing Practice requirements or ISO standards in future inspections and audits by regulatory authorities.

The FDA inspected the Goleta facilities of Computer Motion in 1998 and noted deficiencies in Computer Motion’s systems for reviewing and reporting product-related complaints and defect information. We have determined that these deficiencies may not have been addressed. While the Goleta manufacturing facility has been closed and production of certain product has been transferred to our Sunnyvale facility, these issues raised by FDA must nonetheless be resolved. We are presently addressing the situation to resolve all the issues to our own and FDA’s satisfaction, although we cannot assure you that we will be able to do so, nor can we assess what regulatory impact, if any, this may have on our company.

The state of California also requires that we maintain a license to manufacture medical devices. Our facilities and manufacturing processes were inspected in February 1998. In March 1998, we passed the inspection and received a device manufacturing license from the California Department of Health Services. In March 2002, our facilities and manufacturing processes in our Sunnyvale facility were re-inspected by the Food and Drug Branch, or FDB, and we were issued an updated device manufacturing license for our Sunnyvale facility. We are subject to periodic inspections by the California Department of Health Services and, if we are unable to maintain this license following any future inspections, we will be unable to manufacture or ship any products.

Our reliance on sole and single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.

Some of the components necessary for the assembly of our products are currently provided to us by sole source suppliers or single source suppliers. We purchase components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory. The disruption or termination of the supply of components could cause a significant increase in the costs of these components, which could affect our profitability. A disruption or termination in the supply of components could also result in our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. Furthermore, if we are required to change the manufacturer of a key component of our products, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture our products in a timely manner or within budget.

The use of our products could result in product liability claims that could be expensive, divert management’s attention and harm our business.

Our business exposes us to significant risks of product liability claims. The medical device industry has historically been litigious, and we would face financial exposure to product liability claims if the use of our products were to cause injury or death. There is also the possibility that defects in the design or manufacture of our products might necessitate a product recall. Although we maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. Particularly as sales of our products increase, we may be unable to maintain product liability insurance in the future at satisfactory rates or in adequate amounts. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. A product liability claim or any product recalls could also harm our reputation or result in a decline in revenues.

During the second quarter 2003, two former patients of The Valley Hospital in New Jersey filed suit against The Valley Hospital, their surgeons and our company alleging various harms caused during their surgeries. We were named because the da Vinci Surgical System was utilized for a portion of the surgeries and the detachable tip of an EndoWrist instrument is alleged to have remained in each patient after each surgery. Each suit alleges, among other things, negligence, carelessness and/or recklessness by each defendant, that the da Vinci Surgical System was defectively designed and manufactured, that we failed to properly instruct and train the surgeon in its use, and that the defendants failed to properly apprise the patients of the risks involved. Each suit seeks an unspecified amount of general, special and punitive damages from the defendants, in addition to a request to recover the costs of suit and attorney fees. As each suit was just recently filed, both are in very early stages and discovery has recently commenced.

If we lose our key personnel or are unable to attract and retain additional personnel, our ability to compete will be harmed.

We are highly dependent on the principal members of our management and scientific staff. Our product development plans depend, in part, on our ability to attract and retain engineers with experience in mechanics, software and optics. Attracting and retaining qualified personnel will be critical to our success, and competition for qualified personnel is intense. We may not be able to attract and retain personnel on acceptable terms given the competition for such personnel among technology and healthcare companies, and universities. The loss of any of these persons or our inability to attract and retain qualified personnel could harm our business and our ability to compete.

International sales of our products account for a significant portion of our revenues, which exposes us to risks inherent in international operations. Our growth may be limited if we are unable to successfully manage our international activities.

Our business currently depends in large part on our activities in Europe and other foreign markets. Sales to markets outside of the United States accounted for approximately 30% of our sales for the three months ended June 30, 2003 and 20% for the three months ended June 30, 2002. Sales to markets outside of the United States accounted for approximately 24% of our sales for the six months ended June 30, 2003 and 17% for the six months ended June 30, 2002. For 2002, 2001 and 2000, sales to markets outside the United States accounted for approximately 18%, 34% and 39%, respectively, of our net sales.

We are subject to a number of challenges that specifically relate to our international business activities. These challenges include:

•	failure of local laws to provide the same degree of protection against infringement of our intellectual property;

•	protectionist laws and business practices that favor local competitors, which could slow our growth in international markets;

•	the risks associated with foreign currency exchange rate fluctuation;

•	the expense of establishing facilities and operations in new foreign markets; and

•	building an organization capable of supporting geographically dispersed operations.

Currently, a majority of our international sales are denominated in United States dollars. As a result, an increase in the value of the United States dollar relative to foreign currencies could make our products less competitive in international markets. If we are unable to meet and overcome these challenges, our international operations may not be successful, which would limit the growth of our business.

Termination of relationships with former distributors of Computer Motion could result in litigation.

Our integration strategy related to our acquisition of Computer Motion provides that we terminate Computer Motion’s relationships with a number of companies that served as Computer Motion’s distributors prior to the acquisition. Several of these former distributors have informed us that they believe that they are entitled to compensation in connection with such termination. We may be unable to resolve these claims without litigation. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such litigation at this time and, therefore, cannot estimate the range of possible loss. If we sue or are sued by any of Computer Motion’s former distributors, these proceedings could be expensive to litigate, may be protracted and Computer Motion’s confidential information may be compromised. Whether or not we are successful in these lawsuits, these proceedings could consume substantial amounts of our financial and managerial resources.

The conviction of Arthur Andersen LLP on obstruction of justice charges may adversely affect Arthur Andersen’s ability to satisfy claims arising from the provision of auditing services to Computer Motion.

Arthur Andersen LLP audited Computer Motion’s financial statements for the years ended December 31, 2001 and December 31, 2000. On March 14, 2002, an indictment was unsealed charging Arthur Andersen with federal obstruction of justice arising from the government’s investigation of Enron Corp. On June 15, 2002, Arthur Andersen was convicted of these charges. The impact of this conviction on Arthur Andersen’s financial condition may adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing services to Computer Motion.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $67.7 million, after deducting the underwriting discount and the estimated offering expenses payable by us. If the underwriters’ option to purchase up to 750,000 additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $77.9 million. These estimates are based on the public offering price of $14.50 per share.

We expect to use the net proceeds from this offering for general corporate purposes. These purposes may include funding working capital requirements and capital expenditures. Pending any specific application, we intend to invest the net proceeds in short-term marketable securities.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on The Nasdaq Stock Market under the symbol “ISRG” since June 13, 2000. The following table sets forth the high and low closing prices of our common stock for the periods indicated and are as reported by Nasdaq.

Quarter	High	Low
Year Ended December 31, 2003
First Quarter	$13.50	$7.52
Second Quarter	18.20	10.96
Third Quarter	18.08	12.08
Fourth Quarter (through October 30, 2003)	17.89	15.11

Year Ended December 31, 2002
First Quarter	$20.30	$16.78
Second Quarter	21.80	15.84
Third Quarter	16.62	11.54
Fourth Quarter	16.26	12.16

Year Ended December 31, 2001
First Quarter	$18.13	$9.75
Second Quarter	27.02	6.70
Third Quarter	27.90	10.78
Fourth Quarter	20.30	12.90

As of October 1, 2003, there were approximately 553 stockholders of record of our common stock, although we believe that there is a significantly larger number of beneficial owners of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends. We currently expect to retain earnings for use in the operation and expansion of our business, and therefore do not anticipate paying any cash dividends for the next several years.

CAPITALIZATION

You should read this table together with our consolidated financial statements and related notes and the other financial data included in this prospectus supplement. The following table sets forth our capitalization and other financial data as of June 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 5,000,000 shares of our common stock in this offering at the public offering price of $14.50 per share, after deducting the underwriting discount and the estimated offering expenses payable by us.

	June 30, 2003
	Actual	As Adjusted
	(In thousands, except share amounts)
Cash, cash equivalents and short term investments	$42,850	$110,500

Notes payable, less current portion	1,235	1,235
Stockholders equity:
Common stock, 100,000,000 shares authorized, $0.001 par value, 26,643,541 and 31,643,541 shares issued and outstanding actual and as adjusted, respectively	27	32
Preferred stock, 2,500,000 shares authorized, $0.001 par value, no shares issued and outstanding actual and as adjusted	—	—
Additional paid-in capital	334,162	401,807
Deferred compensation	(434)	(434)
Accumulated deficit	(130,206)	(130,206)
Accumulated other comprehensive income	1,027	1,027

Total stockholders’ equity	204,576	272,226

Total capitalization	$205,811	$273,461

The issued and outstanding share information is based on our shares outstanding as of June 30, 2003. The number of shares of common stock to be outstanding after this offering excludes the following as of October 1, 2003:

•	3,981,329 shares of our common stock underlying outstanding stock options at a weighted average exercise price of $14.59 per share;

•	727,269 shares of our common stock underlying outstanding warrants at a weighted average exercise price of $20.51 per share;

•	3,134,654 shares of our common stock reserved for the future grant of options under our 2000 Equity Incentive Plan;

•	210,305 shares of our common stock reserved for the future grant of options under our 2000 Non-Employee Directors’ Stock Option Plan; and

•	458,431 shares of common stock reserved for future issuance under our 2000 Employee Stock Purchase Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The tables below present our selected consolidated statements of operations and balance sheet data. We derived the selected consolidated financial data was derived from our audited financial statements for the three years ended December 31, 2002. We derived the selected consolidated financial data for the six months ended June 30, 2003 and 2002 from our unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statement data includes, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003 or any other future period. On June 30, 2003, we completed our acquisition of Computer Motion. The operations of Computer Motion have been excluded from the unaudited consolidated statement of operations data for the six months ended June 30, 2003, as the acquisition was not completed until June 30, 2003. The balance sheet of Computer Motion has been included in the unaudited consolidated balance sheet data as of June 30, 2003. You should read this information together with our consolidated financial statements and related notes contained in our annual and quarterly reports and other information that we have filed with the SEC and included and incorporated by reference in this prospectus supplement. Please see “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Where You Can Find More Information.”

(in thousands, except per share amounts)

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2002	2001	2000	1999	1998	2003	2002
						(Unaudited)
Consolidated Statements of Operations Data:
Sales	$72,022	$51,673	$26,624	$10,192	$—	$40,688	$33,796
Cost of sales	34,584	28,218	18,031	9,273	—	16,644	16,732

Gross profit	37,438	23,455	8,593	919	—	24,044	17,064
Operating costs and expenses:
Selling, general and administrative	40,864	29,987	19,136	9,338	7,565	19,598	18,569
Research and development	16,793	13,851	11,734	11,130	23,208	7,050	8,877

Total operating costs and expenses	57,657	43,838	30,870	20,468	30,773	26,648	27,446

Loss from operations	(20,219)	(20,383)	(22,277)	(19,549)	(30,773)	(2,604)	(10,382)
Interest income, net	1,841	3,641	3,862	1,134	1,330	1,194	1,168
Other income (expense)	(43)	42	(108)	—	—	(5)	(143)

Net loss	$(18,421)	$(16,700)	$(18,523)	$(18,415)	$(29,443)	$(1,415)	$(9,357)

Basic and diluted net loss per common share	$(1.01)	$(0.93)	$(1.56)	$(7.61)	$(16.27)	$(0.08)	$(0.51)

Shares used in computing basic and diluted net loss per common share	18,229	17,908	11,898	2,419	1,810	18,506	18,173

	As of December 31,					As of June 30, 2003
	2002	2001	2000	1999	1998
						(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$50,839	$66,661	$89,441	$26,260	$23,220	$42,850
Working capital	52,562	67,922	83,836	22,023	19,817	41,557
Total assets	91,581	100,361	112,421	34,455	28,167	245,483
Notes payable, less current portion	1,838	771	1,861	2,521	2,438	1,235
Deferred compensation	(223)	(886)	(2,483)	(943)	(1,128)	(434)
Accumulated deficit	(128,791)	(110,370)	(93,670)	(75,147)	(56,732)	(130,206)
Total stockholders’ equity	63,680	78,293	90,730	22,211	20,596	204,576

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We design, manufacture and market the da Vinci Surgical System, an advanced surgical system that we believe represents a new generation of surgery—the third generation. The da Vinci Surgical System consists of a surgeon’s console, a patient-side cart, a high performance vision system and proprietary “wristed” instruments. The da Vinci Surgical System seamlessly translates the surgeon’s natural hand movements on instrument controls at a console into corresponding micro-movements of instruments positioned inside the patient through small puncture incisions, or ports. We believe that the da Vinci Surgical System is the only commercially available technology that can provide the surgeon with the intuitive control, range of motion, fine tissue manipulation capability and 3-D visualization characteristic of open surgery, while simultaneously allowing the surgeons to work through the small ports of minimally invasive surgery, or MIS. By placing computer-enhanced technology between the surgeon and the patient, we believe that the da Vinci Surgical System enables surgeons to perform better surgery in a manner never before experienced.

In 1999, we obtained permission from the European Union to affix the CE Mark to the da Vinci Surgical System and EndoWrist instruments for general surgical and cardiac surgical use. Based on this approval, we recognized revenue for the first time in the second quarter of 1999 for the sale of our products. In July 2000, we received clearance from the United States Food and Drug Administration, or FDA, to begin commercialization of our da Vinci Surgical System in the United States for use in laparoscopic surgical procedures. In March 2001, we received clearance from the FDA for use of our da Vinci Surgical System in non-cardiac thoracoscopic surgical procedures. In May 2001, we received market clearance from the FDA to promote use of the da Vinci Surgical System for performance of laparoscopic radical prostatectomy procedures. In November 2002, we received clearance from the FDA for use of the da Vinci Surgical System in thoracoscopically-assisted cardiotomy procedures. In January 2003, we began promoting atrial septal defect closure surgery under the November 2002 cardiotomy clearance.

To date, the majority of our revenues have come from the sales of the da Vinci Surgical System, which are high revenue dollar items. A smaller percentage of revenues have come from sales of EndoWrist instruments and accessories, which are lower revenue dollar items. A small percentage of revenue comes from ongoing service of installed da Vinci Surgical Systems. Although we expect the majority of our revenues to continue to come from the sale of da Vinci Surgical Systems over the next few years, we believe that the percentage of revenue from our EndoWrist instruments and service will continue to increase. Due to the high dollar revenue per system sold, small variations in system unit sales may cause revenue to vary significantly from quarter to quarter. During the useful life of each installed da Vinci Surgical System, we expect to generate recurring revenue through sales of the EndoWrist instruments and accessories and ongoing service. The percentage of revenue derived from recurring instrument, accessory and service revenue has grown from 20% for the quarter ended June 30, 2002 to 30% for the quarter ended June 30, 2003.

Acquisition of Computer Motion

In June 2003, we acquired Computer Motion, Inc. in a stock transaction pursuant to which a wholly owned subsidiary of our company merged with and into Computer Motion. In connection with the merger, each outstanding share of Computer Motion common stock was converted into the right to receive 0.51426943 of one share of our common stock prior to giving effect to our 1-for-2 reverse stock split effective July 1, 2003. In addition, we assumed all of Computer Motion’s outstanding options and warrants. The total purchase price was approximately $148.6 million. In connection with our acquisition of Computer Motion, all pending patent litigation between the companies was dismissed and Robert Duggan, the Chief Executive Officer and Chairman of the Board of Directors of Computer Motion, and Eric Halvorson, a director of Computer Motion, were appointed to our board of directors.

The following unaudited pro forma financial information for the six months ended June 30, 2003 and June 30, 2002 give effect to our acquisition of Computer Motion as if it had occurred on January 1, 2003 and January 1, 2002, respectively. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that we would have reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results or financial position of our company.

	Six Months Ended June 30,
	2003	2002
Sales	$51,098	$43,803
Net loss	$(21,868)	$(21,197)
Net loss per share	$(0.88)	$(0.96)

The following table sets forth the allocation of the purchase price at June 30, 2003:

Tangible assets	$218
Intangible assets	8,700
Restructuring accrual	(3,444)
Deferred compensation	434
Goodwill	142,658

Total purchase price	$148,566

Our current restructuring plan provides for the elimination of approximately 75% of Computer Motion’s employees, vacating approximately 78% of the space in Computer Motion’s facilities located in Goleta, California, consolidating European operations in a single location, closing Computer Motion’s Asia office and transitioning to the Intuitive Surgical distribution sales model for the area. As of the date of this prospectus supplement, we have made significant progress towards the implementation of our restructuring plan, which we expect to complete by the end of 2003. We have consolidated the sales and marketing resources of the two companies into a single organization and have consolidated all manufacturing and administrative functions in our Sunnyvale, California headquarters. Based on this plan, we project to achieve annual pre-tax cost savings of at least $18 million to be phased in beginning in the third quarter of 2003. We estimate that approximately $12 million of these costs savings will result from a substantial reduction in headcount.

Results of Operations

Six months ended June 30, 2003 compared to six months ended June 30, 2002

Sales.    Total sales for the six months ended June 30, 2003 were $40.7 million, up 20% from $33.8 million for the six months ended June 30, 2002. The increase was driven by continued growth in recurring revenue. Sales of instruments, accessories and service grew to $11.8 million for the first half of 2003 from $6.5 million for the first half of last year. Overall, system revenue for the first half of 2003 was $28.9 million, up $1.6 million from $27.3 million for the first half of 2002. The increase was due primarily to the second quarter of 2003 fourth arm sales. There were 28 da Vinci Surgical Systems shipped during the first half of 2003 compared to 29 last year. As of June 30, 2003, there were 177 cumulative da Vinci Surgical Systems shipped, compared to 118 as of June 30, 2002.

Product sales for the six months ended June 30, 2003 of $36.7 million were up $5.0 million compared to $31.7 million for the six months ended June 30, 2002. The increase was primarily due to higher instrument and accessory sales, $3.4 million, resulting from a larger installed base of da Vinci Surgical Systems in 2003 and additional system revenue of $1.6 million driven by incremental revenue derived from the fourth surgical arm system enhancement launched during the second quarter of 2003.

Service sales for the six months ended June 30, 2003 of $4.0 million were up $1.9 million from $2.1 million for the six months ended June 30, 2002. The year over year increases resulted from a larger base of da Vinci Surgical systems on annual service contracts.

Gross Profit.    Total gross profit for the six months ended June 30, 2003 was $24.0 million, or 59.1% of sales, compared with $17.1 million, or 50.5% of sales for the six months ended June 30, 2002. The year-over-year improvement in gross profit resulted primarily from significantly lower product warranty costs resulting from system reliability improvements and improved factory productivity.

Product gross profit percentage increased from 52.2% for the six months ended June 30, 2002 to 60.0% for the six months ended June 30, 2003. The year over year increases resulted primarily from significantly lower warranty costs and improved factory productivity.

Service gross profit percentage increased from 25.3% for the six months ended June 30, 2002 to 51.1% for the six months ended June 30, 2003. The year over year increases resulted primarily from lower per system service costs resulting from system reliability improvements and field service organization productivity gains.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the six months ended June 30, 2003 were $19.6 million, up 6% from $18.6 million for the six months ended June 30, 2002. The year-over-year increase was primarily due to higher headcount and travel related costs associated with supporting a larger installed base of da Vinci Surgical Systems of $0.9 million, bad debt expense of $0.5 million, offset by a $0.5 million insurance recovery recorded in the first quarter of 2003 related to the unauthorized purchases made in the third quarter of 2002.

Selling, general and administrative expenses include costs for sales, marketing and administrative personnel, tradeshow expenses, legal expenses, regulatory fees and general corporate expenses. Selling, general and administrative expenses are expected to increase in the future to support expanding business activities and integrate the Computer Motion business.

Research and Development Expenses.    Research and development expenses for the six months ended June 30, 2003 were $7.1 million, down 21% from $8.9 million for the six months ended June 30, 2002. The year-over-year decrease resulted primarily from lower project materials costs of $0.7 million and lower project consulting costs of $0.6 million, and deferred compensation of $0.1 million. The remainder of the decrease related to lower general operating expenses.

Research and development expenses include costs associated with the design, development, testing and enhancement of our products. These enhancements represent significant improvements to our products. Research and development expenses also include expenditures for clinical trials and purchases of laboratory supplies. Research and development costs are expensed as incurred. Research and development expenses are expected to increase in the future due to the impact of the acquisition of Computer Motion.

Deferred Compensation.    We record deferred compensation as the difference between the exercise price of options granted and the fair value of our common stock at the time of grant for financial reporting purposes. Deferred compensation is amortized to research and development expense and selling, general and administrative expense. Non-cash deferred compensation expense included in research and development expenses was $0.1 million and $0.3 million for the six months ended June 30, 2003 and 2002, respectively. Non-cash deferred compensation expense included in selling, general and administrative expenses was $0.2 million and $0.1 million for the six months ended June 30, 2003 and 2002, respectively. Deferred compensation related to below market options granted prior to our initial public offering ($8.9 million) have now been fully amortized. In connection with our acquisition of Computer Motion, we recorded $0.4 million of deferred compensation on unvested options which will be amortized into compensation expense over a three year period beginning July 1, 2003 using the graded method.

Other Income (Expense).    Other income (expense) for the six months ended June 30, 2003 was $1.2 million, up $0.2 million compared to $1.0 million for the six months ended June 30, 2002. The increase resulted primarily from $0.5 million of gains realized during the first quarter of 2003 on sales of investment securities, partially offset by reduced interest earnings on lower investment balances.

Year ended December 31, 2002 compared to year ended December 31, 2001

Sales.    Sales for the year ended December 31, 2002 were $72.0 million, up 39% from $51.7 million for the year ended December 31, 2001. The increase was primarily the result of the sale of 60 systems during 2002, compared to 49 systems during 2001. Total system revenue for the year ended December 31, 2002 was $56.9 million, compared to $44.7 million in the year ended December 31, 2001. The average system selling price, or ASP, was $948,000 in 2002, compared to $912,000 in 2001, reflecting the impact of a 2002 United States list price increase and a higher concentration of sales in the higher ASP United States market. System unit sales by region in 2002 were 50 in the United States, 6 in Europe, and 4 in the rest of the world, compared to 2001 system unit sales of 31 in the United States, 16 in Europe, and 2 in the rest of the world.

Also contributing to the revenue increase was continued growth in recurring instrument, accessory, and service revenue. The 2002 recurring revenue increased by $8.1 million, or 116%, to $15.1 million, compared to $7.0 million in 2001 as cumulative placements of systems grew from 89 at December 31, 2001 to 149 at December 31, 2002.

Gross Profit.    Gross profit for the year ended December 31, 2002 was $37.4 million, or 52% of sales, compared to $23.5 million, or 45% of sales, in 2001. The year-to-year improvements in gross profit resulted from higher system ASP increased manufacturing efficiencies and improved contribution from customer service operations.

In addition, 2001 gross profit was negatively impacted by a $1.0 million non-routine royalty charge that became due to IBM when we exceeded $50.0 million in annual revenue in 2001. Excluding the impact of this charge, 2001 gross profit would have been $24.5 million, or 47% of sales. The 2001 royalty payment represented the final royalty obligation under our agreement with IBM.

Research and Development Expenses.    The 2002 research and development costs were $16.8 million, up 21% from $13.9 million in 2001. The increase was primarily due to headcount-related increases of $1.5 million, more clinical trial costs of $900,000, higher prototype material and project costs of $400,000, and higher facilities costs of $400,000, offset by lower deferred compensation amortization of $600,000.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for 2002 were $40.9 million, up 36% from $30.0 million for 2001. The year-over-year increase was due in large part to support increased revenue and a larger installed base of da Vinci Surgical Systems. Specifically, salaries and fringe benefits increased $5.6 million, travel and entertainment increased $1.6 million, and customer training and lab costs increased $1.7 million. Selling, general and administrative expenses were also higher in 2002 due to increased legal expenses of $1.5 million, unauthorized purchases of administrative supplies of $900,000, and facilities charges of $300,000, offset by lower depreciation of $400,000 and deferred compensation expense of $300,000.

Deferred Compensation.    We record deferred compensation as the difference between the exercise price of options granted and the fair value of our common stock at the time of grant for financial reporting purposes. Deferred compensation is amortized to research and development expenses and selling, general and administrative expenses. For the years ended December 31, 2002 and 2001, we recorded amortization of deferred stock compensation of $700,000 and $1.6 million, respectively. For 2002 and 2001, non-cash deferred compensation expense included in research and development expenses was $400,000 and $1.0 million, respectively. For 2002 and 2001, non-cash deferred compensation expense included in selling, general and administrative expenses was $300,000 and $600,000, respectively. Deferred compensation recorded through December 31, 2002 was $8.9 million with accumulated amortization of $8.7 million. The remaining $200,000 was amortized during the first half of 2003.

Interest Income.    Interest income was $2.0 million, $3.9 million and $4.3 million for 2002, 2001 and 2000, respectively. The decreases resulted primarily from decreasing cash and short-term investment balances over the period and lower interest rates earned on cash and short-term investment balances in 2002.

Year ended December 31, 2001 compared to year ended December 31, 2000

Sales.    Sales for 2001 were $51.7 million, up 94% from $26.6 million for 2000. The sales increase was primarily due to an increase in the number of da Vinci Surgical Systems sold to 49 in 2001 from 28 in 2000.

Gross Profit.    Gross profit for 2001 was $23.5 million, or 45% of sales, compared to $8.6 million, or 32% of sales in the previous year. The improvement in gross profit compared to the prior year resulted from sales growth and increased manufacturing efficiencies. 2001 and 2000 gross profit were both negatively impacted by a $1.0 million non-routine royalty charge that became due to IBM when we exceeded $50.0 million in annual revenue in 2001 and $25.0 million in 2000. Excluding the impact of this charge, 2001 gross profit would have been $24.5 million, or 47% of sales, and 2000 gross profit would have been $9.6 million, or 36% of sales. The 2001 royalty payment represents the final royalty obligation under our agreement with IBM.

Research and Development Expenses.    2001 research and development costs were $13.9 million, up 18% from $11.7 million in 2000. The increase was due to headcount increases and higher prototype material costs.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for 2001 were $30.0 million, up 57% from $19.1 million for 2000. The year-over-year increase was due in large part to increases in headcount in the field service and sales functions to support increased revenue and a larger installed base of da Vinci Surgical Systems.

Deferred Compensation.    We record deferred compensation as the difference between the exercise price of options granted and the fair value of our common stock at the time of grant for financial reporting purposes. Deferred compensation is amortized to research and development expenses and selling, general and administrative expenses. For 2001, 2000 and 1999, we recorded amortization of deferred stock compensation of $1.6 million, $2.5 million and $865,000, respectively. For 2001, 2000 and 1999, non-cash deferred compensation expense included in research and development expenses was $1.0 million, $1.9 million and $653,000, respectively. For 2001, 2000 and 1999, non-cash deferred compensation expense included in selling, general and administrative expenses was $560,000, $684,000 and $212,000, respectively. Deferred compensation recorded through December 31, 2001 was $8.9 million with accumulated amortization of $8.0 million.

Interest Income.    Interest income decreased 8% to $3.9 million for 2001 from $4.3 million in 2000. The decrease resulted primarily from lower interest rates earned on cash and short-term investment balances in 2001.

Liquidity and Capital Resources

Our operations have been financed through the sales of our convertible preferred stock, yielding net proceeds of approximately $127.3 million, our initial public offering of our common stock, yielding approximately $46.8 million, and equipment financing arrangements, yielding approximately $11.0 million. The equipment arrangements provide financing at specific interest rates for periods of up to 48 months, at which time the principal is repaid to the lessors. As collateral for the equipment financing, we have granted the lessors a security interest in equipment specified under each arrangement.

As of June 30, 2003, we had working capital of $41.6 million, compared to $52.6 million as of December 31, 2002. The decrease during the first half of 2003 resulted primarily from the impact of the acquisition of Computer Motion, reflecting cash used to fund the second quarter 2003 Computer Motion operations of $5.3 million, establishment of a restructuring reserve of $3.4 million, and the negative fair value of working capital acquired of $1.0 million. The remainder of the decrease resulted primarily from our year to date net loss of $1.4 million.

Net cash used by operating activities for the six months ended June 30, 2003 was $3.0 million, comprised primarily of our net loss of $1.4 million, and working capital used of $4.2 million, offset by non-cash expenses of $2.6 million. Cash used by operating activities was $4.3 million less than in the first half of 2003 compared to the first half of 2002 primarily due to lower 2003 net loss of $7.9 million, offset by working capital used of $3.9 million. For 2002, net cash used in operating activities was $14.1 million.

Net cash provided by investing activities for the six months ended June 30, 2003 of $2.5 million was $17.6 million less than $20.1 million for the six months ended June 30, 2002 primarily due to lower net movement into cash from short-term investments of $17.2 million resulting from lower 2003 first half net loss and general timing of conversions into cash to support short-term liquidity. For 2002, net cash provided by investing activities was $18.2 million.

Net cash provided by financing activities was $0.8 million for the six months ended June 30, 2003, compared to $0.7 million for the six months ended June 30, 2002. This decrease resulted from higher proceeds from issuance of common stock of $0.5 million, offset by lower long-term borrowing net proceeds. For 2002, net cash provided by financing activities was $3.0 million.

We believe we have sufficient cash to complete the Computer Motion integration and reach sustained cash-positive operations. We ended our second quarter 2003 with $42.9 million in total cash, cash equivalents, and short-term investments. Based upon our current business forecast and our restructuring plan, we expect year-end 2003 cash, cash equivalents, and short-term investments to total between $25.0 million and $30.0 million (excluding the net proceeds from this offering) by which time we expect to have substantially completed our integration activities, incurred most of our integration costs, and achieve cash positive operations. Our ability to achieve these goals is subject to economic conditions and unanticipated changes in business conditions, and therefore there can be no assurance that these results will be achieved.

Our capital requirements depend on numerous factors, including the effects of our recently completed merger with Computer Motion, market acceptance of our products, the resources we devote to developing and supporting our products, and other factors. We expect to devote substantial capital resources to continue our research and development efforts, to expand our support and product development activities and for other general corporate activities. We believe that our current cash and short-term investment balances, together with revenue to be derived from the sale of our products, will be sufficient to fund our future operations.

Contractual Obligations and Commercial Commitments

The following table summarizes all significant contractual payment obligations by payment due date as of June 30, 2003:

Payments by Periods (Millions)

Contractual Obligation	Total	Under 1 Year	1-3 Years	3-5 Years	Over 5 Years
Long-term debt	$2.6	$1.4	$1.2	$—	$—
Building lease	14.1	3.5	10.5	0.1	—

Total	$16.7	$4.9	$11.7	$0.1	$—

Critical Accounting Policies

We believe the following represent our critical accounting policies:

Revenue Recognition.    In certain cases, revenue from direct system sales is generated from multiple-element arrangements that require judgment in the areas of customer acceptance and collectibility, along with the separability and fair value of individual elements. Effective July 1, 2003, we adopted EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” The principles and guidance outlined in EITF 00-21 provide a framework to determine (a) how the arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting and (c) how the arrangement consideration should be allocated among the separate units of accounting. We determined that our multiple-element arrangements generally comprise the following elements that are separable into units of accounting: system sales, maintenance and support, installation, and training. Each of these items represents individual units of accounting as the delivered item has value to a customer on a stand-alone basis, objective and reliable evidence of fair value exists for undelivered items, and arrangements generally do not contain a general right of return relative to the delivered item. We determine fair value based on the price of the deliverable when it is sold separately or on third-party evidence. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration, as it does not have fair value of the delivered item. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items. Assuming all other criteria for revenue recognition are met, we recognize revenue for system sales when delivery occurs, for installation and training when the services are rendered, and for maintenance and support ratably over the service period, which is generally one year. Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet.

Revenue from sales of instruments and accessories is recognized upon shipment. Revenue related to future commitments under separately priced service contracts is deferred and recognized ratably over the service period. All costs associated with the provision of service and maintenance, including salaries, benefits, travel, spare parts and equipment, are recognized in cost of sales as incurred. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets.

Allowance for Doubtful Accounts.    The allowance for doubtful accounts is based upon management estimates. Factors underlying these estimates include analysis of days outstanding, customer payment history and management judgment. The allowance is adjusted periodically to reflect current data, activity, and associated risks.

Inventory Reserves.    We write our inventory down for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required in the future.

Intangible Assets.    We have intangible assets on our balance sheet related to the acquisition of Computer Motion and the acquisition of other patents. The valuation and classification of these assets and the assignment of useful amortization lives involves judgments and the use of estimates. The evaluation of these intangibles for impairment under established accounting guidelines is required on an ongoing basis. Changes in business conditions could potentially require future adjustments to asset valuations.

Goodwill.    We have goodwill on our balance sheet relating to the acquisition of Computer Motion. Goodwill is recorded as the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized, rather is tested for impairment at lease annually. In the event we determine that goodwill has been impaired, we will record an accounting charge for the impairment during the fiscal quarter in which the determination is made.

Warranties.    Effective July 1, 2003, for arrangements under EITF 00-21, we do not accrue warranty costs. Actual warranty costs are expensed in the period incurred. For all other revenue arrangements, we provide for the estimated costs of product warranties at the time revenue is recognized. Our estimate of costs to service our warranty obligations is based upon historical experience and expectation of future conditions. If warranty claim activity and the costs associated with servicing those claims differ from our estimates, revisions to the estimated warranty liability may be required.

Contingencies.    We are subject to proceedings, lawsuits and other claims related to our products, patents and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

OUR BUSINESS

Background

We design, manufacture and market the da Vinci Surgical System, an advanced surgical system that we believe represents a new generation of surgery — the third generation. We believe that this new generation of surgery, which we call Intuitive surgery, is a revolutionary advance similar in scope to the previous two generations of surgery — open surgery and minimally invasive surgery, or MIS. Our da Vinci Surgical System consists of a surgeon’s console, a patient-side cart, a high performance vision system and proprietary “wristed” instruments. By placing computer-enhanced technology between the surgeon and patient, we believe that our system enables surgeons to perform better surgery in a manner never before experienced. The da Vinci Surgical System seamlessly translates the surgeon’s natural hand movements on instrument controls at a console into corresponding micro-movements of instruments positioned inside the patient through small puncture incisions, or ports. Our da Vinci Surgical System provides the surgeon with the intuitive control, range of motion, fine tissue manipulation capability and 3-D visualization characteristic of open surgery, while simultaneously allowing the surgeon to work through the small ports of MIS.

In March 1997, surgeons using an early prototype of our technology successfully performed Intuitive surgery on humans. Beginning in May 1998, surgeons using our technology successfully performed what we believe were the world’s first computer-enhanced closed chest heart surgeries, including mitral valve repair, dissection of an internal mammary artery and grafting of a coronary artery. In early 2000, surgeons using our technology successfully completed what we believe was the world’s first beating heart bypass procedure using only small ports. The da Vinci Surgical System can be used to control Intuitive Surgical endoscopic instruments, including rigid endoscopes, blunt and sharp endoscopic dissectors, scissors, scalpels, forceps/pickups, needle holders, endoscopic retractors, electrocautery, and accessories during a wide range of surgical procedures. In July 2000, we received marketing clearance from the United States Food and Drug Administration, or FDA, for general surgery procedures. We received clearance for a non-cardiac thoracoscopic surgery indication in March 2001. Additionally, in May 2001 we received clearance for use of our products in laparoscopic prostatectomy procedures, and in November 2002 we received clearance for use of our products in thoracoscopically-assisted cardiotomy procedures. As of September 30, 2003, we had sold 192 of our da Vinci Surgical Systems and we believe surgeons using our technology had successfully completed thousands of surgical procedures of various types in major hospitals throughout the United States as well as in Europe and Asia.

The first generation of surgery, open surgery, remains the predominant form of surgery and is still used in almost every area of the body. However, the large incisions required for open surgery create significant trauma to the patient, resulting in long hospitalization and recovery times, increased hospitalization costs, and significant pain and suffering. Over the past two decades, the second generation of surgery, MIS, has reduced trauma to the patient by allowing some surgeries to be performed through small ports rather than large incisions, resulting in shorter recovery times, fewer complications and reduced hospitalization costs. MIS has been widely adopted for certain surgical procedures, but it has not been widely adopted for complex procedures. We believe surgeons have been slow to adopt MIS for complex procedures because they generally find that fine tissue manipulations, such as dissecting and suturing, using these techniques are more difficult to learn and perform, and are less precise, than in open surgery.

The da Vinci Surgical System enables surgeons to overcome many of the shortcomings of both open surgery and MIS. Surgeons operate while seated comfortably at a console viewing a bright and sharp 3-D image of the surgical field. This immersive visualization results in surgeons no longer feeling disconnected from the surgical field and the instruments, as they do when using an endoscope in MIS. While seated at the console, the surgeon manipulates instrument controls in a natural manner, just as he or she has been trained to do in open surgery. Our technology is designed to provide surgeons with a range of motion in the surgical field analogous to the motions of a human wrist, while filtering out the tremor inherent in every surgeon’s hand. In designing our products, we have focused on making our technology as simple as possible to use. In our experience, based on thousands of procedures, surgeons can learn to manipulate our instruments with only a short amount of training and can learn to perform Intuitive surgery with less training than is required for MIS.

Our products are designed to make a broad range of open surgical and MIS procedures suitable for Intuitive surgery. The da Vinci Surgical System is designed to allow surgeons to perform better surgery while providing patients with the benefits of MIS. We believe that these advantages will enable us to drive a fundamental change in surgery.

In June 2003, we acquired Computer Motion, Inc. in a stock transaction pursuant to which a wholly owned subsidiary of our company merged with and into Computer Motion. In connection with the merger, each outstanding share of Computer Motion common stock was converted into the right to receive 0.51426943 of one share of our common stock prior to giving effect to our 1-for-2 reverse stock split effective July 1, 2003. In addition, we assumed all of Computer Motion’s outstanding options and warrants. The total purchase price was approximately $148.6 million. In connection with our acquisition of Computer Motion, all pending patent litigation between the companies was dismissed and Robert Duggan, the Chief Executive Officer and Chairman of the Board of Directors of Computer Motion, and Eric Halvorson, a director of Computer Motion, were appointed to our board of directors.

Intuitive Surgical, Inc. was founded in 1995. We are a Delaware corporation with our principal executive offices located at 950 Kifer Road, Sunnyvale, California 94086. Our telephone number is (408) 523-2100, and our website address is www.intuitivesurgical.com.

Third Generation Surgery—The Intuitive Surgical Solution

The da Vinci Surgical System is designed to provide the surgeon the range of motion, fine tissue control and 3-D vision characteristic of open surgery while simultaneously allowing the surgeon to work through the small ports used in MIS. All this is accomplished in an intuitive manner, in the same way that the movements of a surgeon’s hands in open surgery are entirely intuitive.

We believe that our technology overcomes many of the limitations of existing MIS tools and techniques in the following ways:

•	Natural Instrument Movements. Our technology is designed to directly transform the surgeon’s natural hand movements outside the body into corresponding micro-movements inside the patient’s body. For example, a hand movement to the right outside the body causes the instrument inside the patient to be moved to the right, eliminating the backward nature of existing MIS. In contrast, conventional MIS instruments are essentially long rigid levers that rotate around a fulcrum, or pivot point, located at the port created in the body wall. As a result, the instrument tip moves in the opposite direction from the surgeon’s hand and surgeons must relearn their hand-eye coordination to translate their hand movements in this “backward” environment.

•	EndoWrist Instruments Provide Natural Dexterity and Range of Motion. Our technology is designed to provide surgeons with a range of motion in the surgical field analogous to the motions of a human hand and wrist. Our proprietary instruments, which we call EndoWrist instruments, incorporate “wrist” joints that enable surgeons to reach behind tissues and suture with precision, just as they can in open surgery. The surgeon controls the joint’s movements from the surgeon’s console using natural hand and wrist movements. EndoWrist joints are located near the tips of all of our instruments. Conventional MIS instruments provide surgeons less flexibility, dexterity and range of motion than their owns hands provide in open surgical procedures. For example, MIS instruments in widespread use today do not have joints near their tips to replicate surgeons’ hand and wrist movements used in open surgery to perform manipulations, such as reaching behind tissue, suturing and fine dissection.

•	More Precise Movements and Reduced Tremor. With our technology, the surgeon can also use “motion scaling,” a feature that translates, for example, a three millimeter hand movement outside the patient’s body into a one millimeter instrument movement in the surgical field inside the patient’s body. Motion scaling is designed to allow greater precision than is normally achievable in both open surgery and MIS. In addition, our technology is designed to filter out the tremor inherent in every surgeon’s hands.

•	Immersive 3-D Visualization. Our vision system, which we call the InSite vision system, is designed to give surgeons the perception that their hands are immersed in the surgical field even though they are outside the patient’s body. As a result, we believe that surgeons no longer feel disconnected from the surgical field and the instruments, as they currently do with MIS. In addition, we believe that the InSite system provides a much brighter and sharper image than any other 3-D endoscope vision system. The InSite system also incorporates our proprietary Navigator camera control technology that allows the surgeon to easily change, move, zoom and rotate his or her field of vision. The combination of these features offers what we believe is the most advanced surgical vision system available today.

•	Easy to Learn, Easy to Master. We have designed our products to make them as simple as possible to use, even though the underlying technology is inherently complex. We believe that tissue manipulations using our products are as natural as hand movements in open surgery. In our experience, based on feedback from surgeons who we believe have performed hundreds of procedures, surgeons can learn to manipulate our instruments with only a short amount of training. Learning to perform surgical procedures using the da Vinci Surgical System will vary depending on the complexity of the procedure and the surgical team’s experience with MIS techniques.

•	Multi-Specialty Surgical Platform. The da Vinci Surgical System is designed to enable surgeons to perform surgery in virtually any part of the body. To date, we believe surgeons have used the da Vinci Surgical System to perform over 100 different types of surgical procedures.

We believe that these advantages give the patient the benefits of less traumatic MIS while restoring to the surgeon the range of motion and fine tissue control possible with open surgery, along with further enhancements such as tremor reduction, motion scaling and superior visualization.

We believe that our technology has the potential to change surgical procedures in two basic ways:

•	Convert Open Procedures to Intuitive Surgery. Convert procedures which are currently performed through large traditional incisions to Intuitive surgery.

•	Facilitate Difficult MIS Operations. We believe surgical procedures that today are performed only rarely using MIS techniques will be performed routinely and with confidence using Intuitive surgery. Some procedures have been adapted for port-based techniques but are extremely difficult and are currently performed by a limited number of highly skilled surgeons. We believe our da Vinci Surgical System will enable more surgeons at more institutions to perform these procedures.

Intuitive Surgical’s Products

Our principal products include the da Vinci Surgical System and a variety of “smart disposable” EndoWrist instruments.

da Vinci Surgical System

Our da Vinci Surgical System is comprised of the following components:

•	Surgeon’s Console. The da Vinci Surgical System allows the surgeon to operate while comfortably seated at an ergonomic console viewing a 3-D image of the surgical field. The surgeon’s fingers grasp the instrument controls below the display with wrists naturally positioned relative to his or her eyes. Using hardware, software, algorithms, mechanics and optics, our technology is designed to seamlessly translate the surgeon’s hand movements into precise and corresponding real-time microsurgical movements of the EndoWrist instruments inside the patient.

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Patient-Side Cart.    The patient-side cart, which can be easily moved next to the operating table, holds electromechanical arms that manipulate the instruments inside the patient. Up to four arms attached to the cart can be easily positioned as appropriate, and then locked into place. The first two arms, one representing the left hand and one the right hand of the surgeon, hold our EndoWrist instruments. The third arm positions the endoscope, allowing the surgeon to easily change, move, zoom and rotate his or her field of vision. We recently introduced a fourth arm option, which provides additional surgical capabilities. The surgeon has a choice of simultaneously controlling any two of the operating arms by tapping a foot pedal underneath the surgeon’s console. The fourth arm is available as an option on new da Vinci Surgical Systems and can be added as an upgrade to existing da Vinci Surgical Systems.

•	3-D Vision System. Our vision system includes our InSite high resolution three dimensional, or 3-D, endoscope with two separate vision channels linked to two high resolution, progressive scan color monitors. Our vision system also incorporates our InSite image processing equipment comprised of high performance video cameras, specialized edge enhancement and noise reduction equipment. The resulting 3-D image has high resolution and contrast and no flicker or cross fading, which occurs in single monitor systems, and minimizes eye fatigue. Our vision system allows the surgeon to move his or her head in the viewer without affecting image quality. We recently introduced a three-channel vision system upgrade option, which we co-developed with Olympus Corporation. By tapping a foot pedal underneath the surgeon’s console, the three-channel vision system allows the surgeon to switch back and forth between a high resolution, three dimensional view and a wide angle, two dimensional view of the operative field. The three-channel vision system is available as an option on new da Vinci Surgical Systems and can be added as an upgrade to existing da Vinci Surgical Systems.

EndoWrist Instruments

We manufacture a variety of EndoWrist instruments, each of which incorporates a wrist joint for natural dexterity, with tips customized for various surgical procedures. These EndoWrist instruments are currently approximately seven millimeters in diameter. The instruments mount onto the electromechanical arms that represent the surgeon’s left and right hands and provide the mechanical capability necessary for performing complex tissue manipulations through ports. At their tips, the various EndoWrist instruments include forceps, scissors, electrocautery, scalpels and other surgical tools that are readily familiar to the surgeon from open surgery and MIS. Generally, a variety of EndoWrist instruments are selected and used interchangeably during a surgery. Where instrument tips need to incorporate a disposable component, such as scalpel blades, we sell disposable inserts. We plan to continue to add new types of EndoWrist instruments for additional types of surgical procedures.

The EndoWrist instruments are “smart disposables” because they are resterilizable and reusable for a defined number of procedures. A custom computer chip inside each instrument performs several functions that help determine how the system and instruments work together. When an EndoWrist instrument is attached to an arm of the patient-side cart, the chip performs an “electronic handshake” that ensures the instrument was manufactured by us and recognizes the type and function of the instrument and number of past uses. For example, the chip distinguishes between scissors and a scalpel and controls the unique functions of different instruments as appropriate. In addition, the chip will not allow the instrument to be used for more than the prescribed number of procedures so that its performance meets specifications during each procedure.

Computer Motion’s Products

Computer Motion’s products include the AESOP Endoscope Positioner, a surgical robot capable of positioning an endoscope in response to a surgeon’s commands, the ZEUS Surgical System, a robotic platform designed to improve a surgeon’s ability to perform complex surgical procedures and enable new, minimally invasive microsurgical procedures, the HERMES Control Center, a voice activated operating room control system designed to enable a surgeon to directly control multiple operating room devices through simple verbal commands and the SOCRATES Telementoring System, an interactive telecollaborative system allowing a surgeon to mentor and collaborate with another surgeon during an operation.

Using the da Vinci Surgical System

During a procedure, the patient-side cart is positioned next to the operating table with the electromechanical arms arranged to provide access to the initial ports selected by the surgeon. Metal tubes attached to the arms are inserted through the ports, and the EndoWrist instruments are introduced through the tubes into the patient’s body. The surgeon then performs the procedure while sitting comfortably at the surgeon’s console, manipulating the instrument controls and viewing the operation through our InSite vision system. When a surgeon needs to change an instrument, as is done many times during an operation, the instrument is withdrawn from the surgical field using the controls at the console, in similar fashion to the way a surgeon withdraws instruments from the patient in MIS. A scrub nurse standing near the patient removes the unwanted instrument from the electromechanical arm and replaces it with the new instrument, in a process designed to be rapid enough not to disturb the natural flow of the procedure. As a result, the scrub nurse plays a role similar to that played in open surgery and MIS. At the conclusion of the operation, the metal tubes are removed from the patient’s body and the small incisions are sutured or stapled.

Our Strategy

Our goal is to establish Intuitive surgery as the standard for complex surgical procedures and many other procedures currently performed using either open surgery or MIS. We intend to accomplish this objective both by pioneering new types of endoscopic surgery and by making existing MIS procedures easier, safer and more cost effective. Over time, our strategy is to broaden the number of procedures performed using the da Vinci Surgical System and to educate surgeons and hospitals as to the benefits of Intuitive surgery. Key elements of our strategy include the following:

•	Focus on Key Institutions. Our marketing efforts are focused on both academic and community hospitals. Following the initial placement at a given hospital, we endeavor to expand the number of physicians who use the da Vinci Surgical System and work with the hospitals and their surgeons to promote patient education as to the benefits of Intuitive surgery. We believe that these efforts will result in increased usage per system, leading to high volume sales of instruments and sales of additional systems at each hospital. In addition, we believe these efforts will benefit early-adopting hospitals by increasing their market share in the procedures and specialties that benefit from Intuitive surgery. We expect these efforts to increase demand for our products among competitive hospitals, surgeons and referring physicians.

•	Focus on Key Procedures. Our procedure marketing efforts are primarily focused within three surgical specialties: urologic surgery, cardiothoracic surgery and general surgery. As of the date of this prospectus supplement, we believe that the mix of procedures being performed with the da Vinci Surgical System among these three surgical specialties is approximately equal. The da Vinci Surgical System is used to perform, among other procedures, da Vinci Prostatectomy, da Vinci Mitral Valve Repair, Multi-Vessel Small-Thorocotomy and da Vinci Gastric Bypass. The development of key procedures, which often are in parallel with our FDA clearances, has been a catalyst for the growth of our company.

•	Focus on Leading Surgeons to Drive Rapid and Broad Adoption. We place significant emphasis on marketing the da Vinci Surgical System to leading surgeons who are considered to be the “thought leaders” in their institutions and fields. These surgeons typically perform complex surgical procedures that are currently not adaptable to MIS techniques. For example, cardiac procedures are among the most difficult to perform using MIS techniques. This strategy puts surgeons at the forefront of procedure development and provides them an opportunity to maintain a competitive edge in their specialty. We believe that early adoption of our products by surgical thought leaders will give many other surgeons the confidence that the da Vinci Surgical System can be used for all types of surgical procedures. In addition to working with academic-based thought leaders, we will work with busy community-based surgeons who are focused on differentiating themselves within their community. We will help them expand their busy clinical practice by offering their patients an increased number of MIS procedures.

•	Develop Protocols for New Surgical Procedures. We intend to leverage our relationships with key institutions and surgical thought leaders to develop protocols for new surgical procedures. These protocols would include guidance on patient screening, port placement, interaction of the surgical team and advice on the sequence and selection of tools and maneuvers. We believe that establishing protocols for a given procedure will facilitate the broader adoption of Intuitive surgery for that procedure.

•	Maintain Market Leadership. We intend to maintain our leadership advantage by continuing to develop and enhance our technology and to communicate the benefits of our da Vinci Surgical System to surgeons, hospitals and patients. We will continue to improve our da Vinci Surgical System through software and hardware enhancements and by developing new surgical instruments. We will also continue to develop our surgical platform to facilitate and support future surgical innovations.

•	Develop Industry Alliances. We intend to continue to establish strategic alliances with leading medical device companies. To date, these alliances have taken several forms, including cooperation in the areas of product development, training, procedure development and marketing activities. We have formed alliances with, among other companies, Ethicon Endo-Surgery, Inc., Olympus Corporation and Medtronic, Inc.

Clinical Applications

We believe our technology is capable of enhancing or enabling a wide variety of procedures in many surgical specialties. To date, we believe surgeons using our da Vinci Surgical System have performed several thousand surgical procedures of various types, including urologic, cardiothoracic, and general surgery. These surgical applications, which are currently cleared by the FDA, are further described below.

Urologic Surgery

Prostatectomy.    Radical prostatectomy is the removal of the prostate gland in patients diagnosed with clinically localized prostatic cancer. The current approach to removal of the prostate is via an open surgical procedure or a laparoscopic approach. The laparoscopic approach, while not prevalent, is difficult and poses challenges to even the skilled urologist. The da Vinci Surgical system allows for improved visualization of the gross anatomy (dorsal veins, endopelvic fascia, bladder muscle, puboprostatic ligaments), microanatomy (bladder muscosa, nerve bundles) and tissue planes which are critical for an anatomic dissection. Radical prostatectomy using the da Vinci Surgical System allows for good oncologic results, better anastomoses, reduced operative blood loss, less postoperative pain, improved cosmesis and potentially a better nerve-sparing technique. The technology has enabled surgeons to convert from an open technique to a minimally invasive technique with great ease.

Cardiothoracic Surgery

Internal Mammary Artery Dissection.    In a coronary artery bypass graft procedure used in cardiac surgery, a blocked coronary artery is bypassed with a graft. When available, an artery from the chest called the internal mammary artery is dissected from its natural position and grafted into place to perform the bypass. Because the internal mammary artery is located on the underside of the anterior surface of the chest, dissection of the vessel is challenging using existing surgical instruments through the three- to five-inch incision currently used in a coronary artery bypass graft procedure. The da Vinci Surgical System instruments have multiple joints that emulate the surgeon’s shoulders and elbows, allowing exact positioning of the instruments inside the patient’s chest. In addition, the EndoWrist joints permit the surgeon to reach behind the tissues for easier dissection of the internal mammary artery. Thus, we believe that the internal mammary artery can be dissected with greater ease and precision using our technology.

Thoracoscopy.    A number of procedures performed in the thorax, or chest cavity, can be accomplished by minimally invasive methods. These methods are generally referred to as thoracoscopic procedures. They include various types of lung resection, biopsy procedures, node dissections, nerve resections and esophageal surgery. Conventional thoracoscopic tools have all the limitations of conventional laparoscopic tools, such as “backward”

movement and limited range of motion. We believe that the capability of our technology to operate dexterously in the often very small and restrictive space of the chest cavity will offer significant clinical value in the performance of advanced thoracoscopic procedures.

Mitral Valve Repair/Replacement.    Valve repair and replacement surgeries are challenging even when using open surgical techniques. Significant exposure of the surgical field is essential to the identification and precise manipulation of valves and other structures inside the heart, and is key to successful surgical outcomes with minimal complications. Motion scaling allows a surgeon using our da Vinci Surgical System to maneuver instruments inside the patient even more precisely than is possible in open surgery. Our system has already enabled heart valve repairs to be performed through small ports in a manner that could not have been accomplished with open surgery. Replacement of valves currently requires a small incision, even if the majority of the procedure is eventually performed through ports using our technology, because the replacement valve itself is too large to be inserted into the chest through a port. However, new valve designs that can be delivered through ports are being developed, and the small incisions necessary today to deliver a replacement valve to the heart may eventually not be required, allowing a surgeon using the da Vinci Surgical System to replace a valve entirely using ports.

General Surgery

Cholecystectomy.    Removal of the gallbladder, or cholecystectomy, is the most common procedure performed by general surgeons. The procedure is used to treat cholecystitis, which is an inflammation of the gall bladder. Although a minimally invasive approach, called a laparoscopic cholecystectomy, is now well accepted for routine cases, there is great variability in the level of skill required to accomplish the procedure. The skill level necessary to complete a laparoscopic cholecystectomy is dependent on the disease status the surgeon discovers after the abdomen is entered. For example, acute cholecystitis can result in inflammation and the abnormal union of tissues resulting from the formation of new fibrous tissue in the inflammatory process. As a result, very meticulous surgery to access gallbladder anatomy can be required. Similarly, during the operation, the surgeon may find a condition known as choledocolithiasis, or stones in the common bile duct. The surgeon may choose to incise or cut the common duct to extract stones that are caught between the liver and intestine. Exploration of the common bile duct is an extremely delicate procedure that requires micro-sutures to be placed in the common duct. Most surgeons will not do this procedure laparoscopically because of its difficulty. This usually results in a conversion to open technique or another surgical or delicate gastrointestinal endoscopic procedure to extract the stones. With our technology, we believe that the surgeon will have expanded capability to deal with complicated cholecystectomies and can avoid subjecting the patient to a second procedure.

Nissen Fundoplication.    Nissen fundoplication is a general surgical procedure that is performed to correct esophageal reflux. Esophageal reflux disease is a digestive disorder that affects the muscle connecting the esophagus with the stomach. As an elective procedure, Nissen fundoplication is currently performed on only a small fraction of candidates who suffer from this condition because the open surgical procedure is quite invasive. An MIS alternative exists, but there are only a limited number of surgeons skilled in the procedure. We believe that our technology will significantly improve the ease of performing the Nissen procedure through ports. Specifically, our technology will address the two most difficult steps in this procedure, which are made more difficult by existing MIS techniques, esophageal dissection and suturing of the fundus of the stomach. If adoption of our technology becomes widespread for Nissen procedures, we believe that the number of surgeons able to perform a Nissen procedure using port-based techniques will increase. Further, we expect that the widespread availability of a port-based approach may significantly expand the number of surgeries performed.

Additional Clinical Applications

The da Vinci Surgical System has full regulatory clearance in Europe and has been used in Europe for other applications which have not yet been cleared by the FDA. In addition, we believe there are numerous additional applications that can be addressed with the da Vinci Surgical System. Some of these applications include totally endoscopic coronary artery bypass surgery, vascular surgery such as aorto-femoral bypass and aortic aneurysm repair, gynecologic and orthopedic surgery.

Totally Endoscopic Coronary Artery Bypass (TECAB).    Coronary artery bypass graft surgery demands that the surgeon delicately dissect and precisely suture very small structures, which are less than two millimeters in diameter, under significant magnification. These procedures are difficult when performed in open surgery. They are even more difficult when performed using an endoscopic or limited incision approach, and extraordinarily difficult to perform when the heart is beating. As a result, this procedure is typically done as open surgery by stopping the heart and using a heart/lung bypass machine. Our technology is designed to allow surgeons to perform scaled instrument movements that can be even more precise than the movements used in open surgery, thus enabling precise suturing of single and multiple coronary vessels on a stopped or beating heart.

Vascular Surgery

Aortic Aneurysms.    A common vascular procedure is the repair of aortic aneurysms, which are sacs formed by the dilation of the wall of the main artery in the body. Aneurysms are caused primarily by atherosclerosis, which is characterized by the deposition of fatty substances in large and medium-sized arteries, such as the arteries that lead to the heart and brain. Surgical treatment involves clamping the aorta and making long incisions at multiple sites to resect and replace the aneurysm with a synthetic graft. Once the aorta is clamped, time is of the essence, since procedures are typically done without heart/lung bypass machines. Thus, only a narrow window of time for completion is available. Currently, some aneurysms are treated by intravascular stent-grafts. These stent-grafts can be inserted through the main artery in the thigh, called the femoral artery, and do not require an incision. However, the necessity of traversing the femoral artery to gain access to the aorta limits the usage of this technique. We believe that the capability of our technology to deliver to the surgeon enhanced dexterity and the ability to suture grafts, alone or in conjunction with stent-grafts, will help convert this procedure from open surgery to Intuitive surgery.

Aorto-Femoral Bypass.    The lower portion of the abdominal aorta is often a location of atherosclerosis. Atherosclerotic blockage of this portion of the aorta restricts blood flow to the lower body. To treat this condition using open surgery, a synthetic graft is attached above and below the blockage. This procedure currently requires open surgery because of the need to suture the grafts in place. We believe that with our technology, surgeons will be able to perform the required suturing of arteries, called an anastomosis, through ports and avoid the large incision currently required.

Gynecologic Surgery

General Gynecology.    Laparoscopy has been used for several decades in a large number of diagnostic infertility procedures. Although there are a variety of therapeutic infertility procedures that can currently be performed by some gynecologists using existing MIS techniques, these procedures are relatively difficult to perform using existing MIS tools because of the lack of tissue control, inability to perform fine dissection, and limited suturing capability. We believe that our technology will provide gynecologists with the ability to do sophisticated procedures such as tubal re-anastomosis and dissection of ovarian cysts, as well as common procedures such as surgical removal of an ovary or fallopian tube.

Hysterectomy.    Removal of the uterus is one of the most commonly performed surgeries in gynecology and it can be done by using open surgery or MIS techniques. Like colon resection, it demands a significant degree of tissue manipulation in the dissection and ligation, or tying, of blood vessels, ligaments and other pelvic structures. Further, laparoscopic techniques used in this procedure increase the risk of injury to the ureters, which are vital structures that provide the conduit for urine between the kidney and bladder. It is often difficult to ensure the identification and prevention of injury to the ureters and bladder with conventional MIS instruments because of the limited angles at which these instruments can be positioned. We believe that our products will increase the surgeon’s dexterity in this procedure and, as a result, will have a significant impact on safety, operating time, and rate of adoption of port-based techniques in hysterectomy.

Bladder Neck Suspension.    Bladder incontinence is a widespread condition affecting middle aged women, which can be treated surgically with a procedure known as bladder neck suspension. This procedure involves elevation of the bladder neck by suspension with sutures, surgically recreating the normal angle of the urethra and re-establishing bladder sphincter control. The procedure works well in open surgery and is the “gold standard” for correction of bladder incontinence. However, because of its long recovery time, most candidates are discouraged from undergoing the procedure using open surgical technique. Instead, they use adult diapers for their incontinence, which is an embarrassment and inconvenience. Bladder neck suspension can currently be done laparoscopically but is difficult to perform because of the need to suture at awkward angles using existing MIS instruments. We believe our technology may provide a better solution for suturing the bladder neck and would represent an advance in the ease of performing incontinence surgery.

Orthopedic Surgery

Spinal Surgery.    Disc removal and spinal fusion are common procedures performed in open spinal surgery. Disc replacement, via prosthetic discs, holds great promise for hundreds of thousands of back pain sufferers. MIS techniques where surgeons approach the spine through the abdomen and use laparoscopic methods to expose the anterior portion of the spine and lumbar disc space are rapidly emerging. This procedure requires both delicate and precise dissection and retraction of tissue, and would benefit from the enhanced capabilities offered by the da Vinci Surgical System. We believe that our technology may make this procedure safer, easier, more precise, and allow more surgeons to perform it with confidence.

Marketing and Distribution

We market our products through a direct sales force in the United States and most of Europe. We have also entered into agreements with distributors in Canada, Japan, India, Italy, Saudi Arabia and Singapore. Our marketing and sales strategy in the United States and Europe involves the use of a combination of area sales managers, technical sales representatives and clinical training specialists. As of October 1, 2003, we had 116 employees in sales and marketing. We expect to increase our sales and marketing force as we expand our business. The role of our technical sales representatives is to educate physicians and surgeons on the advantages of Intuitive surgery and the clinical applications that our technology makes possible. We also train our technical sales representatives to educate hospital management on the potential benefits of early adoption of our technology and the potential for increased local market share that may result from Intuitive surgery. Once a hospital has installed a da Vinci Surgical System, our sales force helps introduce the technology to other surgical specialties within the hospital.

Clinical training specialists provide training and support to physicians and other hospital staff. We employ service technicians to install our da Vinci Surgical Systems and to provide non-clinical technical expertise, service and maintenance. We believe that this combination of technical sales representatives, clinical training specialists and service technicians provides an appropriate balance of professional selling skills while maintaining an adequate level of technical expertise in the field.

Our da Vinci Surgical System has a lengthy sales and purchase order cycle because it is a major capital item and normally requires the approval of senior management at purchasing institutions. Particularly during periods in which our sales volume is low, this may contribute to fluctuations in our quarterly operating results.

Technology

Using key technologies, we have designed the da Vinci Surgical System to ensure intuitive control and fail-safe operation of the system. The system updates arm and instrument positions over 1,000 times per second, thereby ensuring real-time connectivity between the surgeon’s hand movements and the movements of the instrument tips. A backup battery is included in the system that can power the system for more than 20 minutes in case of power loss or fluctuation. We believe this 20-minute period is sufficient either to reestablish the power supply or for the hospital back-up power system to become effective.

Monitoring the operation of the system at all times is a network of approximately 20 micro-controllers that checks for proper system performance. System misuse or system fault can be detected and the system can be transitioned to a safe state in micro-seconds. The system also includes a sensor that detects the presence of the surgeon’s head in the viewer. If the surgeon removes his or her head from the viewer, the system automatically disengages and locks the instruments in place to prevent inadvertent movement.

The instrument controls at the surgeon’s console have eight degrees of freedom of motion that allow the surgeon to move each hand through a workspace approximately one cubic foot in volume. These degrees of freedom allow the surgeon to orient his or her hands without limitation. The instrument controls are constructed with very low friction cables and gear transmissions to ensure smooth operation. Furthermore, critical components are constructed of magnesium and titanium to provide high mechanical stiffness and low inertia, ensuring a light and responsive feel to the surgeon.

The electromechanical arms of the patient-side cart are gravitationally counterbalanced to allow for smooth, easy and safe positioning of the instruments in the patient. The arms have seven degrees of freedom, allowing for control of position, orientation, translation and grip of the instrument, all inside the body. Redundant sensors are designed to ensure fail-safe operation of the instrument tips.

Unlike other 3-D systems, our InSite vision system relies on two entirely separate vision channels. Two eyepieces are linked by a precisely designed optical assembly to two high resolution, high contrast medical grade monitors, which have been specially designed to have a refresh update rate that eliminates flicker and reduces eye fatigue. Our stereo endoscope uses two separate high-resolution optical channels to improve image clarity. The stereo images pass through video processing electronics that provide specialized edge enhancement and noise reduction. A foot switch at the surgeon’s console operates a focus controller on the endoscope. The endoscope self-regulates the temperature of its tip to eliminate fogging during procedures.

Our EndoWrist instruments use a wrist joint architecture driven by tiny but very high strength, flexible tungsten cables. Each tungsten cable is a “metal rope” constructed from over 200 fibers that are each less than one thousandth of an inch in diameter. These cables are similar in function to the tendons of a human wrist and are used to drive fluid motions of the wrist joint. The instruments each contain a custom memory chip that records and stores data each time the instrument is placed on the system. The chip contains encrypted security codes to protect against use of non-Intuitive Surgical instruments so that only our instruments will work with the da Vinci Surgical System. The chip identifies the type of tool being inserted so that different instrument types can be controlled uniquely by the system. The chip also records usage of the instrument and expires the instrument after its prescribed life.

Intellectual Property

Since our inception in late 1995, we have encountered and solved a number of technical hurdles. We have patented and continue to pursue patent and other intellectual property protection for the technology that we have developed to overcome these hurdles. In addition to developing our own patent portfolio, we have spent significant resources in acquiring exclusive license rights to necessary and desirable patents and other intellectual property from SRI International and IBM, which were early leaders in applying robotics to surgery. One of the strengths of our portfolio is that the licensed SRI International and IBM patents have original filing dates as early as January 1992 and June 1991, respectively. We have also exclusively licensed a patent application from MIT concerning robotic surgery. In April 2000, we exclusively licensed an extensive minimally invasive heart surgery patent portfolio from Heartport, Inc. in the field of robotic surgery. These patents cover many different forms of minimally invasive robotic surgery, including single- and multi-vessel coronary artery bypass grafts, heart valve repair and replacement and beating heart stabilization. In June 2001, we entered into a non-exclusive patent license with Olympus Optical Co., Ltd. of Japan for several robotic surgery patents. As of October 1, 2003, we held exclusive field-of-use licenses for over 90 United States patents and approximately 30 foreign patents, and own outright 60 United States patents that expire no earlier than 2012. We also own or have licensed numerous pending United States and foreign patent applications, several of which were recently allowed. Our patents and patent applications relate to a number of important aspects of our technology, including our surgeon’s console, electromechanical arms, vision system and our EndoWrist instruments. We intend to continue to file additional patent applications to seek protection for other proprietary aspects of our technology.

Our success will depend in part on our ability to obtain patent and copyright protection for our products and processes, to preserve our trade secrets, to operate without infringing or violating valid and enforceable proprietary rights of third parties, and to prevent others from infringing our proprietary rights. We intend to take action to protect our intellectual property rights when we believe doing so is necessary and appropriate. In addition, our strategy is to actively pursue patent protection in the United States and in foreign jurisdictions for technology that we believe is proprietary and that offers a potential competitive advantage, and to license appropriate technologies when necessary or desirable. We cannot be certain that we will be able to obtain adequate protection for our technology or licenses on acceptable terms. Furthermore, if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Others may assert that our products infringe their intellectual property rights, which may cause us to engage in costly disputes and, if we are not successful in defending ourselves, could also cause us to pay substantial damages and prohibit us from selling our products.

SRI International License Agreement

After receiving funding in 1990 from the United States Advanced Research Projects Agency, SRI International conducted research to develop a “telesurgery” system to allow surgeons to perform surgery on the battlefield from a remote location. SRI International developed the precise electromechanics, force-feedback systems, vision systems and surgical instruments needed to build and demonstrate a prototype system that could accurately reproduce a surgeon’s hand motions with remote surgical instruments. In 1995, John G. Freund, M.D., one of our founders, acquired an option to license SRI International’s telesurgery technology, which resulted in SRI International granting us a license.

Under the terms of our license agreement with SRI International, we have an exclusive, worldwide, royalty-free license to use the SRI International technology developed before September 12, 1997, including all patents and patent applications resulting from that work, in the field of manipulating tissues and medical devices in animal and human medicine, including surgery, laparoscopic surgery and microsurgery. We also have the right of first negotiation with respect to any SRI International technology developed in these areas before September 12, 1999 but after September 12, 1997.

Our license with SRI International will terminate upon the last expiration of the patents licensed from SRI International or December 20, 2012, whichever is later. Currently, the last patent expiration date is in 2016, although this could change. SRI International may terminate the license in the event of a material, uncured breach of our obligations. In the event SRI International terminates the license, we do not know whether the necessary licenses could be reacquired from SRI International on satisfactory terms, if at all.

IBM License Agreement

IBM conducted research on the application of computers and robotics to surgery during the late 1980s and early 1990s. IBM performed some of this work in conjunction with the Johns Hopkins Medical Center. Our license agreement with IBM covers a number of technologies related to the application of computers and robotics to surgery. Under the terms of this agreement, we have an exclusive, worldwide, royalty-free license to a number of IBM patents and patent applications in the field of surgery performed on animals and humans. We also have a non-exclusive license from IBM to practice in the areas of neurology, ophthalmology, orthopedics and biopsies. Under the license, we were obligated to make two payments to IBM, which were tied to revenue milestones. The final payment became payable in December 2001 and was paid in March 2002. The IBM license agreement will terminate upon the last expiration of the licensed patents. Currently, the last patent expiration date is in 2016, although this could change. In the event IBM terminates the license agreement, we do not know whether necessary licenses could be reacquired from IBM on satisfactory terms, if at all.

MIT License Agreement

After receiving funding from the United States Department of the Army, several researchers at MIT conducted research on various aspects of robotic surgical systems. As a result of that work, several patent applications were filed. Both MIT and the Army waived their rights to all but one of these applications, which the inventors ultimately assigned to us. MIT owns the other application. Under the terms of our license agreement with MIT, we have an exclusive, worldwide, royalty-free license to this patent application in the field of medical devices. The MIT license will terminate upon the last expiration of any patents issuing in the future from the licensed patent application, which is currently expected to occur in 2017 if any patent issues. MIT also has the right to terminate the MIT license in the event of a material, uncured breach of our obligations under the license. In the event MIT terminates the license, we do not know whether we would be able to reacquire a license from MIT on satisfactory terms, if at all. MIT reserved the right to practice any patents for research, teaching, and educational purposes and the United States federal government is allowed to practice any government funded invention under any resulting United States patents as a result of their funding of the underlying project, pursuant to Title 35, Sections 201-211 of the United States Code.

Heartport, Inc. License Agreement

Since its inception in the early 1990s, Heartport, Inc. has developed an extensive patent portfolio covering systems and methods for performing many different aspects of minimally invasive heart surgery, including single-and multi-vessel coronary artery bypass grafts, heart valve repair and replacement, and beating heart stabilization. In April 2000, we acquired an exclusive, worldwide license in the field of robotic surgery to much of Heartport’s portfolio, including issued United States patents and pending United States and foreign applications. The license is royalty-free unless we sell instruments for robotic surgery procedures that are not operated by the robotic surgery system, in which case we pay a small royalty.

Our license will terminate upon the last expiration of the patents licensed from Heartport, which is currently expected to occur in 2015. This termination date may be extended beyond 2015 as a result of actions that could be taken by the United States Patent and Trademark Office, or USPTO, relating to pending patent applications. For example, the USPTO may extend the term of one or more of the patents licensed from Heartport in response to delays by the USPTO during prosecution of the patent application, or if requested, in response to delay by the Food and Drug Administration in approving a medical device. No such extension of the patents from Heartport may be available or requested, and if requested, no extension may be granted by the USPTO. It is also possible that the USPTO could shorten the term of the last patent licensed from Heartport, so that the last patent may expire before 2015. For example, the USPTO may require that Heartport agree to an earlier expiration date as a condition for granting Heartport a particular patent. Additionally, Heartport might, with our input, ask the USPTO to shorten the term of one or more application or patent. The USPTO also has the power, on its own initiative or at the request of one of our competitors, to initiate proceedings during which Heartport could be required to agree to a shortened patent term. Although we are not aware of any such USPTO proceedings being considered or requested, we cannot guarantee outcome of any such proceedings. Heartport may terminate the license in the event of a material, uncured breach of our obligations. In the event Heartport terminates the license, we do not know whether the necessary or desirable licenses could be reacquired from Heartport on satisfactory terms, if at all.

In April 2001, Heartport became part of the Cardiovations Division of Ethicon Endo-Surgery, Inc., a Johnson & Johnson company. Our exclusive license survives Johnson & Johnson’s acquisition of Heartport. Ethicon Endo-Surgery, Inc. therefore is our licensor under the Heartport license.

Research and Development

We focus our research and development efforts on providing our customers with new products and product improvements that enable them perform new and better surgical procedures, with less difficulty. Our research and development team includes experienced personnel in robotic technology. Our design engineers span a number of disciplines, including software engineering, systems analysis and electrical and mechanical engineering. In addition, we have engineers who specialize in vision and speech technology. Finally, we have a manufacturing engineering group that continues to improve the manufacturability and quality of our products.

Manufacturing

The manufacture of our products is a complex operation involving a number of separate processes and components. We purchase both custom and off-the-shelf components from a large number of certified suppliers and subject them to stringent quality specifications. We periodically conduct quality audits of suppliers and have established a supplier certification program. Some of the components necessary for the assembly of our products are currently provided to us by sole source suppliers or single source suppliers. We purchase components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory. While alternative suppliers exist and could be identified for sole-sourced components, the disruption or termination of the supply of components could cause a significant increase in the costs of these components, which could affect our operating results. A disruption or termination in the supply of components could also result in our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation.

Competition

We consider our primary competition to be existing open or MIS surgical techniques. Our success depends in part on convincing hospitals, surgeons and patients to convert procedures to Intuitive surgery from open or existing MIS. We also face competition from several companies that are developing new approaches and products for the MIS market. Because many of these developments are aimed at MIS, we believe that our da Vinci Surgical System may actually prove complimentary to these new technologies.

In addition, a limited number of companies are using robots and computers in surgery, including endoVia Medical, Inc., Integrated Surgical Systems, Inc., Johns Hopkins University Engineering Research Consortium, Maquet AG, MicroDexterity Systems, Inc., Armstrong Healthcare Ltd., Sinters SA, and Ross-Hime Designs, Inc. Our revenues may be reduced or eliminated if our competitors develop and market products that are more effective or less expensive than our products.

We believe that the primary competitive factors in the market we address are capability, safety, efficacy, ease of use, price, quality, reliability, and effective sales, support, training and service. The length of time required for products to be developed and to receive regulatory and reimbursement approval is also an important competitive factor.

Government Regulation

United States

Our products and operations are subject to extensive and rigorous regulation by the FDA. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution, and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

Under the Federal Food, Drug, and Cosmetic Act, or FFDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our current products are Class II medical devices.

Class I devices are those for which safety and effectiveness can be assured by adherence to general controls, which include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are those which are subject to the general controls and most require premarket demonstration of adherence to certain performance standards or other special controls, as specified by the FDA, and clearance by the FDA. Premarket review and clearance by the FDA for these devices is accomplished through the 510(k) premarket notification procedure. For most Class II devices, the manufacturer must submit to the FDA a premarket notification submission, demonstrating that the device is “substantially equivalent” in intended use and technology to a “predicate device” that is either:

(1)    a device that has grandfather marketing status because it was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or

(2)    a Class I or II device that has been cleared through the 510(k) process.

If the FDA agrees that the device is substantially equivalent to a predicate device, it will grant clearance to commercially market the device. The FDA has 90 days to clear a 510(k) submission. As a practical matter, clearance often takes longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not “substantially equivalent,” the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous premarketing requirements.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

A Class III product is a product which has a new intended use or uses advanced technology that is not substantially equivalent to a predicate device. The safety and effectiveness of Class III devices cannot be assured solely by the General Controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness.

Approval of a premarket approval application, or PMA, from the FDA is required before marketing of a Class III product can proceed. The PMA process is much more demanding than the 510(k) premarket notification process and requires proof of the safety and effectiveness of Class III devices to the FDA’s satisfaction. A PMA application must be supported by extensive data, including data from preclinical studies and human clinical trials and existing research material, and must contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Once the FDA determines that an application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application frequently occurs over a significantly longer period of time, sometimes up to several years. In approving a PMA application or clearing a 510(k) application, the FDA may also require some form of post-market surveillance, whereby the manufacturer follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device. After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

When FDA clearance or approval of a Class I, Class II or Class III device requires human clinical trials, and if the device presents a “significant risk” (as defined by the FDA) to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trial. If the device is considered a “non-significant” risk, IDE submission to the FDA is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required. The da Vinci Surgical System is considered a significant risk device that requires IDE approval for any clinical trial involving an investigational use.

Our manufacturing processes are required to comply with the FDA’s Good Manufacturing Practice, or GMP, requirements contained in its Quality System Regulation, or QSR. The QSR covers, among other things, the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging, and shipping of a company’s products. The QSR also requires maintenance of a device master record, device history record, and complaint files. A company’s domestic facility, records, and manufacturing processes are subject to periodic unscheduled inspections by the FDA.

Other postmarket regulatory requirements apply to our commercial distribution of the da Vinci Surgical System, including the following:

•	labeling regulations;

•	the FDA’s general prohibition against promoting products for unapproved or “off label” uses;

•	the Reports of Corrections and Removals regulation, which requires that manufacturers report to FDA recalls and field corrective actions taken to reduce a risk to health or to remedy a violation of the FFDCA that may pose a risk to health; and

•	the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

Class II devices also must comply with applicable special controls, such as postmarket surveillance or patient registries.

We are subject to inspection and marketing surveillance by the FDA to determine compliance with all regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions including the following:

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals already granted; and

•	criminal prosecution.

In July 1997, we received 510(k) clearance from the FDA for the surgeon’s console and patient cart to be used with only rigid endoscopes, blunt dissectors, retractors and stabilizer instruments. In November 1997, we withdrew a subsequent 510(k) submission covering additional instruments necessary for performing most surgical procedures, including scissors, scalpels, forceps/pickups, needle holders, clip appliers and electrocautery, after the FDA indicated that substantial clinical data would be required to support clearance.

In January 1999, we filed a 510(k) submission with clinical data, seeking clearance for the da Vinci Surgical System and EndoWrist instruments for laparoscopic surgical procedures. In May 1999, the FDA determined that our products were not eligible for 510(k) clearance but would instead be required to undergo the PMA approval process. On June 16, 1999, after review of the clinical data on the use of our products in laparoscopic surgical procedures, the FDA’s General Surgery Advisory Panel recommended approval. In November 1999, we filed a PMA application to commercialize our products for laparoscopic surgery, which was accepted for review by the FDA in December 1999. In June 2000, the FDA determined that the PMA approval process was inappropriate for the da Vinci Surgical System and re-classified the device as Class II. The Premarket Approval Application submitted in November 1999 was closed and the original 510(k) application reactivated. In July 2000, we received a letter from the FDA informing us of their decision to clear the da Vinci Surgical System for use in laparoscopic surgery. The decision to reclassify the device to Class II also means that future submissions for the da Vinci Surgical System may be reviewed under the 510(k) process unless changes to the intended use significantly change the safety and effectiveness of the device, in which case a PMA may be required.

Subsequent to the July 2000 clearance of the da Vinci Surgical System, we have obtained additional 510(k) clearances from the FDA to include non-cardiac thoracoscopic surgical procedures (March 2001), laparoscopic radical prostatectomy (May 2001) and thoracoscopically-assisted cardiotomy procedures (November 2002). In January 2001, we submitted an investigational device exemption application to the FDA requesting permission to conduct a multi-center evaluation of the da Vinci Surgical System for totally endoscopic coronary artery bypass grafting. In April 2001, we received a letter from the FDA approving trials for totally endoscopic coronary artery bypass grafting. We have commenced this clinical trial and, if completed, we expect to submit a 510(k) to the FDA requesting permission to expand the intended use for the da Vinci Surgical System to include totally endoscopic coronary artery bypass grafting. While trials are in progress, we cannot assure that such trials will produce clinical data adequate to support a 510(k) application.

Our 510(k) clearance for laparoscopic radical prostatectomy was obtained after a dispute with the FDA over the scope of the original clearance granted to the da Vinci Surgical System in July 2000 for laparoscopic surgical procedures. We believed that this general clearance allowed us to promote the da Vinci Surgical System specifically for use in laparoscopic radical prostatectomy without the need for a new 510(k) clearance. The FDA did not agree, and issued a Warning Letter on April 12, 2001, indicating that the da Vinci Surgical System could not lawfully be labeled or advertised for laparoscopic radical prostatectomy without additional 510(k) clearance. We therefore sought and received such clearance in May 2001.

At the same time, we reached an understanding with the FDA as to how to interpret the scope of our existing 510(k) clearance for general laparoscopic surgery. The FDA memorialized this understanding in a May 2001 letter to us, indicating that the labeling, advertising and user training for the da Vinci Surgical System may call out specific procedures that reasonably fall within general laparoscopic surgery, but may not call out gynecologic, urologic or vascular laparoscopic surgical procedures without new 510(k) clearance. The FDA also indicated that, prior to calling out any specific procedure, we should perform appropriate risk analysis and validation to ensure that the device design does not introduce new risks and that the instructions for use are appropriate. If clinical data are required for validation of a specific procedure within an existing clearance, we may conduct the study without an IDE (although IRB approval is required). We must document our risk analysis and validation in the Design History File for the da Vinci Surgical System and have the results available for FDA inspection. In a meeting with the FDA in September 2002, we reached an understanding with the agency that this same approach will apply to our other general clearances, such as the clearance for non cardiac thoracoscopic surgical procedures and thoracoscopically-assisted cardiotomy procedures.

We have modified the labeling, advertising, and user training for the da Vinci Surgical System to call out specific procedures that we believe are within the scope of our existing 510(k) clearances. We cannot assure you that the FDA would agree that all such specific procedures are within the scope of the existing general clearance or that we have compiled adequate information to support the safety and efficacy of using the da Vinci Surgical System for all such specific procedures. We also have modified the hardware and software in the da Vinci Surgical System since clearance in ways that we believe do not require new 510(k) clearance. We cannot assure you that the FDA would agree with our determinations not to seek new 510(k) clearance for any of these changes.

In December 2002, the FDA inspected our Sunnyvale manufacturing facility and issued a Form FDA 483 setting forth three observed compliance deficiencies under the QSR relating to management control, process control, and complaint handling. The Form FDA 483 also set forth two observed deficiencies relating to the failure to report field corrections or recalls to the FDA that the FDA believed should have been reported under the Reports of Corrections and Removals regulation and that, even if the activity was not reportable, required documentation to justify not reporting was not provided. In January 2003, we wrote to the FDA indicating our response to each observation with proposed corrective actions. That same month, FDA responded that the adequacy of our promised corrections and actions would be verified during the next inspection of our facility. To date, the FDA has not returned for another inspection and we continue to evaluate and upgrade our QSR compliance. We cannot assure you that, upon reinspection, the FDA will find that our promised corrective actions are appropriate or that they have been adequately implemented. We also cannot assure you that the FDA will not find other deficiencies in our compliance with the QSR and other postmarket regulations.

We recently acquired Computer Motion and are working to integrate its FDA compliance system with our own. Our review is not complete, but we believe that Computer Motion likely has had deficiencies in complaint handling, MDR reporting and Corrections and Removals reporting in the last several years that will require submission of retroactive reports to the FDA. We are also reviewing whether Computer Motion responded to complaints with appropriate follow up. We may need to initiate recalls or field actions to remedy problems with Computer Motion products already in the field. Computer Motion also modified the hardware and software in its products subsequent to 510(k) clearance without seeking new clearance. We are analyzing whether Computer Motion’s product modifications without 510(k) clearance complied with the FDA’s guidance. If necessary, we will seek additional 510(k) clearance for these product modifications.

California Regulation

The state of California requires that we obtain a license to manufacture medical devices and subjects us to periodic inspection. Our facilities and manufacturing processes were inspected in February 1998. We passed the inspection and received our device manufacturing license from the Food and Drug Branch, or FDB, of the California Department of Health Service in March 1998. In March 2002, our facilities and manufacturing processes in our Sunnyvale facility were re-inspected by the FDB and, after correction of two observed QSR deficiencies, we have received an updated device manufacturing license for our Sunnyvale facility.

Foreign Regulation

In order for us to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business.

Commercialization of medical devices in Europe is regulated by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products. In January 1999, following an audit of our quality system and Mountain View facility, we received permission from DGM, our Notified Body and agent of the Danish Government, to affix the CE mark to our da Vinci Surgical System and EndoWrist instruments.

If we modify existing products or develop new products in the future, we may need to apply for permission to affix the CE mark to such products. In addition, we are subject to annual regulatory audits in order to maintain the CE mark permissions already obtained. We do not know whether we will be able to obtain permission to affix the CE mark for new or modified products or whether we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

The Ministry of Health and Welfare regulates commercialization and reimbursement of medical devices in Japan. We have developed a clinical trial strategy for laparoscopic surgical use of our da Vinci Surgical System and EndoWrist instruments with our commercial partner in Japan. In May 2001, the proposed clinical trial strategy was approved by the Ministry of Health and Welfare. We commenced this clinical trial in June 2001 and, if completed, we expect to submit appropriate documentation to the Ministry of Health and Welfare requesting permission to commercialize our da Vinci Surgical System for conduct of laparoscopic surgical procedures in Japan. We are currently in the process of developing a cardiothoracic surgical clinical strategy with our commercial partner to facilitate an evaluation ultimately permitting expansion of the intended use for our da Vinci Surgical System to include various cardiothoracic surgical procedures. However, we do not know whether we will succeed in procuring the required approvals to market our products in Japan or elsewhere, even if we develop a strategy and ultimately apply for these approvals.

Third Party Reimbursement

In the United States and international markets where we intend to sell our products, the government and health insurance companies together are responsible for hospital and surgeon reimbursement for virtually all surgical procedures. Governments and insurance companies generally reimburse hospitals and physicians for surgery when the procedures are considered non-experimental and non-cosmetic. In the United States, reimbursement for medical procedures under the Medicare and Medicaid programs is administered by Centers for Medicare & Medicaid Services. Generally, procedure codes are assigned by the American Medical Association using the copyrighted Current Procedural Terminology codes, which are in turn incorporated in the Medicare and Medicaid programs coding system. Applications for new procedure codes may be submitted to the American Medical Association.

Governments and insurance companies carefully review and increasingly challenge the prices charged for medical products and services. Reimbursement rates from private companies vary depending on the procedure performed, the third party involved, the insurance plan involved, and other factors. Medicare reimburses hospitals a prospectively determined fixed amount for the costs associated with an in-patient hospitalization based on the patient’s discharge diagnosis, and reimburses physicians a prospectively determined fixed amount based on the procedure performed. This fixed amount is paid regardless of the actual costs incurred by the hospital or physician in furnishing the care and is unrelated to the specific devices used in that procedure. Thus, any reimbursements that hospitals obtain for performing surgery with our products will generally have to cover any additional costs that hospitals incur in purchasing our products.

Domestic institutions typically bill the services performed with our products to various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans. Because our da Vinci Surgical System has been cleared for commercial distribution in the United States by the FDA, Medicare reimbursement is available for use of the device in laparoscopic and thoracoscopic procedures and procedures conducted under an approved investigational device exemption application. We believe that the additional procedures we intend to target are generally already reimbursable by government agencies and insurance companies. If hospitals do not obtain sufficient reimbursement from third-party payors for procedures performed with our products, or if governmental and private payors’ policies do not permit reimbursement for surgical procedures performed using our products, we may not be able to generate the revenues necessary to support our business. In such circumstances, we may have to apply to the American Medical Association for a unique Current Procedural Terminology code covering computer-enhanced surgery. If an application for a unique code is required, reimbursement for any use of our products may be unavailable until an appropriate code is granted. The application process, from filing until adoption of a new code, can take two or more years.

In countries outside the United States, reimbursement is obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In most foreign countries, private insurance systems may also offer payments for some therapies. Additionally, health maintenance organizations are emerging in certain European countries. To effectively conduct our business, we may need to seek international reimbursement approvals, and we do not know if these required approvals will be obtained in a timely manner or at all. Any regulatory or legislative developments in domestic or foreign markets that eliminate or reduce reimbursement rates for procedures performed with our products could harm our ability to sell our products or cause downward pressure on the prices of our products, either of which would affect our ability to generate the revenues necessary to support our business.

Legal Proceedings

Brookhill-Wilk 1, LLC

In September 2000, Brookhill-Wilk 1, LLC, or Wilk, filed a lawsuit against our company in the United States District Court for the Southern District of New York (Case No. 00 Civ. 6599 (NRB)) alleging that by making, using, selling or offering for sale our da Vinci Surgical System, we are infringing United States Patent Nos. 5,217,003 and 5,368,015 in willful disregard of Wilk’s patent rights. These patents concern methods and devices for “remote” surgery. In March 2001, Wilk withdrew its assertion of the ‘015 patent against our company. In November 2001, in response to a motion on one of Intuitive Surgical’s noninfringement defenses, the District Court granted summary judgment of noninfringement of the ‘003 patent in our favor and dismissed Wilk’s complaint in its entirety without prejudice. Wilk appealed the summary judgment ruling to the United States Court of Appeals for the Federal Circuit. In April 2003, the Court of Appeals reversed the District Court’s judgment and remanded the case for further proceedings. This reversal is based on the Court of Appeals’ determination that the particular claim limitation at issue should be interpreted differently than as construed by the District Court.

Upon remand, we intend to continue to vigorously defend our rights and, if necessary, are prepared to conduct discovery and file further motions on whether the patent is infringed, valid and/or enforceable. We believe that we have multiple meritorious defenses to Wilk’s allegations. However, litigation is unpredictable and we may not prevail. Both parties have expressed a desire to engage in non-binding mediation before engaging in further proceedings in the District Court. The District Court has not yet set a schedule for further proceedings if mediation is unsuccessful.

In July 2003, Wilk filed a new lawsuit against three of our customers: Mt. Sinai Hospital, Lennox Hill Hospital and the New York and Presbyterian Hospital. Pursuant to agreements with those customers, we are defending the lawsuit on behalf of our customers. We do not expect this lawsuit to significantly impact the scope of the existing litigation with Wilk since any resolution of the existing Wilk litigation, whether on the merits or by settlement, will likely resolve this new lawsuit at the same time.

In September 2003, Wilk amended its complaint against our company to include Computer Motion within the lawsuit and to allege that Computer Motion’s Zeus product also infringes Wilk’s ‘003 patent. Prior to our acquisition of Computer Motion, Wilk sued Computer Motion but dismissed that lawsuit voluntarily in order to await the outcome of the appeal proceedings in Wilk’s litigation with our company. We believe that we have multiple meritorious defenses to Wilk’s allegations against Computer Motion, including many of the same defenses that apply to Wilk’s allegations against our company. However, litigation is unpredictable and we may not prevail. Wilk’s allegations against Computer Motion are directed only to Computer Motion products.

If we lose Wilk’s lawsuits against us and the three hospital customers, it will hurt our competitive position, may be costly to us and may prevent us from selling our products. If we lose the patent suit, we may need to obtain from Wilk a license to this technology if we are to continue to market our products that have been found to infringe Wilk’s patents. This license could be expensive, which could seriously harm our business. If Wilk is successful in its suit against us and is unwilling to grant us a license, we may be required to stop selling our products that are found to infringe Wilk’s patents unless we can redesign them so they do not infringe Wilk’s patents, which we may be unable to do. In addition, we could be required to pay Wilk damages, including treble damages, which could be substantial and harm our financial position. Due to the inherent uncertainties of litigation, however, we cannot accurately predict the ultimate outcome of the Wilk litigation at this time and, therefore, cannot estimate the range of possible loss.

Other Legal Matters

In September 2002, we discovered that one of our employees had purchased approximately $900,000 in administrative supplies without the authorization or knowledge of our management. This matter was investigated by law enforcement authorities and our advisors. We have since terminated this employee’s employment and have taken actions intended to ensure that no similar incidents can occur in the future, including implementing additional controls relating to our cash disbursement process. In addition, we are seeking to recover our loss. We have filed a claim with our insurance carrier, from which we received proceeds of $500,000, and filed suit against the sellers of the administrative supplies in December 2002. Our complaint alleged that each of the defendants has (i) violated various sections of the Racketeer Influenced and Corrupt Organization, or RICO, Act through their extortion, coercion, intimidation, fraud, bribery and racketeering activity in connection with the unauthorized purchase of office supplies and (ii) committed unlawful business acts and practices in violation of Cal. Bus. & Prof. Code Section 17200 et seq. Our suit seeks to recover actual and treble damages, costs and attorney fees for the damage caused by each of defendants through their illegal conduct. In January 2003, we amended our complaint to allege that each defendant further unlawfully offered prizes and gifts in violation of Cal. Bus. & Prof. Code Section 17537 and unlawfully failed to advertise limitations on the quantity of its sales in violation of Cal. Bus. & Prof. Code Section 17500.5. The amended complaint reiterates our claim to recover actual and treble damages, costs and attorney fees. Discovery has not yet begun. Defendants have demurred to the complaint, alleging that the complaint does not contain sufficiently pled information to support each of our causes of action. The Court will resolve the demurrer before the case continues.

During the second quarter 2003, two former patients of The Valley Hospital in New Jersey filed suit against The Valley Hospital, their surgeon(s) and our company alleging various harms caused during their earlier surgeries. We were named because the da Vinci Surgical System was utilized for a portion of the complained-of surgeries and the detachable tip of an EndoWrist instrument is alleged to have remained in each patient after each surgery. Each suit alleges, among other things, negligence, carelessness and/or recklessness by each defendant, that the da Vinci Surgical System was defectively designed and manufactured, that we failed to properly instruct and train the surgeons in its use, and that the defendants failed to properly apprise the patients of the risks involved. Each suit seeks an unspecified amount of general, special and punitive damages from the defendants, in addition to a request to recover the costs of suit and attorney fees. As each suit was just recently filed, both are in very early stages and discovery has recently commenced.

We are subject to legal proceedings and claims that arise in the normal course of our business. We do not know whether we will prevail in these matters nor can we assure that any remedy could be reached on commercially viable terms, if at all. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of these matters at this time and, therefore, cannot estimate the range of possible loss.

Facilities

Our headquarters and manufacturing facility is located in a single building in Sunnyvale, California. As of the date of this prospectus supplement, we occupy approximately 83,000 square feet, including approximately 18,000 square fee of manufacturing space, in Sunnyvale. In January 2004, we expect to expand into an additional 22,000 square feet in the same building in accordance with the provisions of our lease. Our lease expires in April 2007, and we have an option to renew for an additional five years. In addition, we lease approximately 2,000 square feet for research and development in Milford, Connecticut and approximately 3,000 square feet for a sales office in St. Germain en Laye, France.

In connection with our acquisition of Computer Motion, we assumed leases for approximately 47,000 square feet in Goleta, California and 3,000 square feet in Strasbourg, France. These leases have varying terms, the longest of which extends to September 2007. We have consolidated our Goleta operations into approximately 12,000 square feet. We are in the process of subleasing the balance of these premises, but we can give no assurance that we will be able to sublease them on acceptable terms, if at all.

Employees

As of October 1, 2003, we had 359 employees. Of our current employees, 78 are engaged in research and development, 106 are engaged in manufacturing and service and 175 are engaged in marketing, sales and administrative activities. As part of our restructuring plan, 42 of our current employees are scheduled to be terminated on or before December 31, 2003. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

MANAGEMENT

Set forth below is information regarding each of our executive officers and directors as of October 1, 2003.

Name	Age	Position
Lonnie M. Smith	59	President, Chief Executive Officer and Chairman of the Board of Directors
Susan K. Barnes	49	Senior Vice President, Chief Financial Officer and Assistant Secretary
Jerome J. McNamara	46	Senior Vice President, Worldwide Sales
Gary S. Guthart	38	Senior Vice President, Product Operations
Eric C. Miller	44	Senior Vice President, Marketing
Robert W. Duggan	59	Director
Scott S. Halsted	43	Director
Eric H. Halvorson	54	Director
Russell C. Hirsch, M.D., Ph.D.	41	Director
Richard J. Kramer	60	Director
Alan J. Levy, Ph.D.	66	Director
Frederic H. Moll, M.D.	51	Director
Bennett Nussbaum	56	Director

The principal occupations and positions for at least the past five years of the executive officers and directors named above are as follows:

Lonnie M. Smith has been our President and Chief Executive Officer since May 1997, has served as a member of our board of directors since December 1996 and has served as our Chairman of the Board of Directors since April 2003. From 1977 until joining our company, Mr. Smith was with Hillenbrand Industries, Inc., a public holding company, serving as the Senior Executive Vice President, a member of the Office of the President, and Director since 1982, as Executive Vice President of American Tourister, Inc., from 1978 to 1982, and as a Senior Vice President of Corporate Planning from 1977 to 1978. Mr. Smith has also held positions with The Boston Consulting Group and IBM. Mr. Smith currently serves as a director of Biosite Diagnostics, Inc. and Lozier Corporation. Mr. Smith holds a B.S.E.E. from Utah State University and an M.B.A. from Harvard Business School.

Susan K. Barnes has been our Chief Financial Officer and Assistant Secretary since May 1997. From January 1995 to September 1996, Ms. Barnes founded and served as Managing Director of the Private Equity Group of Jefferies and Company, Inc., an investment bank. From January 1994 to January 1995, she founded and served as Managing General Partner of Westwind Capital Partners, a private equity fund. From June 1991 to January 1994, Ms. Barnes served as Chief Financial Officer and Managing Director of BLUM Capital Partners, L.P., formerly Richard C. Blum & Associates, Inc., a merchant banking firm. From September 1985 to June 1991, she served as Vice President and Chief Financial Officer of NeXT Computer, Inc., a computer company. Prior to forming NeXT with Steve Jobs, Ms. Barnes was Controller of the Macintosh Division at Apple Computer. Ms. Barnes holds a B.A. from Bryn Mawr College and an M.B.A. from the Wharton School, University of Pennsylvania.

Jerome J. McNamara joined our company in April 1999 from Valley Lab where he was Vice President of Marketing. Prior to this, Mr. McNamara worked at United States Surgical Corporation for nearly 17 years where he held positions in senior sales management, marketing, and national accounts. Mr. McNamara graduated from the University of Pennsylvania with a B.A. degree in Biology.

Gary S. Guthart, Ph.D. joined our company in April 1996 and became Vice President, Engineering in November 1999. Previously, Dr. Guthart was part of the core team developing foundation technology for computer enhanced-surgery at SRI International (formally Stanford Research Institute). While at SRI, he also developed technologies for vibration and acoustic control of large-scale systems. Upon receiving his doctorate degree from the California Institute of Technology, he was honored with the Richard Bruce Chapman Memorial Award. In addition, Dr. Guthart holds a B.S. in Engineering from the University of California, Berkeley, and an M.S. and Ph.D. in Engineering Science from the California Institute of Technology.

Eric C. Miller joined our company as Senior Vice President, Marketing in August 2003. Prior to joining our company, Mr. Miller served as the President and Chief Executive Officer of Optimize, Inc. Mr. Miller also worked at United States Surgical Corporation for 11 years where he held senior positions in both sales and marketing. Mr. Miller an M.M. in Applied Physiology and a B.S. in Health Sciences from Ohio State University.

Robert W. Duggan joined our board of directors in connection with our acquisition of Computer Motion in June 2003. Prior to our acquisition of Computer Motion, Mr. Duggan had been Chairman of the Board of Directors of Computer Motion since 1990 and Chief Executive Officer since 1997. Mr. Duggan has been a private venture investor for more than 25 years, and has participated as a director of, investor in and advisor to numerous small and large businesses in the medical equipment, computer local and wide area networks, PC hardware and software distribution, digital encryption, consumer retail goods and outdoor media communications industries. He has also assisted in corporate planning, capital formation and management for his various investments. He is a member of the University of California at Santa Barbara Foundation Board of Trustees, as well as the University’s Engineering Steering Committee.

Scott S. Halsted has been a member of our board of directors since March 1997. Mr. Halsted joined Morgan Stanley in 1987, and has been a general partner at Morgan Stanley Dean Witter Venture Partners since 1997. Mr. Halsted currently serves as a director of Rita Medical Systems, Inc. and several private healthcare companies. Mr. Halsted holds A.B. and B.E. degrees in Biomechanical Engineering from Dartmouth College and an M.M. degree from Northwestern University.

Eric H. Halvorson joined our board of directors in connection with our acquisition of Computer Motion in June 2003. Mr. Halvorson joined Computer Motion in July 2002 as a member of the board of directors. Mr. Halvorson is President of Media Arts Group, Inc., an art publishing company. From 2000 to 2003, Mr. Halvorson was a Visiting Professor of Business Law and Accounting at Pepperdine University in Malibu, California, where he instructed classes in the Legal and Regulatory Environment of Business and Financial Accounting. Before instructing at Pepperdine, he was the Executive Vice President and Chief Operating Officer at Salem Communications Corporation from 1995 to 2000. Prior to becoming the Chief Operating Officer of Salem Communications, Mr. Halvorson was Vice President and General Counsel for 10 years. From 1976 until 1985, he was a partner at Godfrey and Kahn, a Milwaukee, Wisconsin based law firm. Mr. Halvorson is a Certified Public Accountant and holds a B.S. degree in Accounting from Bob Jones University and a J.D. degree from Duke University School of Law. Mr. Halvorson is currently a director of Salem Communications Corp. and Media Arts Group, Inc.

Russell C. Hirsch, M.D., Ph.D. has been a member of our board of directors since December 1995. Dr. Hirsch has been a Managing Partner of Prospect Venture Partners since 2001. Prior to joining Prospect Venture Partners, Dr. Hirsch was a member of the Health Care Technology Group at Mayfield Fund, a venture capital firm. He joined Mayfield Fund in 1992, served as a Venture Partner from 1993 to 1994 and a General Partner from 1995 to 2000. From 1984 to 1992, Dr. Hirsch conducted research in the laboratories of Nobel Laureate Harold Varmus, M.D. and Don Ganem, M.D. at the University of California, San Francisco. He is currently a director of Hansen Medical. Dr. Hirsch holds a B.S. in Chemistry from the University of Chicago and an M.D. and a Ph.D. from the University of California, San Francisco.

Richard J. Kramer has been a member of our board of directors since February 2000. Mr. Kramer is President of R.J. Kramer Associates, a healthcare consulting firm he founded in January 2001. From 1989 to 2000, he served as the President and Chief Executive Officer of Catholic Healthcare West, operating 48 hospitals in the western United States. From 1982 to 1989, Mr. Kramer was Executive Vice President of Allina Health, the largest integrated health care system in Minnesota. Mr. Kramer received a B.S. in Rehabilitation Education from Pennsylvania State University, an M.S. in Rehabilitation Counseling from Syracuse University and an M.S. in Hospital and Health Care Administration from the University of Minnesota.

Alan J. Levy, Ph.D. has been a member of our board of directors since February 2000. Dr. Levy is President, Chief Executive Officer and a member of the board of directors of Northstar Neuroscience, Inc., a biotechnology company he co-founded in 1999. From 1993 to 1998, Dr. Levy served as President and Chief Executive Officer of Heartstream, Inc., a medical device company that was acquired by Hewlett-Packard in 1998. Prior to joining Heartstream, he was President of Heart Technology, Inc., a medical device company that was acquired by Boston Scientific in 1995. Before joining Heart Technology, Dr. Levy was Vice President of Research and New Business Development and a member of the board of the Ethicon Endo-Surgery, Inc., a division of Johnson & Johnson. Dr. Levy holds a B.S. in chemistry from City University of New York and a Ph.D. in organic chemistry from Purdue University.

Frederic H. Moll, M.D. is a co-founder of our company and has been a member of our board of directors since our inception. From inception to September 2003, Dr. Moll served as our Vice President, Medical Director. Dr. Moll has been the Chief Executive Officer of a newly formed company named Hansen Medical since November 2002. In 1989, Dr. Moll co-founded Origin Medsystems, Inc., a medical device company, and served as Medical Director through 1995. Origin was acquired by Eli Lilly & Company in 1992 and is now a wholly-owned subsidiary of Tyco Health Care. In 1984, Dr. Moll founded Endotherapeutics, Inc., a medical device company, which was acquired by United States Surgical Corporation in 1992. Dr. Moll holds a B.A. from the University of California, Berkeley, an M.S. in Management from Stanford University’s Sloan Program and an M.D. from the University of Washington.

Bennett Nussbaum has been a member of our board of directors since August 2003. Mr. Nussbaum was, until recently, Executive Vice President and Chief Financial Officer of Burger King Corporation and was in charge of all aspects of finance, internal audit, safety and risk management and supply chain, as well as Burger King’s information technology systems. He also served as a member of Burger King’s executive committee. Prior to his employment at Burger King, Mr. Nussbaum served as Senior Vice President and Chief Financial Officer of Kinko’s, Inc. Prior to his employment at Kinko’s, Mr. Nussbaum spent 25 years at PepsiCo, Inc. where he held several senior level positions both domestically and internationally. He holds a B.S. in Economics from The Wharton School of the University of Pennsylvania and a M.B.A. in Finance from Columbia University.

Committees of the Board of Directors

Our board of directors has the following three standing committees: the audit committee; the compensation committee and the governance and nominating committee. All of the directors who serve on the following committees are independent directors.

Audit Committee.    Our audit committee has responsibility for reviewing and making recommendations regarding employment of independent accountants, the annual audit of our financial statements, internal controls and accounting practices and policies. The members of our audit committee are Scott S. Halsted, Richard J. Kramer and Bennett Nussbaum. Mr. Nussbaum serves as the Chairman of our audit committee.

Compensation Committee.    Our compensation committee has responsibility for determining the nature and amount of compensation for management and for administering our employee benefit plans. The members of our compensation committee are Russell C. Hirsch and Alan J. Levy. Dr. Hirsch serves as the Chairman of our compensation committee.

Governance and Nominating Committee.    Our governance and nominating committee has responsibility for matters relating to the corporate governance of our company and the nomination of members of our board of directors and committees thereof The members of our governance and nominating committee are Alan J. Levy and Eric H. Halvorson. Dr. Levy serves as the Chairman of our governance and nominating committee.

EXECUTIVE COMPENSATION

The following table sets forth summary information concerning the compensation paid to our chief executive officer and other executive officers for services to our company in all capacities.

	Annual Compensation			Securities Underlying Options
Name and Principal Position	Year	Salary	Bonus
Lonnie M. Smith Chairman and Chief Executive Officer	2002 2001 2000	$354,000 350,000 325,000	$22,500 — —	62,500 75,000 —

Susan K. Barnes Senior Vice President and Chief Financial Officer	2002 2001 2000	$225,833 220,000 202,500	$15,000 37,989 36,000	50,000 50,000 2,500

Jerome J. McNamara, Jr. Senior Vice President, Worldwide Sales	2002 2001 2000	$239,750 190,000 162,500	$136,000 96,661 13,000	37,500 30,000 2,500

Gary S. Guthart Senior Vice President, Product Operations	2002 2001 2000	$225,417 190,000 170,000	$15,000 36,278 18,500	37,500 37,500 5,000

Employment Agreements

In February 1997, we entered into an agreement with Lonnie M. Smith, our President and Chief Executive Officer, providing that, in the case of involuntary termination other than for cause, Mr. Smith’s salary and benefits will continue to be paid for a period of one year from the date of termination. Cause is defined in the agreement to include conviction for any felony, participation in a fraud or act of dishonesty against our company, willful breach of our policies, or a material breach by Mr. Smith of his employment agreement or of his proprietary information and inventions agreement.

Option Grants in Fiscal Year 2002

The following table sets forth each grant of stock options during 2002 to each of the individuals listed on the previous table. The exercise price of each option was equal to the fair value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash or in shares of our common stock valued at fair value on the exercise date.

The potential realizable value is calculated based on the 10-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent a prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given option by the fair market value at the date of grant;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

•	subtracting from that result the aggregate option exercise price.

The shares listed in the following table under “Number of Securities Underlying Options Granted” are subject to vesting. Upon completion of six months of service from the vesting start date, 12.5% of the option shares vest and the balance vest in a series of equal monthly installments over the next 42 months of service. Each option has a 10-year term, subject to earlier termination if the optionee’s service with our company ceases.

Percentages shown under “Percentage of Total Options Granted to Employees in Fiscal Year 2002” are based on an aggregate of 988,000 options granted to employees of our company under our stock option plans during the fiscal year ended December 31, 2002.

	Individual Grants		Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year 2002
Name					5%	10%
Lonnie M. Smith	62,500	6.3%	$18.50	2/1/12	$727,159	$1,842,765
Susan K. Barnes	37,500 12,500	3.8 1.3	18.50 18.50	2/1/12 3/14/12	436,296 145,432	1,105,659 368,553
Jerome J. McNamara	25,000 12,500	2.5 1.3	18.50 18.50	2/1/12 3/25/12	290,864 154,780	737,106 392,061
Gary S. Guthart	37,500	3.8	18.50	2/1/12	436,296	1,105,659

Fiscal Year-End Option Values

The following table sets forth the number and value of securities underlying unexercised options that are held by each of the individuals listed in the Summary Compensation Table as of December 31, 2002. Amounts shown under the column “Value of Unexercised In-The-Money Options at December 31, 2002” are based on the market price of $12.32 on that date, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares. Our stock option plans allow for the early exercise of options granted to employees. All options exercised early are subject to repurchase by us at the original exercise price, upon the optionee’s cessation of service prior to the vesting of the shares.

Name	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002
	Exercisable	Unexercisable	Exercisable	Unexercisable
Lonnie M. Smith	48,957	88,543	$—	$—
Susan K. Barnes	46,561	65,939	82,101	3,987
Jerome J. McNamara	39,425	45,574	110,600	—
Gary S. Guthart	58,530	49,219	236,980	—

Compensation Committee Interlocks and Insider Participation

During 2002, our compensation committee consisted of Russell C. Hirsch, M.D., Ph.D. and Alan J. Levy, Ph.D., neither of whom is a present or former officer or employee of our company. In addition, during 2002 none of our officers had an “interlock” relationship, as that term is defined by the SEC, to report.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information in the following table sets forth the ownership of our common stock as of September 20, 2003 by (i) each person who, to our knowledge, beneficially owns more than 5% of our common stock, (ii) each of our executive officers, (iii) each of our directors, and (iv) all of our directors and executive officers as a group. As of October 1, 2003, we had 27,149,306 shares of common stock outstanding.

Name and Address of Beneficial Owner (1)	Number	Percent
5% Stockholders
Bear Stearns Asset Management, Inc. (2) 383 Madison Avenue, 29th Floor New York, New York 10179	1,585,500	5.8%
Directors and Executive Officers
Lonnie M. Smith (3)	591,712	2.2
Susan K. Barnes (4)	181,453	*
Jerome J. McNamara (5)	62,026	*
Gary S. Guthart, Ph.D. (6)	100,019	*
Eric C. Miller	0	*
Robert W. Duggan (7)	1,082,096	4.0
Scott S. Halsted (8)	52,302	*
Eric H. Halvorson (9)	8,927	*
Russell C. Hirsch, M.D., Ph.D. (10)	57,008	*
Richard J. Kramer (11)	14,500	*
Alan J. Levy, Ph.D. (12)	18,976	*
Frederic H. Moll, M.D. (13)	696,103	2.6
Bennett Nussbaum (14)	2,500	*
All Executive Officers and Directors as a group (13 persons)	2,867,621	10.4

*	Represents less than 1% of the issued and outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of October 1, 2003, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each person is Intuitive Surgical’s address at 950 Kifer Road, Sunnyvale, California 94086.
(2)	As of June 30, 2003, Bear Stearns Asset Management, Inc. beneficially owned 1,585,500 shares of our common stock and held the sole power to vote or direct the vote of all such shares. The S&P Stars Portfolio has the right to receive and the power to direct the receipt of dividends from and the proceeds for the sale of greater than 5% of our common stock. The number of shares beneficially owned is based solely on a joint Schedule 13F filed with the SEC on July 14, 2003.
(3)	Includes 91,712 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.
(4)	Includes 78,936 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.
(5)	Includes 62,026 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.
(6)	Includes 83,370 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.
(7)	Includes 119,864 shares issuable pursuant to options and warrants exercisable within 60 days of October 1, 2003.
(8)	Includes 27,350 held by Morgan Stanley Venture Partners III, L.P., 2,626 shares held by Morgan Stanley Venture Investors III, L.P. and 17,083 shares issuable pursuant to options exercisable within 60 days of October 1, 2003. Mr. Halsted is a General Partner of Morgan Stanley Dean Witter Venture Partners, an affiliate of Morgan Stanley Venture Investors III, L.P., and disclaims beneficial ownership of the shares owned by Morgan Stanley Venture Investors III, L.P., except to the extent of his pecuniary interest therein.
(9)	Includes 8,927 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.
(10)	Includes 17,083 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.
(11)	Includes 14,500 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.
(12)	Includes 18,542 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.
(13)	Includes 41,038 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.
(14)	Includes 2,500 shares issuable pursuant to options exercisable within 60 days of October 1, 2003.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In November 2002, Frederic Moll, M.D., our co-founder and former Medical Director and a member of our Board of Directors, became the Chief Executive Officer of a newly formed company named Hansen Medical. We do not believe that Hansen Medical will directly compete with Intuitive Surgical. Hansen Medical intends to develop and sell products that will use catheter-based medical device technology for interventional procedures. We may decide to license certain portions of our technology to Hansen Medical as well as take an equity position in this new venture. Initial funding for Hansen Medical has been provided by Prospect Venture Partners. Dr. Russell C. Hirsch, a member of our board of directors, serves as one of the managing partners for Prospect Venture Partners and is a member of the board of directors of Hansen Medical.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our common stock to non-United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address estate tax considerations or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax:

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our company;

•	certain former citizens or long-terms residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

For purposes of this discussion, you are a non-United States holder if you are a holder that, for United States federal income tax purposes, is not a United States person. For purposes of this discussion, you are a United States person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a United States person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced yearly rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a United States trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits.

In addition to the graduated tax described above, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a United States trade or business;

•	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We have determined that we are not and do not believe that we will become a “United States real property holding corporation” for United States federal income tax purposes.

If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-United States holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States).

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its report available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, dated as of October 31, 2003, among us and the underwriters named below, acting through Bear, Stearns & Co. Inc. as representative, the underwriters have severally agreed to purchase from us the number of shares of common stock set forth below opposite their respective names.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc.	2,250,000
Deutsche Bank Securities Inc.	1,375,000
U.S. Bancorp Piper Jaffray Inc.	1,375,000

Total	5,000,000

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession of not in excess of $0.53 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to a total of 750,000 shares of common stock from us to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter’s percentage of the total underwriting commitment in the offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

The following table shows the public offering price, the underwriting discount and proceeds to us from the sale of common stock in this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

		Total
	Per Share	Without Over- allotment	With Over- allotment
Public offering price	$14.50	$72,500,000	$83,375,000
Underwriting discount	$0.87	$4,350,000	$5,002,500
Proceeds to Intuitive Surgical	$13.63	$68,150,000	$78,372,500

The expenses of the offering, other than the underwriting discount referred to above, are estimated at approximately $500,000 and are payable entirely by us.

We have severally agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our executive officers and directors have agreed for a period of 90 days after the date of this prospectus supplement, subject to specified exceptions, not to issue, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position,” or otherwise enter into any swap, derivative transaction or other transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of common stock, whether or not such transaction is to be settled by delivery of common stock, other securities, cash or other consideration, or otherwise dispose of, any common stock, or any securities convertible into, exercisable or exchangeable for common stock, or interest therein of the company or of any of its subsidiaries without the prior consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. Bear, Stearns & Co. Inc. does not have any current intention to release any portion of the securities subject to lock-up agreements. The foregoing restrictions will not apply to the grant and exercise of options under, or the issuance and sale of shares pursuant to, our stock option plans and employee stock purchase plan. In addition, we are permitted to file and have agreed to file and use our best efforts to be declared effective a resale registration statement covering approximately 725,000 shares of our common stock issuable upon exercise of warrants originally issued by Computer Motion and assumed by us in connection with our acquisition of Computer Motion. This registration statement will replace the registration statements filed by Computer Motion covering the shares of Computer Motion common stock for which these warrants were exercisable prior to our acquisition of Computer Motion.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Our common stock trades on the Nasdaq National Market under the symbol “ISRG.” On October 30, 2003, the last reported sale price of the common stock was $15.11 per share.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. The underwriters may allocate a number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than any prospectus made available in electronic format as described above, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospectus investors.

In connection with the offering, some participants in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over- allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter or syndicate member when the underwriters repurchase shares originally sold by that underwriter or syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transaction on the Nasdaq National Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking and other financial and banking services to us for which they have in the past received, and may in the future receive, customary fees.

LEGAL MATTERS

The validity of the shares being offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Piper Rudnick LLP, New York, New York, will pass upon specified legal matters for the underwriters.

EXPERTS

The consolidated financial statements and schedule of Intuitive Surgical, Inc. appearing in Intuitive Surgical’s Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and included and incorporated by reference in this Prospectus Supplement. Such consolidated financial statements have been included and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Computer Motion, Inc. at December 31, 2002, and for the year then ended, appearing in Computer Motion, Inc.’s Annual Report on Form 10-K/A have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference (which contain an explanatory paragraph describing conditions that raise substantial doubt about Computer Motion Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements). Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

After reasonable efforts, Computer Motion has been unable to obtain the consent of Arthur Andersen LLP to the incorporation into the registration statement, of which this prospectus is a part, of their report with respect to the consolidated financial statements of Computer Motion which appear in its Annual Report on Form 10-K for the year ended December 31, 2001 and December 31, 2000. Under these circumstances, Rule 437(a) under the Securities Act permits the registration statement to be filed without a written consent from Arthur Andersen. The absence of such consent may limit your recovery on certain claims. In particular, and without limitation, you will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in Computer Motion’s financial statements which appear in its Annual Report on Form 10-K for the year ended December 31, 2001 and December 31, 2000 or any omission to state a material fact required to be stated therein.

INTUITIVE SURGICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

	June 30, 2003	December 31, 2002
	Unaudited	(See Note 1)
Assets
Current assets:
Cash and cash equivalents	$17,681	$17,607
Short-term investments	25,169	33,232
Accounts receivable	21,855	16,887
Inventory, net	13,601	8,738
Prepaid expenses	2,046	2,161

Total current assets	80,352	78,625
Property and equipment, net	11,630	10,388
Intangible and other assets	10,843	2,568
Goodwill	142,658	—

Total assets	245,483	91,581

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$17,204	$9,282
Accrued compensation and employee benefits	5,282	4,666
Warranty accrual	2,005	2,269
Restructuring accrual	3,444	—
Other accrued liabilities	2,485	3,497
Deferred revenue	7,131	4,838
Current portion of notes payable	1,244	1,511

Total current liabilities	38,795	26,063
Long-term notes payable	1,235	1,838
Deferred revenue	877	—
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, 100,000,000 shares authorized, $0.001 par value, 26,643,541 and 18,357,513 shares issued and outstanding as of June 30, 2003 (See Note 3) and December 31, 2002, respectively	27	36
Additional paid-in capital	334,162	191,020
Deferred compensation	(434)	(223)
Accumulated deficit	(130,206)	(128,791)
Accumulated other comprehensive income	1,027	1,638

Total stockholders’ equity	204,576	63,680

Total liabilities and stockholders’ equity	$245,483	$91,581

See accompanying notes to condensed consolidated financial statements.

INTUITIVE SURGICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Sales:
Products	$19,231	$18,243	$36,666	$31,700
Services	2,222	1,144	4,022	2,096

Total sales	21,453	19,387	40,688	33,796

Cost of sales:
Products	6,906	8,440	14,677	15,167
Services	1,000	785	1,967	1,565

Total cost of sales	7,906	9,225	16,644	16,732

Gross profit	13,547	10,162	24,044	17,064

Operating costs and expenses:
Selling, general and administrative	9,389	9,784	19,598	18,569
Research and development	3,627	4,645	7,050	8,877

Total operating costs and expenses	13,016	14,429	26,648	27,446

Income (loss) from operations	531	(4,267)	(2,604)	(10,382)
Other income, net	347	527	1,189	1,025

Net income (loss)	$878	$(3,740)	$(1,415)	$(9,357)

Net earnings (loss) per share:
Basic	$0.05	$(0.21)	$(0.08)	$(0.51)

Diluted	$0.05	$(0.21)	$(0.08)	$(0.51)

Shares used in computing net earnings (loss) per share:
Basic	18,580	18,192	18,506	18,173

Diluted	18,973	18,192	18,506	18,173

See accompanying notes to condensed consolidated financial statements.

INTUITIVE SURGICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(IN THOUSANDS)

	For the Six Months Ended June 30,
	2003	2002
Operating Activities:
Net loss	$(1,415)	$(9,357)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,777	1,409
Loss on sales of fixed assets	5	64
Amortization of deferred compensation and stock compensation	296	395
Amortization of intangible and other assets	495	390
Changes in operating assets and liabilities, net of operating assets and liabilities:
Accounts receivable	(493)	(1,965)
Prepaid expenses	384	1,429
Inventory	(191)	(1,048)
Other assets	(827)	—
Accounts payable	30	(267)
Accrued compensation and employee benefits	(1,443)	969
Warranty accrual	(564)	363
Other accrued liabilities	(2,012)	1,447
Accrued royalty expense	—	(1,000)
Deferred revenue	944	(164)

Net cash used in operating activities	(3,014)	(7,335)

Investing Activities:
Acquisition of property and equipment	(1,030)	(4,805)
Disposition of property and equipment	1	62
Acquisition of business, net of cash acquired	(4,088)	—
Purchase of short-term investments	(2,934)	(8,491)
Proceeds from sales of short-term investments	5,444	21,216
Proceeds from maturities of short-term investments	5,097	12,108

Net cash providing by investing activities	2,490	20,090

Financing Activities:
Proceeds from issuance of common stock	1,629	1,089
Repurchase of common stock	(6)	(1)
Proceeds from notes payable	—	950
Repayment of notes payable	(870)	(1,359)

Net cash provided by financing activities	753	679

Foreign currency translation adjustments	(155)	(49)

Net increase in cash and cash equivalents	74	13,385
Cash and cash equivalents, beginning of period	17,607	10,487

Cash and cash equivalents, end of period	$17,681	$23,872

Non-cash investing activity:
Common stock issued in connection with acquisition of business	$141,437	$—

See accompanying notes to condensed consolidated financial statements.

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

In these notes, “Intuitive Surgical,” “Intuitive,” and the “Company” refer to Intuitive Surgical, Inc.

NOTE 1.    BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation have been included. The consolidated balances at December 31, 2002 were derived from the audited financial statements included in Intuitive Surgical, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2002 (the “Annual Report”). The financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2002 included in the Annual Report. The results for the interim period ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003 or future operating periods.

On June 30, 2003, Intuitive Surgical acquired Computer Motion, Inc. through the merger of Computer Motion with a wholly owned subsidiary of Intuitive Surgical. In the merger, each outstanding share of Computer Motion common stock was converted into 0.51426943 shares of Intuitive Surgical common stock and Intuitive Surgical assumed all of Computer Motion’s outstanding options and warrants based on the same ratio, see “Note 3: Acquisition of Computer Motion, Inc.”

The operations of Computer Motion, Inc. have been excluded from the accompanying unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2003 and statements of cash flows for the six months ended June 30, 2003 as the acquisition was not consummated until June 30, 2003.

NOTE 2.    CONCENTRATIONS OF RISK

Financial instruments which subject the Company to potential risk consist of its cash equivalents, short-term investments, accounts receivable, and foreign exchange contracts. The counterparties to the agreements relating to the Company’s investment securities and foreign exchange contracts consist of various major corporations and financial institutions of high credit standing. The Company believes the financial risks associated with these financial instruments are minimal. For the six months ended June 30, 2003 and 2002, no customer accounted for more than 10% of total sales. The Company extends reasonably short collection terms but does not require collateral. The Company provides reserves for potential credit losses but has not experienced significant losses to date.

The Company’s da Vinci Surgical System, related instruments and accessories and service accounted for all of the Company’s sales for the three months and six months ended June 30, 2003 and 2002. Purchases of key parts and components used to manufacture the Company’s products are from limited supply sources. The inability of any of these suppliers to fulfill the Company’s supply requirements may negatively impact future operating results.

The Company operates in one segment, the development and marketing of products designed to provide the flexibility of open surgery while operating through ports. For the three months ended June 30, 2003, United States and international sales accounted for 70% and 30%, respectively, of total sales. For the three months ended June 30, 2002, United States and international sales accounted for 80% and 20%, respectively, of total sales.

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 3.    ACQUISITION OF COMPUTER MOTION, INC.

On June 30, 2003, the Company acquired all of the outstanding shares of Computer Motion, Inc. through a merger with a wholly owned subsidiary of Intuitive Surgical. In the merger, each outstanding share of Computer Motion common stock has converted into 0.51426943 shares of Intuitive Surgical common stock and Intuitive Surgical assumed all of Computer Motion’s outstanding options and warrants to purchase Computer Motion common stock based on the same ratio. The acquisition of Computer Motion is intended to enhance the Company’s combined competitive position in key industries, while strengthening its work force. It also eliminated ongoing intellectual property litigation between the two companies. The acquisition is intended to enable the Company to focus on strategic products and customers, achieve significant cost synergies and economies of scale and improve results of its combined application of robotics to minimally invasive surgery bringing benefits to patients, surgeons and medical centers throughout the world. The exchange ratio in the acquisition was derived from estimates of future revenue and earnings of the combined company, in addition to measuring the relative ownership of the combined company implied by their contributions. The purchase price of this acquisition was $148.6 million resulting from the issuance to Computer Motion stockholders the right to receive approximately 8.0 million shares of Intuitive Surgical common stock on June 30, 2003, after giving effect to the 1-for-2 stock reverse split effected on July 1, 2003 (the “Reverse Split”), with a fair value of approximately $125.7 million, the assumption of options and warrants to purchase approximately 2.2 million shares of Intuitive Surgical common stock, after giving effect to the Reverse Split, with a Black-Scholes fair value of approximately $15.7 million, the funding of Computer Motion’s second quarter operations through a working capital loan $5.3 million, and estimated direct transaction costs of $1.8 million. The fair value of the Company’s common stock was derived using an average market price per share of the Company common stock of $7.82, which was based on the closing prices for a range of trading days prior to and including the date of the acquisition, June 30, 2003 (June 24, June 25, June 26, June 27, and June 30). The measurement date for this transaction was the June 30, 2003 closing date, as the number of shares to be issued to Computer Motion stockholders was not fixed until that date.

In accordance with SFAS No. 141, the Company allocated the purchase price of the acquisition to the tangible assets, liabilities and intangible assets acquired, including in-process research and development (“IPR&D”), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The fair value assigned to intangible assets acquired is based on valuations prepared by independent third party appraisal firms using preliminary estimates and assumptions provided by management. The goodwill recorded as a result of the acquisition is not expected to be deductible for tax purposes. In accordance with SFAS No. 142, goodwill and purchased intangible assets with indefinite useful lives acquired after June 30, 2001 are not amortized but will be reviewed at least annually for impairment. Purchased intangible assets with finite lives are amortized on a straight-line basis over their respective useful lives.

The total purchase price was comprised of the following (in thousands):

Value of Intuitive Surgical common stock issued	$125,734
Assumption of Computer Motion warrants and options	15,703

Total value of Intuitive Surgical securities	141,437
Direct transaction costs	1,827
Bridge loan facility	5,302

Total estimated purchase price	$148,566

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following purchase price allocation is preliminary, as future business results may differ from inherent estimates contained in the allocation, including employee severance costs, obligations related to exiting lease commitments, and other underlying assumptions. The total purchase price of has been allocated as follows (in thousands):

Cash and cash equivalents	$1,214
Accounts receivable, net	4,476
Inventories, net	4,672
Prepaid and other assets	269
Property, plant, and equipment	1,995
Other assets	70

Amortizable intangible assets:
Customer relationships	1,300
Developed and core technology	6,800
Trademark	200
Internal use software	300
In-process research and development	100
Goodwill	142,658
Accounts and notes payable	(7,892)
Restructuring accrual	(3,444)
Other accrued liabilities	(2,361)
Deferred revenue	(2,225)
Deferred compensation	434

Total purchase price	$148,566

Goodwill

Of the total purchase price, $142.7 million was allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. Goodwill is not deductible for tax purposes. In accordance with Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized, but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event management determines that goodwill has been impaired, the Company will incur an accounting charge for the impairment during the fiscal quarter in which the determination is made. (See Note 7.)

Amortizable Intangible Assets

Of the total purchase price, approximately $8.6 million was allocated to amortizable intangible assets, comprised of developed technology of $3.5 million, core technology of $3.3 million, customer relationships of $1.3 million, and other intangible assets totaling $0.5 million.

Developed technology, which comprises products that have reached technological feasibility, includes most of Computer Motion’s current products, including Aesop, Zeus, Socrates, and Hermes. The balance of developed technology will be amortized on a straight-line basis over a period of seven years, representing the weighted average of the remaining product lives of the developed technology.

Core technology represents the value of patents, processes, and trade secrets, including certain designs and product features that Intuitive may integrate into future products. Core technology will be amortized on a straight-line basis over a period of seven years.

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Customer relationships represent the value of Computer Motion’s relationships with existing customers and is valued based upon the fair value of future business with these customers. Customer lists and other intangible assets will be amortized on a straight line basis over a period of approximately seven years. (See Note 7.)

In-process research and development

Of the total purchase price, $0.1 million was allocated to in-process research and development. Projects which qualify as IPR&D represent those that have not yet reached technological feasibility and for which no future alternative uses exist. IPR&D has been immediately, fully amortized into Intuitive Surgical’s results for the three months ended June 30, 2003.

Deferred Compensation

Of the total purchase price, $0.4 million was allocated to deferred compensation for unvested options assumed, which represents the intrinsic value of unvested stock options for employees and fair value for non-employee. Deferred compensation will be amortized into expense over a three-year period using the graded vesting method.

Restructuring charges

Upon the consummation of the acquisition of Computer Motion, Intuitive’s management approved plans to restructure the operations of the combined entity. The current restructuring plan provides for the elimination of redundant activities and infrastructure and will result in eliminating approximately 150 employees, or 75%, of the Computer Motion positions over the next six months with immediate severance payment. The plan includes vacating and subleasing 78% of the leased space in Goleta, California, consolidating European operations into a single site, closing Computer Motion’s Asia office, and transitioning to the Intuitive distribution sales model for the area. The Company will have a single sales and marketing organization and consolidate all manufacturing and administrative functions in Sunnyvale, California. Based upon this plan, the Company has recorded a $3.4 million accrual in accordance with EITF Issue 95-3 (EITF 95-3), “Recognition of Liabilities in Connection with a Purchase Business Combination.” In accordance with EITF 95-3, the restructuring accrual has been recorded as a component of the purchase price. The accrual is comprised of $2.6 million for employee severance costs and $0.8 million to exit existing lease commitments, based upon total future lease commitments for facilities to be vacated of $2.6 million, offset by subleasing proceeds of $1.8 million. The Company has estimated vacancy periods of between 1 month and 3 years between exiting various sites and realizing subleasing proceeds.

Pro forma results of operations

The following unaudited pro forma financial information for the three and six months ended June 30, 2003 and June 30, 2002 give effect to the proposed merger of Intuitive Surgical and Computer Motion as if it had occurred on January 1, 2003 and January 1, 2002, respectively. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that Intuitive would have reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results or financial position of Intuitive Surgical.

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Sales	$25,297	$23,969	$51,098	$43,803
Net loss	$(10,357)	$(10,114)	$(21,868)	$(21,197)
Net loss per share	$(0.39)	$(0.45)	$(0.88)	$(0.96)

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 4.    CASH AND CASH EQUIVALENTS

Intuitive Surgical considers all highly liquid investments with an original maturity from date of purchase of 90 days or less to be cash equivalents for the purpose of balance sheet and statement of cash flows presentation. The carrying value of cash and cash equivalents approximates market value at June 30, 2003 and December 31, 2002.

NOTE 5.    SHORT-TERM INVESTMENTS

All short-term investments are classified as available-for-sale, and therefore, are carried at fair market value. The Company views its available-for-sale portfolio as available for use in its current operations. Accordingly, all investments are classified as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date. Available-for-sale securities are stated at fair market value based upon quoted market prices of the securities. Unrealized gains and losses on such securities are reported as a separate component of stockholders’ equity. Realized gains and losses on available-for-sale securities, together with amortization of premiums and discounts on debt securities, are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

NOTE 6.    INVENTORY

Inventory consists of the following (in thousands):

	June 30, 2003	December 31, 2002
Raw materials	$4,018	$3,420
Work-in-progress	3,312	780
Finished goods	6,271	4,538

	$13,601	$8,738

NOTE 7.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite useful lives can no longer be amortized; however, they will be tested for impairment at least annually (more frequently if certain indicators are present). Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. In the event management determines that goodwill has been impaired, the Company will incur an accounting charge for the impairment during the fiscal quarter in which the determination is made. Of the total purchase price, $142.7 million was allocated to goodwill and $8.6 million was allocated to amortizable intangible assets, comprised of developed technology of $3.5 million, core technology of $3.3 million, customer relationships of $1.3 million, and other intangible assets totaling $0.5 million.

Other purchased intangible assets represent patents which are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful life of six or seven years. At June 30, 2003, gross intangible assets totaled $13.4 million and related accumulated amortization was $2.6 million.

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 8.    COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss) consist of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net income (loss)	$878	$(3,740)	$(1,415)	$(9,357)
Other comprehensive income (loss):
Foreign currency translation adjustments	(64)	(91)	(155)	(49)
Change in unrealized gain (loss) on available-for-sale securities	(15)	659	(456)	158
Comprehensive income (loss)	$799	$(3,172)	$(2,026)	$(9,248)

The components of accumulated other comprehensive loss were as follows (in thousands):

	June 30, 2003	December 31, 2002
Accumulated net unrealized gain on available-for-sales securities	$1,167	$1,623
Foreign currency translation adjustments	(140)	15

Total accumulated other comprehensive income	$1,027	$1,638

NOTE 9.    NET INCOME (LOSS) PER SHARE

The following table presents the computation of basic and diluted net income (loss) per share (in thousands, except share and per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Numerator used for basic and diluted net earnings (loss) per common share	$878	$(3,740)	$(1,415)	$(9,357)
Denominator used for basic and diluted net earnings (loss) per common share:
Weighted-average shares outstanding	18,584,894	18,206,725	18,511,514	18,188,968
Less weighted-average shares subject to repurchase	(4,758)	(15,284)	(5,863)	(16,252)
Weighted-average shares used in computing basic common share	18,580,136	18,191,441	18,505,651	18,172,716
Add common stock equivalents	392,593	—	—	—
Weighted-average shares used in computing diluted common share	18,972,729	18,191,441	18,505,651	18,172,716
Net earnings (loss) per common share:
Basic	$0.05	$(0.21)	$(0.08)	$(0.51)
Diluted	$0.05	$(0.21)	$(0.08)	$(0.51)

Common stock equivalents consisting of stock options and warrants (calculated using the treasury stock method) have been excluded from the computation of diluted net loss per share for the three months ended June 30, 2002 and the six months ended June 30, 2003 and 2002, as their inclusion would be anti- dilutive.

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 10.    PRODUCT WARRANTY PROVISIONS

The Company’s standard policy is to warrant all shipped systems against defects in design, materials and workmanship by replacing failed parts during the first year of ownership. The Company’s estimate of costs to service the warranty obligations is based on historical experience and current product performance trends. These costs are included in cost of goods sold at the time revenue is recognized. The warranty provision is reduced by material and labor costs used for replacement activities over the warranty period. A review of the obligations is performed regularly to determine the adequacy of the reserve. Based on the outcome of this review, revisions to the estimated warranty liability are recorded as appropriate.

The following table reconciles the changes to the product warranty liability for the period indicated (in thousands):

	Balance at Beginning of Period	Warranty Usage	Warranties Expensed	Warranty Assumed in Acquisition	Balance at End of Period
Three months ended June 30, 2003	$2,100	$(337)	$(58)	$300	$2,005
Six months ended June 30, 2003	$2,269	$(776)	$212	$300	$2,005

The Company from time to time enters into agreements to indemnify its customers against liability and damages arising from patent claims against the Company’s product. The term of these agreements vary, but generally, a maximum obligation is not explicitly stated within the agreements. Historically, the Company has not been obligated to make any significant payments related to its customer indemnification clauses and no liabilities have been recorded for this obligation on its balance sheets as of June 30, 2003 and December 31, 2002.

NOTE 11.    STOCK-BASED COMPENSATION

The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recorded for stock option grants issued with an exercise price equal to the market value of the underlying stock on the date granted. The Company has recorded stock-based compensation, primarily related to deferred compensation arising from the Company’s initial public offering in 2000 and plans to record stock-based deferred compensation expense related to its acquisition of Computer Motion in June 2003. Had compensation expense for the stock option grants been determined on the fair value at the grant dates consistent with the method of Statement of Financial Accounting Standards Board (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the Company’s net loss and loss per share would have been adjusted to the pro forma amounts indicated below (amounts in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net income (loss), as reported	$878	$(3,740)	$(1,415)	$(9,357)
Add: Total stock-based employee compensation expenses included in reported net loss, net of $0 related tax	141	181	296	395
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of $0 related tax effect	(1,958)	(1,820)	(3,984)	(3,495)
Pro forma net income (loss)	$(939)	$(5,379)	$(5,103)	$(12,457)
Earnings (loss) per share:
Basic and diluted—as reported	$0.05	$(0.21)	$(0.08)	$(0.51)
Basic and diluted—pro forma	$(0.05)	$(0.30)	$(0.28)	$(0.69)

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 12.    REVERSE STOCK SPLIT

Intuitive Surgical’s stockholders approved a one-for-two reverse stock split (the “Reverse Split”) on June 30, 2003 and the Reverse Split was consummated on July 1, 2003. The par value of Intuitive’s common stock after the Reverse Split remained at $0.001 per share. The rights of the holders of these securities were not otherwise modified. All shares outstanding and earnings per share information for all periods presented in these financial statements give effect to the Reverse Split. All shares, per share and market price data related to Intuitive’s common shares outstanding and under employee stock plans reflect the retroactive effects of the Reverse Split.

NOTE 13.    REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectibility is reasonably assured.

In certain cases, revenue from direct system sales is generated from multiple-element arrangements which require judgment in the areas of customer acceptance, training, installation and collectibility. The Company accounts for multiple-element arrangements in accordance with the provisions of SAB 101, “Revenue Recognition in Financial Statements.” Revenue is recognized as specific elements indicated in sales contracts are executed. If an element is essential to the functionality of an arrangement, the entire arrangement’s revenue is deferred until that essential element is delivered. The fair value of each undelivered element that is not essential to the functionality of the system is deferred until performance or delivery occurs. The fair value of an undelivered element is based upon an estimate made by management. If an undelivered element exists, the Company will determine the fair value of the undelivered element and subtract the fair value of the undelivered element from the total consideration under the arrangement. The residual amount is recognized as the value of the delivered element. Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet. Costs associated with inconsequential or perfunctory elements in multiple- element arrangements are accrued at the time of revenue recognition. The Company accounts for installation as a separate element of a multiple-element arrangement. The Company therefore recognizes the fair value of installation services upon the completion of installation.

The Company’s distributors do not have price protection rights. One of the Company’s distributors has return rights under limited circumstances. Such rights are accounted for under the provisions of SFAS No. 48, “Revenue Recognition When Right of Return Exists.” To date, the Company has not had any system sales returns.

Revenue from sales of instruments and accessories is recognized upon shipment. Revenue related to future commitments under service contracts is deferred and recognized ratably over the service period. All costs associated with the provision of service and maintenance, including salaries, benefits, travel, spare parts and equipment, are recognized in cost of sales as incurred. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets.

The Company’s da Vinci Surgical System contains a software component. The Company believes that the software element in the da Vinci Surgical System is an incidental part of the system. The software element within the Company’s product is not sold or marketed separately to customers and the software does not operate independently of the surgical system. Furthermore, the software development effort does not require a significant cost to the Company relative to the overall development cost of the product. As such, the software the Company provides is incidental to the surgical system as a whole and the software revenue guidance provided in SOP 97- 2 is not applicable to the Company’s revenues.

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 14.    RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Since SFAS 146 does not involve an entity newly acquired in a business combination, the restructuring accrual, recorded as a component of the purchase price in connection with the acquisition was established based on the provisions of EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” and SFAS 146 did not impact the Company’s results of operations or financial position during the six months ended June 30, 2003.

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. FIN 46 also requires consolidation of variable interest entities entered into prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 has not had an impact on the Company’s financial position or results of operations during the six months ended June 30, 2003.

In October 2002, the Emerging Issues Task Force reached consensus on issue 00-21, or EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” The principles and application guidance of EITF 00-21 should be used to determine (a) how the arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is evaluating the possible impact of the adoption of EITF 00-21 on its results of operations and financial position.

NOTE 15.    CONTINGENCIES

In September 2000, Brookhill-Wilk 1, LLC (“Wilk”) filed a lawsuit against Intuitive Surgical in the United States District Court for the Southern District of New York (Case No. 00 Civ. 6599 (NRB)) alleging that by making, using, selling or offering for sale our da Vinci Surgical System, the Company is infringing United States Patent Nos. 5,217,003 and 5,368,015 in willful disregard of Wilk’s patent rights. These patents concern methods and devices for “remote” surgery. In March 2001, Wilk withdrew its assertion of the ‘015 patent against the Company. In November 2001, in response to a motion on one of Intuitive Surgical’s noninfringement defenses, the District Court granted summary judgment of noninfringement of the ‘003 patent in the Company’s favor and dismissed Wilk’s complaint in its entirety without prejudice. Wilk appealed the summary judgment ruling to the United States Court of Appeals for the Federal Circuit.

INTUITIVE SURGICAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

In April 2003, the Court of Appeals reversed the District Court’s judgment and remanded the case for further proceedings. This reversal is based on the Court of Appeals’ determination that the particular claim limitation at issue should be interpreted differently than as construed by the District Court. Upon remand, Intuitive Surgical intends to continue to vigorously defend its rights and, if necessary, is prepared to continue to dispute the meaning of other portions of the asserted claim language and to conduct discovery and file further motions on whether the patent is infringed, valid and/or enforceable. Intuitive Surgical believes that it will prevail in the litigation and that it has multiple meritorious defenses to Wilk’s allegations. However, litigation is unpredictable and Intuitive Surgical may not prevail. The case remains in its early stages of discovery in the District Court.

If the Company loses Wilk’s suit against us, it will hurt the Company’s competitive position, may be costly and may prevent the Company from selling its products. If the Company loses the patent suit, it may need to obtain from Wilk a license to this technology to continue to market its products that have been found to infringe Wilk’s patents. This license could be expensive, which could seriously harm the Company’s business. If Wilk is successful in its suit against the Company and is unwilling to grant a license, the Company may be required to stop selling its products that are found to infringe Wilk’s patents unless the Company can redesign them so they do not infringe Wilk’s patents, which it may be unable to do. In addition, the Company could be required to pay Wilk damages, including treble damages, which could be substantial and harm its financial position. Due to the inherent uncertainties of litigation, however, the Company cannot accurately predict the ultimate outcome of the Wilk litigation at this time and, therefore, cannot estimate the range of possible loss.

During the second quarter 2003, two former patients of The Valley Hospital in New Jersey filed suit against The Valley Hospital, their surgeon(s) and Intuitive Surgical, Inc. alleging various harms caused during their earlier surgeries. Intuitive was named because the da Vinci Surgical System was utilized for a portion of the complained-of surgeries and the detachable tip of an EndoWrist instrument is alleged to have remained in each patient after each surgery. Each suit presents multiple claims variously alleging, among others, negligence, carelessness and/or recklessness by each defendant, that the da Vinci Surgical System was defectively designed and manufactured, that Intuitive failed to properly instruct and train the surgeon in its use, and that the defendants failed to properly apprise the patients of the risks involved. Each suit seeks an unspecified amount of general, special and punitive damages from the defendants, in addition to a request to recover the costs of suit and attorney fees. As each suit was just recently filed, both are in very early stages and discovery has recently commenced. Due to the inherent uncertainties of the litigation, and the early stage of this case, the Company cannot accurately predict the outcome of this litigation at this time and therefore, cannot estimate the range of possible loss.

The foregoing proceedings could be expensive to litigate, may be protracted and the Company’s confidential information may be compromised. Whether or not the Company is successful in these lawsuits, these proceedings could consume substantial amounts of its financial and managerial resources. At any time, the other parties may file additional claims against the Company, or the Company may file claims against them, which could increase the risk, expense and duration of the litigations.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders of Intuitive Surgical, Inc.

We have audited the accompanying consolidated balance sheets of Intuitive Surgical, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intuitive Surgical, Inc. at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Palo Alto, California January 31, 2003

Except for Note 1, as to which

the date is May 5, 2003

INTUITIVE SURGICAL, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	DECEMBER 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$17,607	$10,487
Short-term investments	33,232	56,174
Accounts receivable, net of allowance for doubtful accounts of $806 and $446 at December 31, 2002 and 2001, respectively	16,887	13,248
Inventory	8,738	6,182
Prepaid and other assets	2,161	3,128

Total current assets	78,625	89,219
Property and equipment, net	10,388	7,834
Intangible and other assets	2,568	3,308

Total assets	$91,581	$100,361

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,282	$8,300
Accrued compensation and employee benefits	4,666	2,537
Warranty accrual	2,269	1,831
Accrued royalty expense	—	1,000
Other accrued liabilities	3,497	2,128
Deferred revenue	4,838	3,870
Current portion of notes payable	1,511	1,631

Total current liabilities	26,063	21,297
Long-term notes payable	1,838	771
Commitments	—	—
Stockholders’ equity:
Common stock, 200,000,000 shares authorized, $0.001 par value, 36,715,026 and 36,223,640 shares issued and outstanding as of December 31, 2002 and December 31, 2001, respectively	36	36
Additional paid-in capital	191,020	188,962
Deferred compensation	(223)	(886)
Accumulated deficit	(128,791)	(110,370)
Accumulated other comprehensive income	1,638	551

Total stockholders’ equity	63,680	78,293

Total liabilities and stockholders’ equity	$91,581	$100,361

See accompanying notes.

INTUITIVE SURGICAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	YEAR ENDED DECEMBER 31,
	2002	2001	2000
Sales	$72,022	$51,673	$26,624
Cost of sales	34,584	28,218	18,031

Gross profit	37,438	23,455	8,593

Operating costs and expenses:
Selling, general and administrative	40,864	29,987	19,136
Research and development	16,793	13,851	11,734

Total operating costs and expenses	57,657	43,838	30,870

Loss from operations	(20,219)	(20,383)	(22,277)
Interest income	2,040	3,909	4,266
Interest expense	(199)	(268)	(404)
Other income(expense)	(43)	42	(108)

Net loss	$(18,421)	$(16,700)	$(18,523)

Basic and diluted net loss per common share	$(0.51)	$(0.47)	$(0.78)

Shares used in computing basic and Diluted net loss per common share	36,458	35,815	23,796

See accompanying notes.

INTUITIVE SURGICAL, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPENSATION	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT
Balances at December 31, 1999	19,134,375	$19	6,681,848	$7	$98,508	$(943)	$(75,147)	$(233)	$22,211

Issuance of Series F convertible preferred stock, net of issuance costs of $603	3,678,798	4	—	—	34,752	—	—	—	34,756
Conversion of preferred stock to common stock upon closing of IPO	(22,813,173)	(23)	22,813,173	23	—	—	—	—	—
Issuance of common stock upon closing of IPO, net of issuance costs of $4,972	—	—	5,750,000	6	46,778	—	—	—	46,784
Issuance of common stock upon exercise of options and warrants	—	—	467,770	—	912	—	—	—	912
Repurchase of common stock	—	—	(36,969)	—	(20)	—	—	—	(20)
Fair market value of warrants granted	—	—	—	—	1,720	—	—	—	1,720
Deferred compensation	—	—	—	—	4,063	(4,063)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	2,523	—	—	2,523
Comprehensive loss:
Other comprehensive income (loss)—change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	—	—	300	300
Change in unrealized gain (loss) on foreign exchange contracts	—	—	—	—	—	—	—	67	67
Net loss	—	—	—	—	—	—	(18,523)	—	(18,523)

Comprehensive loss									(18,156)

Balances at December 31, 2000	—	—	35,675,822	36	186,713	(2,483)	(93,670)	134	90,730
Issuance of common stock upon exercise of options and warrants	—	—	569,989	—	2,314	—	—	—	2,314
Repurchase of common stock	—	—	(22,171)	—	(65)	—	—	—	(65)
Amortization of deferred compensation	—	—	—	—	—	1,597	—	—	1,597
Comprehensive loss:
Other comprehensive income (loss)—change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	—	—	560	560
Change in unrealized gain (loss) on foreign exchange contracts	—	—	—	—	—	—	—	(67)	(67)
Change in foreign currency translation adjustments	—	—	—	—	—	—	—	(76)	(76)
Net loss	—	—	—	—	—	—	(16,700)	—	(16,700)

Comprehensive loss									(16,283)

Balances at December 31, 2001	—	—	36,223,640	36	188,962	(886)	(110,370)	551	78,293
Issuance of common stock	—	—	491,807	—	2,060	—	—	—	2,060
Repurchase of common stock	—	—	(421)	—	(2)	—	—	—	(2)
Amortization of deferred compensation	—	—	—	—	—	663	—	—	663
Comprehensive loss:
Other comprehensive income (loss)—change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	—	—	996	996
Change in foreign currency translation adjustments	—	—	—	—	—	—	—	91	91
Net loss	—	—	—	—	—	—	(18,421)	—	(18,421)

Comprehensive loss									(17,334)

Balances at December 31, 2002	—	$—	36,715,026	$36	$191,020	$(223)	$(128,791)	$1,638	$63,680

See accompanying notes.

INTUITIVE SURGICAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	YEAR ENDED DECEMBER 31,
	2002	2001	2000
OPERATING ACTIVITIES:
Net loss	$(18,421)	$(16,700)	$(18,523)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,106	2,337	1,595
Gain(loss) on sales of fixed assets	66	(11)	—
Amortization of deferred compensation	663	1,597	2,573
Amortization of intangible and other assets	780	778	584
Changes in operating assets and liabilities:
Accounts receivable	(3,639)	(6,804)	(4,400)
Prepaid and other assets	967	(1,423)	(1,124)
Inventory	(2,556)	(106)	(3,215)
Accounts payable	982	1,172	4,406
Accrued compensation and employee benefits	2,129	(72)	1,284
Warranty accrual	438	337	682
Other accrued liabilities	1,369	100	912
Accrued royalty expense	(1,000)	—	1,000
Deferred revenue	968	318	1,422

Net cash used in operating activities	(14,148)	(18,477)	(12,804)

INVESTING ACTIVITIES:
Acquisition of property and equipment	(5,788)	(5,527)	(3,555)
Disposition of property and equipment	62	36	—
Acquisition of patents	(40)	—	(3,000)
Purchase of short-term investments	(14,525)	(59,910)	(70,096)
Proceeds from sales of short-term investments	21,216	35,990	6,900
Proceeds from maturities of short-term Investments	17,247	35,023	18,933

Net cash provided by (used in) investing Activities	18,172	5,612	(50,818)

FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock, net	—	—	34,756
Proceeds from issuance of common stock, net	2,060	2,314	47,696
Repurchase of common stock	(2)	(65)	(20)
Proceeds from notes payable	2,912	550	1,500
Repayment of notes payable	(1,965)	(2,028)	(1,759)

Net cash provided by financing activities	3,005	771	82,173

Effect of exchange rates on cash and cash equivalents	91	(76)	—
Net increase (decrease) in cash and cash Equivalents	7,120	(12,170)	18,551
Cash and cash equivalents, beginning of year	10,487	22,657	4,106

Cash and cash equivalents, end of year	$17,607	$10,487	$22,657

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$199	$268	$404

Issuance of warrants for license and services	$—	$—	$1,720

See accompanying notes.

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Intuitive Surgical, Inc. (the “Company”) designs, manufactures, and markets the da Vinci Surgical System, an advanced surgical system that we believe represents a new generation of surgery. The da Vinci Surgical System consists of a surgeon’s console, a patient-side cart, a high performance vision system and proprietary instruments. The da Vinci Surgical System seamlessly translates the surgeon’s natural hand movements on instrument controls at a console into corresponding micro-movements of instruments positioned inside the patient through small puncture incisions, or ports. The Company began selling the da Vinci Surgical System in 1999 and has placed 149 total systems worldwide as of December 31, 2002.

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity from date of purchase of 90 days or less to be cash equivalents for the purpose of balance sheet and statement of cash flows presentation. The carrying value of cash and cash equivalents approximates market value at December 31, 2002 and 2001.

SHORT-TERM INVESTMENTS

All short-term investments are classified as available-for-sale and therefore carried at fair value. The Company views its available-for-sale portfolio as available for use in its current operations. Accordingly, all investments are classified as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date. Available-for-sale securities are stated at fair value based upon quoted market prices of the securities. Unrealized gains and losses on such securities, when material, are reported as a separate component of stockholders’ equity. Realized gains and losses on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

FOREIGN CURRENCY TRANSLATION

The functional currency of each foreign subsidiary is its local currency. Foreign assets and liabilities are translated into U.S. dollars at year-end exchange rates when appropriate, while components of the income statement are translated using average exchange rates in effect throughout the year. Gains and losses arising from foreign currency transactions are included in the consolidated statement of operations. Translation adjustments of balance sheet items are included as a component of stockholders’ equity.

CONCENTRATIONS OF RISK

Financial instruments which subject the Company to potential risk consists of its cash equivalents, short-term investments, accounts receivable, and foreign exchange contracts. The counterparties to the agreements relating to the Company’s investment securities and foreign exchange contracts consist of various major corporations and financial institutions of high credit standing. The Company believes the financial risks associated with these financial instruments are minimal. For the year ended December 31, 2002, no customer accounted for more than 10% of total sales. For the year ended December 31, 2001, one customer accounted for

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15% of total sales. For the year ended December 31, 2000, no customer accounted for more than 10% of total sales. The Company extends reasonably short collection terms but does not require collateral. The Company provides reserves for potential credit losses but has not experienced significant losses to date.

The Company’s da Vinci Surgical System, related instruments and accessories and service have accounted for all of the Company’s sales for the years ended December 31, 2002, 2001 and 2000. Purchases of key parts and components used to manufacture our products are from limited supply sources. The inability of any of these suppliers to fulfill our supply requirements may negatively impact future operating results.

INVENTORY

Inventory is stated at the lower of cost or market value. Cost is computed using standard costs, which approximates actual cost on a first-in, first-out basis.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Useful Lives
Lab and manufacturing equipment	5 years
Other equipment	3 or 5 years
Leasehold improvements	Lesser of useful life or term of lease

INTANGIBLE AND OTHER ASSETS

Purchased intangible assets represent patents which are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful life of six years. At December 31, 2002 gross intangible assets totaled $4.7 million and related accumulated amortization was $2.1 million. At December 31, 2001, gross intangible assets totaled $4.7 million and related accumulated amortization was $1.4 million.

IMPAIRMENT OF LONG-LIVED ASSETS

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets and supersedes SFAS 121. The Company adopted SFAS No. 144 as of January 1, 2002, without a significant impact on its financial position or results of operations.

Reviews are performed when facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable or the useful life is shorter than originally estimated. If indicators exist, the Company assesses the recoverability of its assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

SOFTWARE DEVELOPMENT COSTS

The Company accounts for its software costs in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Software development costs are included in research and development and are generally expensed as incurred.

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The time periods involved and costs incurred between achieving technological feasibility and the general availability of our software enhancements are insignificant. Production and distribution costs are also minimal. Accordingly, the Company has not capitalized any software development costs to date.

PRODUCT WARRANTY PROVISIONS

The Company’s standard policy is to warrant all shipped systems against defects in design, materials and workmanship by replacing failed parts during the first year of ownership. The Company’s estimate of costs to service the warranty obligations is based on historical experience and current product performance trends. These costs are included in cost of goods sold at the time revenue is recognized. The warranty provision is reduced by material and labor costs used for replacement activities over the warranty period. A review of the obligations is performed regularly to determine the adequacy of the reserve. Based on the outcome of this review, revisions to the estimated warranty liability are recorded as appropriate.

The following table reconciles the changes to the product warranty liability for the periods indicated (in thousands):

	BALANCE AT BEGINNING OF YEAR	WARRANTY USAGE	WARRANTIES EXPENSED	BALANCE AT END OF YEAR
Year ended December 31, 2002	$1,831	$(1,631)	$2,069	$2,269

OTHER FINANCIAL INSTRUMENTS

On a limited basis, the Company uses forward foreign exchange contracts to reduce a portion of its exposure to foreign currency risk from operational and balance sheet exposures resulting from changes in foreign currency exchange rates. These contracts are typically short-term in nature (i.e. less than 6 months). Such exposures result from sales denominated in foreign currencies. The Company has not designated any of its forward foreign exchange contracts for hedge accounting under FAS 133. The forward contracts, which have only nominal intrinsic value at the time of purchase, are denominated in the same foreign currency in which the sales are denominated. The gains and losses on these forward contracts as well as the offsetting losses and gains on the hedged receivables are recognized depending on whether the derivative instrument is designated and qualifies as part of a hedging relationship and, if so, the nature of the hedging activity. During the years ended December 31, 2002 and 2001, the Company did not designate and qualify any forward contracts as part of a hedging relationship. Accordingly, changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of a particular hedge, are recognized currently in earnings. All derivative instruments are recorded as either current assets or accrued liabilities in the balance sheet at fair value.

The Company does not use derivative financial instruments for speculative trading purposes, nor does it hold or issue leveraged derivative financial instruments. The Company has not entered into any forward contracts since July 2002 and as of December 31, 2002 and 2001, the Company had no outstanding derivative instruments. For the years ended December 2002, 2001 and 2000, sales denominated in foreign currencies were 8%, 10% and 26%, respectively, of total sales. Of the sales denominated in foreign currencies in 2002, 2001 and 2000, the Company entered into forward foreign exchange contracts for 31%, 40% and 28%, respectively.

RESEARCH AND DEVELOPMENT

Research and development costs, which include clinical and regulatory costs, are expensed to operations as incurred in accordance with Statement of Financial Accounting Standards No. 2, “Accounting for Research and Development Costs.”

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates.

STOCK-BASED COMPENSATION

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”) as of December 31, 2002. In accordance with the provisions of SFAS 123 and 148, the Company applies the intrinsic value method prescribed by APB Opinion 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock option grants to employees and directors with an exercise price equal to or in excess of the fair value of the shares at the date of grant. The Company accounts for stock awards granted to non-employees in accordance with SFAS 123 and related interpretations. Additional information regarding stock-based compensation is included in Note 9, Stockholders’ Equity.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share amounts):

	RESTATED YEAR ENDED DECEMBER 31,
	2002	2001	2000
Net loss, as reported	$(18,421)	$(16,700)	$(18,523)
Add: Total stock-based employee compensation expense included in reported net loss, net of related tax effect	663	1,597	2,523
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(7,197)	$(5,144)	$(2,800)

Pro forma net loss	$(24,955)	$(20,247)	$(18,800)

Earnings per share:
Basic and diluted—as reported	$(0.51)	$(0.47)	$(0.78)
Basic and diluted—pro forma	$(0.68)	$(0.57)	$(0.79)

The pro forma net loss and basic and diluted pro forma earnings per share information for the year ended December 31, 2002 in the table above have been restated to reflect the correction of a clerical error. The restatement increased pro forma net loss by approximately $5.0 million, and increased the pro forma basic and diluted net loss per share by $0.13.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectibility is reasonably assured.

In certain cases, revenue from direct system sales is generated from multiple element arrangements which require judgment in the areas of customer acceptance, training, installation and collectibility. The Company accounts for multiple element arrangements in accordance with the provisions of SAB 101. Revenue is

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognized as specific elements indicated in sales contracts are executed. If an element is essential to the functionality of an arrangement, the entire arrangement’s revenue is deferred until that essential element is delivered. The fair value of each undelivered element that is not essential to the functionality of the system is deferred until performance or delivery occurs. The fair value of an undelivered element is based upon an estimate made by management. If an undelivered element exists, the Company will determine the fair value of the undelivered element and subtract the fair value of the undelivered element from the total consideration under the arrangement. The residual amount is recognized as the Company’s estimate of the fair value of the delivered element. Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet. Costs associated with inconsequential or perfunctory elements in multiple element arrangements are accrued at the time of revenue recognition. The Company accounts for installation as a separate element of a multiple element arrangement. The Company therefore recognizes the fair value of installation services upon the completion of installation.

The Company’s distributors do not have price protection rights. One of the Company’s distributors has a right of return under limited circumstances. Such rights are accounted for under the provisions of SFAS No. 48. To date, the Company has not had any system sales returns.

Revenue from sales of instruments and accessories is recognized upon shipment. Revenue related to future commitments under service contracts is deferred and recognized ratably over the service period. All costs associated with the provision of service and maintenance, including salaries, benefits, travel, spare parts and equipment, are recognized in costs of sales as incurred. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets.

The Company’s da Vinci Surgical System contains a software component. The Company believes that the software element in the Company’s da Vinci Surgical System is an incidental part of the system. The software element within the Company’s product is not sold or marketed separately to customers and the software does not operate independently of the surgical system. Furthermore, the software development effort does not require a significant cost to the Company relative to the overall development cost of the product. As such, the software the Company provides is incidental to the surgical system as a whole and the software revenue guidance provided in SOP 97-2 is not applicable to the Company’s revenues.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2002, 2001, and 2000, were $1.3 million, $1.5 million and $1.1 million, respectively.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are incurred by the Company and are recorded as cost of goods sold in the income statement.

SEGMENT DISCLOSURES

The Company operates in one segment, the development and marketing of products designed to provide the flexibility of open surgery while operating through ports. For the year ended December 31, 2002, U.S. and international sales accounted for 83% and 17% of total sales, respectively. For the year ended December 31, 2001, U.S. and international sales accounted for 69% and 31% of total sales, respectively. For the year ended December 31, 2000, U.S. and international sales accounted for 68% and 32% of total sales, respectively. Sales in the U.S. included sales to the Company’s Japanese distributor’s U.S. subsidiary, which represented 1%, 3%, and 4% of total sales for the years ended December 31, 2002, 2001, and 2000, respectively.

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

RECLASSIFICATIONS

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS 141, “Business Combinations” and Statement of Financial Accounting Standards, or SFAS 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that the use of the pooling-of-interest method is no longer allowed. Under SFAS 142 goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to an annual impairment test in accordance with the new standards. Other intangible assets will continue to be amortized over their respective useful lives. The Company adopted SFAS 141 and SFAS 142 as of January 1, 2002. The adoption of SFAS 141 and SFAS 142 has not had a significant impact on our financial position or results of operations. We will apply the provisions of SFAS 141 and 142 to the acquisition of Computer Motion when the merger is completed.

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets and supersedes SFAS 121. The Company adopted SFAS No. 144 as of January 1, 2002, without a significant impact on its financial position or results of operations.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company will apply SFAS 146 prospectively to activities initiated after December 31, 2002.

In June 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123,” effective for the fiscal years beginning after December 15, 2002. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to follow the intrinsic value method prescribed by APB 25 in accounting for stock options, recognizing no compensation expense for options granted at or above market price. The company expects to begin interim reporting requirements for stock based compensation in 2003. The Company adopted the provisions of SFAS 148 effective for the fiscal year ended December 31, 2002 and has complied with the amended disclosure requirements.

In November 2002, the FASB issued Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Our adoption of FIN 45 did not have a material impact on our results of operations and financial position.

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect that the adoption of FIN 46 will have a significant impact on its financial position or results of operations.

In October 2002, the Emerging Issues Task Force reached consensus on issue 00-21, or EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” The principles and application guidance of EITF 00-21 should be used to determine (a) how the arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has not completed it’s evaluation of the impact of the adoption of EITF 00-21 on its results of operations or financial position.

2.    NET LOSS PER SHARE

The following table presents the computation of basic and diluted net loss per share (in thousands):

	YEAR ENDED DECEMBER 31,
	2002	2001	2000
Numerator used for basic and diluted net loss per common share	$(18,421)	$(16,700)	$(18,523)

Denominator used for basic and diluted net loss per common share:
Weighted-average shares outstanding	36,483	35,991	24,686
Less weighted-average shares subject to repurchase	(25)	(176)	(890)

Weighted-average shares used in computing basic and diluted net loss per common share	36,458	35,815	23,796

Basic and diluted net loss per common share	$(0.51)	$(0.47)	(0.78)

Potentially dilutive securities excluded from diluted net loss per share computation because they are anti-dilutive	4,925	3,432	2,381

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    AVAILABLE-FOR-SALE SECURITIES

The following table summarizes available-for-sale securities included in cash and cash equivalents and short-term investments as of the respective dates (in thousands):

	DECEMBER 31, 2002				DECEMBER 31, 2001
	AMORTIZED COST	UNREALIZED		FAIR VALUE	AMORTIZED COST	UNREALIZED		FAIR VALUE
		GAINS	LOSSES			GAINS	LOSSES
U.S. corporate debt	$20,534	$1,421	$—	$21,955	$34,894	$562	$(6)	$35,450
U.S. government debt	11,075	202	—	11,277	9,553	76	(5)	9,624
Municipal debt	4,350	—	—	4,350	5,500	—	—	5,500
Commercial paper	4,250	—	—	4,250	—	—	—	—
Other debt securities	—	—	—	—	5,600	—	—	5,600

	$40,209	$1,623	$—	$41,832	$55,547	$638	$(11)	$56,174

Reported as:
Cash equivalents	$8,600	$—	$—	$8,600	$—	$—	$—	$—
Short-term investments	31,609	1,623	—	33,232	55,547	638	(11)	56,174

	$40,209	$1,623	$—	$41,832	$55,547	$638	$(11)	$56,174

The Company views its available-for-sale portfolio as available for use in its current operations. The following is a summary of the cost and estimated fair value of available-for-sale securities at December 31, 2002, by maturity date:

	2002
	AMORTIZED COST	FAIR VALUE
Mature in less than 1 year	$11,608	$11,612
Mature in one to five years	28,601	30,220

Total	$40,209	$41,832

Realized gains on available-for-sale securities were $39,000, $59,000, and $112,000 for the years ended December 31, 2002, 2001, and 2000, respectively. There were no realized losses on available-for-sale securities for the years ended December 31, 2002, 2001, and 2000.

4.    INVENTORIES

Inventories consist of the following (in thousands):

	DECEMBER 31,
	2002	2001
Raw materials	$3,420	$3,577
Work-in-process	780	1,330
Finished goods	4,538	1,275

Total	$8,738	$6,182

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	DECEMBER 31,
	2002	2001
Computer equipment	$3,745	$3,569
Laboratory and manufacturing equipment	6,520	4,158
Office furniture and equipment	1,265	1,046
Leasehold improvements	2,562	2,532
Software	4,810	3,896

	18,902	15,201
Less accumulated depreciation and amortization	(8,514)	(7,367)

Property and equipment, net	$10,388	$7,834

6.    EMPLOYEE BENEFIT PLAN

Effective May 1, 1996, the Company established a defined contribution retirement plan (the “Plan”). All U.S. employees who are at least 21 years of age are eligible to participate. Contributions of up to 15% of compensation may be made by employees to the Plan through salary withholdings. Employer contributions are made solely at the Company’s discretion. No employer contributions were made to the Plan for the years ended December 31, 2002, 2001, and 2000.

7.    COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

We leased office space in Mountain View, California. The lease expired in February 2002 and was not renewed.

The Company entered into a lease arrangement for office space in Sunnyvale, California effective January 2002. The Company is required to lease an additional 22,000 square feet starting in January 2004. The lease expires April 30, 2007. The lease includes a renewal option for one additional five-year term.

Future minimum lease commitments under the Company’s operating lease as of December 31, 2002 are as follows and include an annual rent increase of 3% (in thousands):

2003	$1,881
2004	2,681
2005	2,761
2006	2,844
2007	976
Thereafter	—

Total	$11,143

Rent expense was approximately $2.5 million, $936,000, and $884,000 for the years ended December 31, 2002, 2001, and 2000, respectively. Rental income from a sublease was approximately $175,000 for the year ended December 31, 2000. This sublease agreement expired in July 2000.

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONTINGENCIES

The Company entered into an arrangement with IBM in December 1997 which provides for two payments of $1.0 million each upon the Company achieving revenue milestones, as defined, of $25.0 million and $50.0 million, respectively. Each $1.0 million payment is due and payable after the end of the fiscal year in which the cumulative total of all sales of products and services in that year meet the revenue milestone. The Company reached the $25.0 million revenue milestone in 2000 and as of December 31, 2000 had accrued a $1.0 million royalty obligation. The Company reached the $50.0 million revenue milestone in 2001 and as of December 31, 2001 had accrued a $1.0 million royalty obligation. Other than described, no further payments are due under the IBM arrangement. The license agreement covers a number of technologies related to the application of computers and robotics to surgery. Under the terms of this agreement, the Company has an exclusive, worldwide, royalty-free license to a number of IBM patents and patent applications in the field of surgery performed on animals and humans. The Company also has a non-exclusive license from IBM to practice in the areas of neurology, ophthalmology, orthopedics and biopsies.

On May 10, 2000, Computer Motion filed a lawsuit in United States District Court for the Central District of California (Case No. CV00-4988 CBM) alleging that by making, using, selling or offering for sale our da Vinci Surgical System, we are infringing United States Patent Numbers 5,524,180, 5,762,458, 5,815,640, 5,855,583, 5,878,193, 5,907,664 and 6,001,108 in willful disregard of Computer Motion’s patent rights. On June 1, 2000, Computer Motion amended its lawsuit to allege that we also infringe U.S. Patent Number 6,063,095. In late 2000, Computer Motion alleged our infringement of a ninth patent, and added U.S. Patent Number 6,102,850 to the litigation. Computer Motion subsequently added U.S. Patent No. 6,244,809 to the litigation, alleging that we also infringe that tenth patent. These ten patents concern various methods and devices for conducting various aspects of robotic surgery. Of those ten patents, three are no longer part of the suit. After Computer Motion lost all of its rights to its 5,855,583 and 5,878,193 patents as a result of the Company’s successful Patent Office interference proceedings (which Computer Motion has sought to challenge by separate district court appeal), Computer Motion voluntarily dismissed those patents from suit. In addition, in November 2002, the Court granted the Company’s motion for summary judgment of noninfringement of the 6,102,850 patent. In February 2003, the Court denied the Company’s motion for summary judgment of noninfringement of the 6,244,809 patent and granted Computer Motion’s cross-motion for partial summary judgment of literal infringement of one claim of that patent. The Company subsequently requested that the Court reconsider that decision because of perceived flaws in the Court’s approach to the issue of infringement on summary judgment. Regardless of what happens on reconsideration, the Company will continue to defend the 809 patent on invalidity, based on the earlier robotic surgery work of SRI and others. The Company still has pending motions for summary judgment of noninfringement on two more of Computer Motion’s seven remaining patents-in-suit, numbers 5,907,664 and 6,001,108. At the Court’s request, the Company will not file further motions for summary judgment until the remaining pending motions are decided. In late January 2003, after close of fact discovery, Computer Motion asserted between 26 and 35 new claims of its seven remaining patents-in-suit and new theories of infringement. The Company has moved to strike those new assertions as inappropriate at this late stage. Trial had been calendared for April 29, 2003.

The Computer Motion action seeks damages based upon the making, using, selling and offering for sale of the Company’s products and processes, and seeks to enjoin our continued activities relating to these products. In the event the stay is lifted, this action will subject the Company to potential liability for damages, including treble damages, and could require the Company to cease making, using or selling the affected products, or to obtain a license in order to continue to manufacture, use or sell the affected products. While the Company continues to believe it has multiple meritorious defenses to each patent asserted in this action, in the event that the stay is lifted the Company cannot assure you that it ultimately will prevail on any issue in the litigation or that it will be able to successfully defend Computer Motion’s charges, nor can the Company provide assurance that any license

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

required would be made available on commercially acceptable terms, if at all. Failure to successfully defend against the Computer Motion action could harm our business, financial condition and operating results. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of this matter at this time and, therefore, cannot estimate the range of possible loss.

On December 7 and 8, 2000, the U.S. Patent Office formally declared three interference proceedings between a single SRI patent application licensed to the Company and three of Computer Motion’s patents: Nos. 5,855,583, 5,878,193, and 5,907,664. An interference is a proceeding within the U.S. Patent Office to resolve questions regarding the patentability of inventions and who first invented subject matter claimed by two or more patents or patent applications. The Patent Office entered final judgment in each interference proceeding. In the interference involving the 5,878,193 patent, the PTO entered final judgment in the Company’s favor. Subject to review by or appeal to a federal court, which could reverse or modify any or all of the following, this judgment establishes that the disputed invention of, generally speaking, image-based control of robotic surgical instruments is prior art to all of Computer Motion’s remaining patents, that the Company is entitled to patent that invention for itself, and that Computer Motion is no longer entitled to any of the three claims of the 5,878,193 patent. In the interference involving the 5,855,583 patent, the PTO again entered final judgment in the Company’s favor. Subject to review by or appeal to a federal court, which could reverse or modify any or all of the following, this judgment establishes that the disputed invention of, generally speaking, proportional movement of articulating robotic surgical instruments is prior art to all of Computer Motion’s remaining patents, that Intuitive is entitled to patent that invention for itself, and that Computer Motion is no longer entitled to any of the 15 claims of the 5,855,583 patent. In the interference involving the 5,907,664 patent, the PTO entered final judgment against us, deciding that the Company’s patent claim is unpatentable for noncompliance with the “written description” requirement of Title 35 of the U.S. Code. The PTO declined to decide our motion challenging the validity of certain claims of the ‘664 patent, leaving that issue in question. This 5,907,664 patent was the subject of our first motion for summary judgment of noninfringement mentioned in the previous paragraph, which motion still has not been decided. In July 2002, Computer Motion filed suit against us in the U.S. District Court for the Central District of California to challenge the PTO’s two interference judgments in our favor. That suit is pending.

In September 2000, the Company filed a Notice of Opposition in the European Patent Office (“EPO”) challenging European Patent No. 653,922, which was issued to Computer Motion in 1999 and is related to several of the patents now involved in the U.S. litigation and the interference proceedings. An opposition proceeding allows the EPO to determine whether the challenged patent should be revoked in its entirety, should be amended, or should remain unaltered. In its Notice of Opposition, the Company cited numerous prior art references not cited to the EPO during the ‘922 patent’s original prosecution. An initial ruling in March 2002 indicated that the EPO was not then inclined to alter the `922 patent in any way. However, during a hearing held in Germany on July 2, 2002, the EPO sanctioned Computer Motion for its “abuse” of the opposition process. As a result of Computer Motion’s actions, the preliminary EPO decision is mooted, both sides will now provide further written briefing and evidence on the substantive issues, and another hearing is anticipated for sometime later in 2003.

On March 30, 2001, the Company and International Business Machines Corporation (“IBM”) jointly filed suit against Computer Motion in the U.S. District Court for the District of Delaware. The complaint alleges that by continuing to make, use, sell, and offer for sale its AESOP and ZEUS voice-controlled products, Computer Motion willfully infringes U.S. Patent No. 6,201,984. The complaint also impacted the HERMES product to the extent it interfaced with either the AESOP or ZEUS. The `984 patent, which concerns various aspects of voice control of surgical instruments, issued to IBM in early March 2001 and is exclusively licensed to the Company. The `984 patent predates by several years Computer Motion’s development of voice-controlled surgical robots. Trial was held in August 2002. After evidence and argument was presented, the seven-member Delaware jury

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

returned a unanimous verdict in the Company’s favor, finding that Computer Motion had failed to prove any claim of the `984 patent invalid and awarding us $4.4 million for damage caused by Computer Motion’s sales of its infringing AESOP and ZEUS products. In December 2002, the Court rejected Computer Motion’s final “prosecution laches” defense as inapplicable to the circumstances presented by the Company’s patent. The suit is in the post-trial briefing phase. Computer Motion has filed three motions seeking to set aside the jury’s verdict, to reduce the damages awarded, and for a new trial on one or more issues. Intuitive has filed its request for a permanent injunction against further infringing sales of Computer Motion’s AESOP and ZEUS products. In February 2003, the Court indicated that it would first address Computer Motion’s post-trial requests before deciding the Company’s request for a permanent injunction against Computer Motion.

On September 1, 2000, Brookhill-Wilk 1, LLC (“Wilk”) filed a lawsuit in the United States District Court for the Southern District of New York (Case No. 00 Civ. 6599 (NRB)) alleging that by making, using, selling or offering for sale our da Vinci Surgical System, the Company is infringing U.S. Patent Nos. 5,217,003 and 5,368,015 in willful disregard of Wilk’s patent rights. These patents concern methods and devices for “remote” surgery. In March 2001, Wilk withdrew its assertion of the ‘015 patent against Intuitive, leaving only the ‘003 patent at issue in the suit. In November 2001, the District Court granted summary judgment of noninfringement of the `003 patent in the Company’s favor and dismissed Wilk’s complaint in its entirety. Wilk appealed the summary judgment ruling to the U.S. Court of Appeals for the Federal Circuit. A decision on the substantive issue on appeal is expected sometime in the next year. The Company believes the appellate court will uphold the summary judgment of noninfringement. If the Company loses the appeal, the case will return for further proceedings in the District Court. The Company believes that it will prevail in Wilk’s suit and that it has multiple meritorious defenses to Wilk’s assertion of its ‘003 patent. However, litigation is unpredictable and we may not prevail with any of our defenses or on appeal. If the Company ultimately loses Wilk’s suit, however, it will hurt our competitive position, may be costly to us and may prevent the Company from selling its products. In addition, we may need to obtain from Wilk a license to this technology if we are to continue to market our products that have been found to infringe Wilk’s patents. This license could be expensive, which could seriously harm our business. If Wilk is successful in its suit against us and is unwilling to grant us a license, we may be required to stop selling our products that are found to infringe Wilk’s patents unless we can redesign them so they do not infringe Wilk’s patents, which we may be unable to do. In addition, we could be required to pay Wilk damages, including treble damages, which could be substantial and harm our financial position. The Company cannot accurately predict the ultimate outcome of the litigation with Brookhill-Wilk 1 LLC and, therefore, cannot estimate the range of possible loss.

In September 2002, the Company discovered that one of its employees had purchased approximately $900,000 in administrative supplies without the authorization or knowledge of the company’s management. This matter was investigated by law enforcement authorities and company advisors. The Company has since terminated this employee and has taken actions intended to insure that no similar incidents can occur in the future, including by implementing additional controls relating to its cash disbursement process. In addition, the Company seeking to recover the loss. The Company has filed a claim with its insurance carrier and has filed suit against the sellers of the administrative supplies in December 2002. The complaint alleged that each of the defendants has (i) violated various sections of the Racketeer Influenced and Corrupt Organizations (“RICO”) Act through their extortion, coercion, intimidation, fraud, bribery and racketeering activity in connection with the Unauthorized Purchase of Office Supplies, and (ii) committed unlawful business acts and practices in violation of Cal. Bus. & Prof. Code Section 17200 et seq. The Company’s suit seeks to recover actual and treble damages, costs and attorney fees for the damage caused by each of defendants through their illegal conduct. In January 2003, the company amended its complaint to allege that each defendant further unlawfully offered prizes and gifts in violation of Cal. Bus. & Prof. Code Section 17537 and unlawfully failed to advertise limitations on the quantity of its sales in violation of Cal. Bus. & Prof. Code Section 17500.5. The amended complaint reiterates the

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s claim to recover actual and treble damages, costs and attorney fees. This suit is in its early stages and, as of March 21, 2003, none of the defendants have yet answered either complaint.

The Company is subject to legal proceedings and claims that arise in the normal course of its business. The Company cannot assure that we will prevail in these matters nor can we assure that any remedy could be reached on commercially viable terms, if at all. Due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of these matters at this time and, therefore, cannot estimate the range of possible loss.

8.    NOTES PAYABLE

Notes payable consists of the following (in thousands):

	DECEMBER 31,
	2002	2001
Note payable, due in monthly installments through June 1, 2002 Interest rate of 9.0% at December 31, 2002	$—	$264
Note payable, due in monthly installments through June 1, 2002 Interest rate of 9.0% at December 31, 2002	—	264
Note payable, due in monthly installments through June 1, 2002 Interest rate of 9.9% at December 31, 2002	—	280
Note payable, due in monthly installments through October 1, 2002 Interest rate of 10.2% at December 31, 2002	—	154
Note payable, due in monthly installments through April 1, 2003 Interest rate of LIBOR plus 3.75% which is 5.43% at December 31, 2002	42	222
Note payable, due in monthly installments through January 1, 2004 Interest rate of 9.0% at December 31, 2002	393	723
Note payable, due in monthly installments through August 1, 2004 Interest rate of 8.5% at December 31, 2002	323	495
Note payable, due in monthly installments through April 1, 2005 Interest rate of 8.6% at December 31, 2002	759	—
Note payable, due in monthly installments through September 1, 2005 Interest rate of 7.3% at December 31, 2002	1,275	—
Note payable, due in monthly installments through November 30, 2005 Interest rate of 6.9% at December 31, 2002	557	—

	3,349	2,402
Less current portion	(1,511)	(1,631)

	$1,838	$771

Notes payable are collateralized by fixed assets specified under each agreement. Assets collateralized under these agreements total $4.7 million and $7.2 million at December 31, 2002 and 2001, respectively. Certain of the notes payable contain covenants pertaining to results of operations and certain other financial ratios. As of December 31, 2002, the Company is in compliance with all covenants. Principal maturities of notes payable at December 31, 2002 are as follows: 2003—$1.51 million; 2004—$1.16 million; and 2005—$679,000. The weighted average borrowing rate was 7.8% as of December 31, 2002 and 8.7% as of December 31, 2001.

The fair value of notes payable is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their respective fair values as of December 31, 2002 and 2001.

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    STOCKHOLDERS’ EQUITY

CONVERTIBLE PREFERRED STOCK

During the first quarter of the year ended December 31, 2000, the Company issued 3,593,875 shares of Series F convertible preferred stock, upon exercise of warrants at a weighted-average exercise price of $9.84 per share, for net proceeds of $34.8 million.

Each share of Series A, B, C, D and E convertible preferred stock then outstanding was converted automatically upon the closing of the Company’s initial public offering on a one-for-one basis into 19,134,375 shares of common stock. Each share of Series F convertible preferred stock was converted on a 1.02363638 basis into 3,678,798 shares of common stock.

On June 13, 2000, as part of the initial public offering of the Company’s common stock, we issued 5,000,000 shares of its common stock at an offering price of $9.00 per share. On July 13, 2000, the underwriters exercised in full their over-allotment option to purchase an additional 750,000 shares at $9.00 per share. Cash proceeds from the sale of the 5,750,000 shares of common stock, net of underwriters’ discount and offering expenses, totaled approximately $46.8 million.

COMMON STOCK

The Company has reserved the following shares of common stock for the exercise of warrants and the issuance of options and rights granted under the Company’s stock option plans as follows:

	DECEMBER 31,
	2002	2001
Warrants	5,081	5,081
Stock option plans	12,014,051	10,230,024

	12,019,132	10,235,105

The Company has previously issued shares of common stock, which are subject to the Company’s right to repurchase at the original issuance price upon the occurrence of certain events as defined in the agreements relating to the sale of such stock. As of December 31, 2002, 2001, and 2000 shares subject to repurchase were 15,875, 34,561 and 409,612, respectively.

WARRANTS

In April 1997, in connection with one of the notes payable discussed in Note 8, the Company issued a warrant to purchase 11,000 shares of common stock at an exercise price of $5.00 per share. In August 2000, this warrant was exercised under a net exercise provision resulting in the issuance of 7,774 shares of common stock.

In conjunction with the issuance of Series E convertible preferred stock, the Company issued to each purchaser a warrant to purchase shares in Series F convertible preferred stock at a price initially equal to $8.00 per preferred share. Warrants to purchase 5,096,875 shares of Series F convertible preferred stock were issued. The exercise price increased on every subsequent one-month anniversary of the issuance date by $0.1667 per month up to a maximum exercise price of $10.00 per preferred share. During the year ended December 31, 2000, warrants to purchase 3,593,875 shares of Series F convertible preferred stock were exercised at a weighted-average exercise price of $9.84 per share for net proceeds of $34.8 million. The unexercised warrants expired in March 2000.

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2000, the Company issued a warrant to purchase 5,081 shares of common stock at an exercise price of $9.00 per share to one company. The warrant, which was fully vested and immediately exercisable, expires in June 2010. The value of the warrant was estimated using the Black-Scholes option pricing model and was determined to be immaterial.

In April 2000, the Company entered into an agreement with Heartport, Inc. to exclusively license a number of Heartport’s patents in exchange for cash of $3.0 million and a warrant to purchase 200,000 shares of common stock at an exercise price of $3.00 per share. In accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services,” the value of the warrant was estimated using the Black-Scholes option pricing model with the following assumptions: stock price on the date of grant of $9.90 per share, risk-free interest rate of 6.5%, contractual life of 5 years, volatility of 0.75 and no dividend yield, resulting in a value of $1.7 million. As a result of this agreement, the Company capitalized approximately $4.7 million as intangible and other assets, which will be amortized over the estimated useful life of the patents which is approximately six years. The warrant, which was fully vested and immediately exercisable was exercised by Heartport, Inc. in June 2001.

STOCK OPTION PLANS

In January 1996, the Board of Directors adopted, and the stockholders approved, the 1996 Equity Incentive Plan (the “1996 Plan”) under which employees, consultants and directors may be granted Incentive Stock Options (“ISOs”) and Nonstatutory Stock Options (“NSOs”) to purchase shares of the company’s common stock. The 1996 Plan permits ISOs to be granted at an exercise price not less than the fair value on the date of grant and NSOs at an exercise price not less than 85% of the fair value on the date of grant. Options granted under the 1996 Plan generally expire 10 years from the date of grant and become exercisable upon grant subject to repurchase rights in favor of the Company until vested. Options generally vest 12.5% upon completion of 6 months service and 1/48 per month thereafter; however, options may be granted with different vesting terms as determined by the Board of Directors. A total of 4,840,000 shares of common stock have been authorized for issuance pursuant to the 1996 Plan as of December 31, 2002.

In March 2000, the Board of Directors adopted the 2000 Equity Incentive Plan, which took effect upon the closing of the Company’s initial public offering. The Company has reserved an additional 5,160,000 shares under this plan. This plan is an amendment and restatement of the 1996 Plan. Also in March 2000, the Board of Directors adopted the 2000 Non-Employee Directors’ Stock Option Plan and the 2000 Employee Stock Purchase Plan. The Company has reserved 300,000 and 1,000,000 shares for the issuances under these plans, respectively. These plans were also effective upon the closing of the Company’s initial public offering. Each of these plans contains an evergreen provision whereas the authorized shares are automatically increased concurrent with the Company’s annual meeting of shareholders. In May 2002, the Company reserved an additional 1,964,750 shares for the 2000 Equity Incentive Plan, 109,125 shares for the 2000 Non-Employee Directors’ Stock Option Plan and 204,364 shares for the 2000 Employee Stock Purchase Plan. In May 2001, the Company reserved an additional 1,986,600 shares for the 2000 Equity Incentive Plan, 107,487 shares for the 2000 Non-Employee Directors’ Stock Option Plan and 179,145 shares for the 2000 Employee Stock Purchase Plan.

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Option activity under the 1996 and 2000 Plans was as follows:

	2002		2001		2000
	NUMBER OF SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1	3,392,584	$5.85	1,766,756	$3.27	1,466,725	$1.90
Options granted	2,001,000	9.03	2,146,251	7.55	823,600	4.94
Options exercised	(234,159)	2.64	(188,915)	2.19	(459,996)	1.98
Options canceled	(255,265)	8.55	(331,508)	5.06	(63,573)	2.69

Outstanding at December 31	4,904,160	7.24	3,392,584	5.85	1,766,756	3.27

Exercisable at December 31	2,267,406	$5.81	1,604,426	$3.65	1,517,923	$2.31

Additional information concerning options outstanding at December 31, 2002 is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICES	NUMBER OF SHARES	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$0.50 - 0.50	180,500	4.40	$0.50	180,500	$0.50
1.50 - 1.50	62,500	4.70	1.50	62,500	1.50
3.00 - 4.47	709,842	6.20	3.02	699,981	3.01
5.15 - 7.61	1,658,587	8.10	7.09	721,982	7.12
7.74 - 11.17	2,201,999	8.90	9.16	556,102	9.16
13.56 - 16.13	90,732	7.90	14.03	46,341	14.09

$0.50 - 16.13	4,904,160	8.00	$7.24	2,267,406	$5.81

Under the 1996 and 2000 Plans, the Company may also grant rights to purchase restricted stock. Terms and conditions of these rights are determined by the Board of Directors. However, no right shall be granted at an exercise price which is less than 85% of the fair value of the Company’s common stock on the date of grant. Exercise of these share purchase rights are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions give the Company the right to repurchase the shares at the original purchase price of the stock. The right expires at a rate determined by the Board of Directors, generally at a rate of 12.5% after 6 months and 1/48 per month thereafter. For the years ended December 31, 2002, 2001, and 2000, the Company repurchased 421, 22,171, and 36,969 shares under the 2000 Plan.

As of December 31, 2002, 2001, and 2000, 7,109,891, 6,837,440, and 5,263,970 shares were available for future grant under the 1996 and 2000 Plans.

For the years ended December 31, 2002, 2001, and 2000, the Company recorded deferred stock compensation of zero, zero, and $4.1 million, respectively, representing the difference between the exercise price and the fair value for accounting purposes of the Company’s common stock on the date such options were granted. For the years ended December 31, 2002, 2001, and 2000, the Company recorded amortization of deferred stock compensation of $663,000, $1.6 million, and $2.5 million, respectively. As of December 31, 2002 and 2001, the Company had $223,000 and $886,000 of remaining unamortized deferred compensation, respectively. Such amount is included as a reduction of stockholders’ equity and is being amortized over the

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

vesting period of the underlying options using the graded-vesting method. Future amortization of deferred compensation at December 31, 2002 is $223,000. The deferred compensation will be fully amortized in the first half of 2003.

STOCK-BASED COMPENSATION

Pro forma information regarding net loss is required by SFAS No. 123 as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

The weighted-average estimated fair value of these options during fiscal 2002, 2001, and 2000 was $5.50, $3.40, and $1.07 per share, respectively. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions:

	YEAR ENDED DECEMBER 31,
	2002	2001	2000
Expected life (in years)	4.0	6.3	4.0
Risk-free interest rate	3.9%	4.4%	5.9%
Volatility	0.80	0.96	0.85
Dividend yield	—	—	—

The Company has elected to follow APB 25 in accounting for employee stock options. Under APB 25, the Company recognizes no compensation expense in its financial statements except in connection with the grant of restricted stock for nominal consideration and unless the exercise price of employee stock options is less than the market price of the underlying stock on the grant date.

10.    INCOME TAXES

There is no provision for income taxes because the Company has incurred operating losses.

Deferred income taxes reflect tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	AS OF DECEMBER 31,
	2002	2001
Net operating loss carryforward	$32,710	$25,800
Research credits	5,970	4,460
Expenses deductible in later years for tax purposes	12,770	12,120
Deferred revenue	1,940	1,520

Total deferred tax assets	53,390	43,900
Valuation allowance for deferred tax assets	(53,390)	(43,900)

Net deferred tax assets	$—	$—

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realization of deferred tax assets is dependent upon future earnings; the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $9.5 million and $7.8 million during the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002, the Company had net operating loss carryforwards for federal tax purposes of approximately $92.0 million which expire in the years 2011 through 2022 and federal research and development tax credits of approximately $3.5 million which expire in the years 2012 through 2022. State loss carryforwards of approximately $26.0 million begin expiring in 2005. Utilization of the Company’s net operating loss may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization.

11.    OTHER COMPREHENSIVE INCOME (LOSS)

At December 31, the components of accumulated other comprehensive income, net of related taxes, are comprised of the following (in thousands):

	2002	2001
Unrealized gain on available-for-sale securities	$1,623	$627
Foreign currency translation adjustments	15	(76)

Accumulated other comprehensive income	$1,638	$551

12.    SELECTED QUARTERLY DATA (UNAUDITED)

	2002
	Q1	Q2	Q3	Q4
	(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales	$14,409	$19,387	$17,081	$21,145
Gross profit	6,902	10,162	8,741	11,633
Operating expenses	13,017	14,429	15,583	14,628

Operating loss	(6,115)	(4,267)	(6,842)	(2,995)
Other income(expense)	498	527	378	395

Net loss	(5,617)	(3,740)	(6,464)	(2,600)
Net loss per share	$(0.15)	$(0.10)	$(0.18)	$(0.07)
Shares used in calculation of net loss per share	36,308	36,383	36,499	36,641

	2001
	Q1	Q2	Q3	Q4
	(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales	$12,079	$12,720	$10,861	$16,013
Gross profit	5,516	6,061	5,111	6,767
Operating expenses	10,066	11,002	10,945	11,825

Operating loss	(4,550)	(4,941)	(5,834)	(5,058)
Other income(expense)	1,143	697	1,036	807

Net loss	(3,407)	(4,244)	(4,798)	(4,251)
Net loss per share	$(0.10)	$(0.12)	$(0.13)	$(0.12)
Shares used in calculation of net loss per share	35,401	35,655	36,056	36,147

INTUITIVE SURGICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    SUBSEQUENT EVENTS (UNAUDITED)

On March 7, 2003, the Company entered into a merger agreement with Computer Motion. Upon completion of the merger, each share of Computer Motion common stock will be converted into the right to receive a fraction of a share of Intuitive Surgical common stock. The fraction of a share of Intuitive Surgical common stock to be issued with respect to each share of Computer Motion common stock will be determined by a formula described in the merger agreement. Based on the expected capitalization of Intuitive Surgical and Computer Motion on an assumed closing date of June 20, 2003, the Company estimates that the exchange ratio will range from approximately 0.48 to 0.52 depending on the average Computer Motion common stock price during a defined period prior to closing. Based on these assumptions and on Computer Motion’s common stock price as of the date of this Annual Report on Form 10-K, the Company estimates that it will issue approximately 14.7 million shares of common stock in the merger and will reserve approximately 5.7 million additional shares of common stock for future issuance in connection with the assumption of Computer Motion’s outstanding options and warrants (including out-of-the-money options and warrants). Further, the Company estimates that, upon completion of the merger, its current stockholders will own approximately 72% of the then outstanding shares of its common stock and former Computer Motion stockholders will own approximately 28% of the then outstanding shares of its common stock. These estimates are subject to change depending on such factors as the number of fully-diluted shares the Company and Computer Motion have outstanding at closing, Computer Motion’s stock price, and whether outstanding options and warrants of Computer Motion are exercised prior to closing.

The merger is subject to the approval of a majority of the shareholders of each company and is intended to be a tax-free reorganization. In addition, the Company may provide a bridge loan of up to $7.3 million to Computer Motion to provide working capital for its operations through the closure period if necessary.

Intuitive Surgical and Computer Motion can jointly agree to terminate the merger agreement at any given time. Either company may also terminate the merger agreement if the merger is not completed by August 31, 2003 and under other circumstances described in the joint proxy statement/prospectus to be filed in connection with the merger. The merger agreement provides that, under specified circumstances, Intuitive Surgical or Computer Motion may be required to pay a termination fee and expenses of the other party in an aggregate amount of up to $2.5 million.

The recently announced merger agreement has resulted in a stay of all litigation and other administrative legal proceedings between the Company and Computer Motion. However, these proceedings may continue if the merger is not completed for any reason. Additionally, both companies jointly requested that the California litigation be stayed through August 31, 2003, and that a trial date be reserved no sooner than three months after August 31, 2003, in case the merger cannot be consummated. Currently, there is no further activity in the California litigation while closing of the merger is pursued. If the merger closes, then all litigation and other disputes between the Company and Computer Motion will be dismissed with prejudice or similarly finally terminated.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

5,000,000 shares

Common Stock

PROSPECTUS SUPPLEMENT

October 31, 2003

Bear, Stearns & Co. Inc.

Deutsche Bank Securities

U.S. Bancorp Piper Jaffray